Dear Stockholders,

At The Chefs’ Warehouse we strive to differentiate ourselves through our expansive and high-quality product offerings and unparalleled service and support, creating a very unique competitive position in the food distribution industry. As culinary experts, we are dedicated to supporting all the needs of our chefs and are pleased to serve the finest restaurants, hotels, caterers and gourmet stores in North America.

Last year was an extremely challenging period for our company. No industry was more negatively impacted by the COVID-19 pandemic and related restrictions than the many independent restaurants and hospitality establishments across our nation. Following the nation-wide shutdowns, our focus immediately shifted to supporting our customers in efforts to allow them to continue operating and pivot to new business models, delivering our fine-dining quality food products to consumers homes and supporting industry lobbying efforts to secure financial life-lines for the restaurant industry as a whole. In addition, we donated approximately $8 million in food products to charitable organizations and food banks across the United States.

Given the severity of impact to our revenue and profitability, as well as the unknown timing and nature of the COVID-19 crisis, we quickly pivoted our financial goals in 2020 to right-sizing our cost structure and effective working capital management in order to preserve cash, strengthen our balance sheet and enable our teams to continue to serve our customers. As a result, we generated approximately $43 million in operating cash flow in 2020 and maintained a solid cash balance throughout the year.

During 2020 we continued to invest in business development talent, enhanced our technology infrastructure and digital platform and expanded category growth in Seafood and Produce. Our goal is to emerge from this crisis with a strong balance sheet and strategically positioned to resume growth in the creative and dynamic world of Chef-driven restaurants and culinary establishments which The Chefs’ Warehouse has served for over 35 years.

As always, I would like to express my sincere gratitude to the entire Chefs’ Warehouse team for all their hard work and dedication to excellence this past year. Throughout all of the changes in our operations, our team has remained nimble and dedicated to the superior service that has always been a hallmark of our organization. Of course, I would also like to thank our stockholders for your continued interest in and support of our company. In our 35 years of servicing the world’s greatest chefs, we’ve certainly seen a lot. Our industry, at its heart, is about community. In times of happiness and success, and in more trying times like today, we are committed to being partners to those chefs. We are being diligent about finding creative solutions to support the restaurant industry in the coming months and we will emerge from these trying times stronger than ever..
Christopher Pappas
Chairman & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 25, 2020
or
☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 001-35249
THE CHEFS’ WAREHOUSE, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-3031526
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
100 East Ridge Road
Ridgefield, Connecticut, 06877
(Address of principal executive offices)
Registrant’s telephone number, including area code: (203) 894-1345
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	CHEF	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	CHEF	The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐  No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.Yes ☒  No ☐
The aggregate market value of the registrant’s common stock held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant’s most recently completed second quarter (June 26, 2020): $416,453,153

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.

Class	Outstanding at February 21, 2021
Common Stock, $.01 par value per share	37,278,958 shares
DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 14, 2021 (“Proxy Statement”)	Part III

Total number of pages: 87

THE CHEFS’ WAREHOUSE, INC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of The Chefs’ Warehouse, Inc. contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, our strategic plans and objectives, cost management, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of cash distributions to our stockholders in the future, if any, and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. Investors in our common stock are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the following:

•our success depends to a significant extent upon general economic conditions, including disposable income levels and changes in consumer discretionary spending;
•a significant portion of our future growth is dependent upon our ability to expand our operations in our existing markets and to penetrate new markets through acquisitions;
•we may not achieve the benefits expected from our acquisitions, which could adversely impact our business and operating results;
•we may have difficulty managing and facilitating our future growth;
•our business is a low-margin business and our profit margins may be sensitive to inflationary and deflationary pressures;
•we have significant competition from a variety of sources, and we may not be able to compete successfully;
•our customers are generally not obligated to continue purchasing products from us;
•damage to our reputation or lack of acceptance of our specialty food products, center-of-the-plate products and/or the brands we carry in existing and new markets could materially and adversely impact our business, financial condition or results of operations;
•we have experienced losses due to our inability to collect accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to pay their debts to us in a timely manner or at all;
•new information or attitudes regarding diet and health or adverse opinions about the health effects of the products we distribute could result in changes in consumer eating habits, which could have a material adverse effect on our business, financial condition or results of operations;
•our business operations and future development could be significantly disrupted if we lose key members of our management team;
•our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability. In addition, if we fail to establish proper reserves and adequately estimate future expenses, the costs associated with our self-insured group medical, workers’ compensation liability and auto liability plans may adversely affect our business, financial condition or results of operations;
•conditions beyond our control could materially affect the cost and/or availability of our specialty food products or center-of-the-plate products and/or interrupt our distribution network;
•our increased distribution of center-of-the-plate products, like meat, poultry and seafood, involves increased exposure to price volatility experienced by those products;
•group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations;
•fuel cost volatility may have a material adverse effect on our business, financial condition or results of operations;
•increases in our labor costs, including as a result of labor shortages, the unionization of some of our associates, the price or unavailability of insurance and changes in government regulation, could slow our growth or harm our business;
•significant public health epidemics or pandemics, including the COVID-19 pandemic (the “Pandemic”), may adversely affect our business, results of operations and financial condition;

•because our foodservice distribution operations are concentrated in certain culinary markets, we are susceptible to economic and other developments, including adverse weather conditions, in these areas;
•information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business;
•our investments in information technology may not produce the benefits that we anticipate;
•we may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business;
•product liability claims could have a material adverse effect on our business, financial condition or results of operations;
•we are subject to significant governmental regulation and failure to comply could subject us to enforcement actions, recalls or other penalties, which could have a material adverse effect on our business, financial condition or results of operations;
•federal, state, provincial and local tax rules in the United States and Canada may adversely impact our business, financial condition or results of operations;
•our substantial indebtedness may limit our ability to invest in the ongoing needs of our business;
•our ability to raise capital in the future may be limited;
•we may be unable to obtain debt or other financing, including financing necessary to execute on our acquisition strategy, on favorable terms or at all;
•changes in the method of determining London Interbank Offered Rate (“LIBOR”), or the replacement of LIBOR with an alternative rate, may adversely affect interest charged on our outstanding debt;
•the price of our common stock may be volatile and our stockholders could lose all or a part of their investment;
•concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions;
•if securities analysts or industry analysts downgrade our stock, publish negative research or reports or do not publish reports about our business, our stock price and trading volume could decline;
•we do not intend to pay dividends for the foreseeable future and our stock may not appreciate in value;
•our issuance of preferred stock or debt securities could adversely affect holders of our common stock and discourage a takeover; and
•some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. Investors in our common stock should carefully review the risks that are set forth under the caption “Risk Factors” included in Part I, Item 1A of this Form 10-K.

Unless this Form 10-K indicates otherwise or the context otherwise requires, the terms “The Chefs’ Warehouse,” “we,” “our,” “our Company,” “the Company” or “us” as used in this Form 10-K refer to The Chefs’ Warehouse, Inc. and its subsidiaries.

Item 1.    BUSINESS

We are a premier distributor of specialty food and center-of-the-plate products in the United States and Canada. We are focused on serving the specific needs of chefs who own and/or operate some of the leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores in the United States and Canada (collectively, our “core customers”). We believe that we have a distinct competitive advantage in serving these customers as a result of our extensive selection of distinctive and hard-to-find specialty and center-of-the-plate food products, our product knowledge and our customer service.

We define specialty food products as gourmet foods and ingredients that are of the highest grade, quality or style as measured by their uniqueness, exotic origin or particular processing method. Our product portfolio includes over 50,000 stock-keeping units (“SKUs”) from more than 2,000 different suppliers and is comprised primarily of imported and domestic specialty food products, such as artisan charcuterie, specialty cheeses, unique oils and vinegars, truffles, caviar, chocolate and pastry products. We also offer an extensive line of center-of-the-plate products, including custom cut beef, seafood and hormone-free poultry, as well as produce and broadline food products, such as cooking oils, butter, eggs, milk and flour. When marketing our products to our customers, we focus our efforts on chefs, and we believe that, by offering a wide selection of both distinctive and hard-to-find products, together with center-of-the-plate proteins and staple broadline food products, we are able to differentiate ourselves from larger, traditional broadline foodservice distributors, while simultaneously enabling our customers to utilize us as their primary foodservice distributor. Additionally, we market certain of our center-of-the-plate products directly to consumers through our mail and e-commerce platform of Allen Brothers, Inc. (“Allen Brothers”) and we expanded our direct-to-consumer e-commere platform by launching our “Shop Like a Chef” online home delivery platform in several of the markets we serve.

Since the formation of our predecessor in 1985, we have expanded our distribution network, product selection and customer base both organically and through acquisitions. Our net revenues have increased from approximately $1.2 billion for the fiscal year ended December 30, 2016 to $1.6 billion for the fiscal year ended December 27, 2019. Our net revenues for the fiscal year ended December 25, 2020 decreased to $1.1 billion due to the COVID-19 pandemic’s (the “Pandemic”) adverse impact on our business and operations and those of our customers. Our historical sales growth and our ability to manage through the material adverse impacts of the Pandemic on our business in fiscal 2020 are the result of an increase in the breadth and depth of our product portfolio, our commitment to customer service, the efforts of our experienced and sophisticated sales professionals, the increased use of technology in the operations and management of our business and our ongoing consolidation of the fragmented specialty foodservice distribution industry. Since December 28, 2018, we have completed eleven acquisitions which have increased our penetration in existing markets, expanded our footprint into new markets and/or enhanced our product capabilities. The up-front cash purchase prices for these eleven acquisitions resulted in aggregate up-front cash consideration of more than $132.7 million, which we funded with cash generated from our operations, borrowings under our then existing indebtedness and the proceeds of our common stock offerings.

Excluding our direct-to-consumer business, we currently serve more than 34,000 customer locations in our sixteen primary geographic markets across the United States and Canada, including New York, Washington, D.C., Los Angeles, San Francisco, Las Vegas, Miami, Portland, Columbus, Cincinnati, Chicago, Vancouver, Edmonton, Toronto, Seattle, Sacramento and Texas. By leveraging an experienced and sophisticated sales force of approximately 490 sales and customer service professionals, we maintain collaborative relationships with thousands of chefs while also acting as a critical marketing arm and route-to-market for many of our suppliers. We operate 36 distribution centers and provide service six days a week in many of our service areas, utilizing our fleet of delivery trucks to fill our customers’ orders.

Effect of the COVID-19 Pandemic on our Business

The Pandemic has had a material impact on our business and those of our customers. In an effort to limit the spread of the virus, federal, state and local governments began implementing various restrictions beginning in late March that resulted in the temporary closure of non-essential businesses in many of the markets we serve, which forced our customers in those markets to either transition their establishments to take-out service, delivery service or temporarily cease operations. State and local governments began to ease these restrictions in mid-May, however, the severity of indoor and outdoor dining restrictions have varied throughout the year depending on the extent of outbreaks and actions taken by the federal, state and local governments with jurisdiction over the markets we serve.

Despite these restrictions, we continued to provide our core customers with high touch service while many of our competitors reduced service levels. Our high touch service includes helping our core customers continue operating and pivoting to new business models. Although the environment has been challenging, our teams’ engagement and dedication have led us to expand to new opportunities as we partner with new and existing customers on re-openings and on launching new locations and concepts. We also expanded our direct-to-consumer product offerings by launching our “Shop Like a Chef” online home delivery platform in several of the markets we serve. We now offer products directly to consumers through both our Allen Brothers and “Shop Like a Chef” online platforms.

We have implemented cost control measures during this time of demand volatility. Our variable cost structure naturally decreases as our sales decrease, however, we also reduced portions of our fixed cost structure while still investing in our customer facing resources. Among other cost reduction actions, we postponed planned capital expenditures, returned certain equipment on short-term rental agreements, and reduced compensation expense through salary reductions, furloughs and lay-offs as we right-size our organization to current levels of demand.

As of December 25, 2020, we had $193.3 million of cash on our balance sheet and $50.3 million of availability on our asset-based loan facility. Our liquidity position, cost control measures and our strong relationships with customers and suppliers put us in a strategic position to invest in growth and take advantage of business development opportunities as we recover from the Pandemic.

Competitive Strengths

We believe that, during our over 30-year history, we have achieved, developed and/or refined the following strengths which provide us with a distinct competitive position in the foodservice distribution industry and also the opportunity to achieve superior margins relative to most large broadline foodservice distributors:

Leading Distributor of Specialty Food Products in Many of the Key Culinary Markets. Based on our management’s industry knowledge and experience, we believe we are the largest distributor of specialty food products, as measured by net sales, in the New York, Washington, D.C., San Francisco and Los Angeles metropolitan markets. We believe these markets, along with a number of other markets we serve, including Las Vegas, Miami, Portland, Columbus, Cincinnati, Chicago, Vancouver, Edmonton, Toronto, Seattle, Sacramento and Texas, create and set the culinary trends for the rest of the United States and Canada and provide us with valuable insight into the latest culinary and menu practices. Furthermore, we believe our established relationships with many of the top chefs, culinary schools and dining establishments in these key culinary markets have benefited us when we entered into new markets where we believe that chefs at our potential customers were generally knowledgeable of our brand and commitment to quality and excellence from their experience working in other markets which we serve or through their personal relationships throughout the culinary industry.

Expansive Product Offering. We offer an extensive portfolio of high-quality specialty food products, ranging from basic ingredients and staples, such as milk and flour, to custom-cut steaks, seafood, produce and pastries, as well as delicacies and specialty ingredients sourced from North America, Europe, Asia and South America, which we believe helps our customers distinguish their menu offerings. We carry more than 50,000 SKUs and we constantly evaluate our portfolio and introduce new products to address regional trends and preferences and ensure that we are on the leading edge of broader culinary trends. Through our importing division, we provide our customers with access to a portfolio of exclusive items, including regional olive oils, truffles and charcuterie from Italy, Spain, France and other Mediterranean countries. In addition, and as evidence of our commitment to aid our customers in creating unique and innovative menu items, we regularly utilize our sourcing relationships and industry insights to procure additional products that we do not regularly carry but that our customers specifically request. We believe that the breadth and depth of our product portfolio facilitates our customers’ ability to distinguish and enhance their menu offerings and differentiates us from larger traditional broadline foodservice distributors. For example, we provide a selection of more than 200 different varieties of olive oil, while large broadline foodservice distributors only carry, on average, 5-10 types of olive oil.

Critical Route-to-Market for Specialty Food Suppliers. We currently distribute products from more than 2,000 different suppliers. Our suppliers are located throughout North America, Europe, Asia and South America and include numerous small, family-owned entities and artisanal food producers. We are the largest customer for many of our suppliers. As a result, our experienced and sophisticated sales professionals, customer relationships and distribution platform are important to these suppliers’ route-to-market, which enables us to offer a wide range of products on an exclusive basis.

Expanding Base of Premier Customer Relationships. Our breadth and depth of product offerings coupled with our highly regarded customer service has allowed us to develop and retain a loyal customer base that is comprised of chefs who own or work at more than 34,000 of the nation’s leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores. Our focus on product selection, product knowledge and customer service has rewarded us with a number of long-term customer relationships, which often begin when chefs are introduced to us while attending the nation’s leading culinary schools, including The Culinary Institute of America and The French Culinary Institute, both of which have been customers of ours for more than ten years. Based on our management’s industry experience and our relationships and dealings with our customers, we believe we are the primary distributor of specialty food products to the majority of our customers that are not part of our direct-to-consumer business.

Collaborative Professional and Educational Relationships with our Customers. We employ a sophisticated and experienced sales force of approximately 490 sales and customer service professionals, a significant number of whom have formal culinary training, degrees in the culinary arts or prior experience working in the culinary industry. Equipped with advanced culinary and industry knowledge, our sales professionals seek to establish a rapport with our customers’ chefs, so that they can more fully understand and anticipate the needs of and offer cost-effective food product solutions to the chefs who own or operate these businesses. We believe that the specialized knowledge base of our sales professionals enables us to take a more collaborative and educational approach to selling our gourmet foods and ingredients and to further differentiate ourselves from our traditional broadline competitors.

Expertise in Logistics and Distribution. We have built a first-class, scalable inventory management and logistics platform that enables us to efficiently fill our customers’ orders and to profitably meet our customers’ needs for varying drop sizes, high service levels and timely delivery. With 36 distribution centers located throughout the United States and Canada, we are able to leverage our geographic footprint and reduce our inbound freight costs. This scale enables us to maintain a portfolio of more than 50,000 SKUs, and through the operation of our sophisticated information technology, inventory management and logistics systems, we believe we provide our customers with some of the highest levels of customer service and responsiveness in our industry.

Experienced and Proven Management Team. Our senior management team has demonstrated the ability to grow the business through various economic environments. With collective experience of more than 90 years at The Chefs’ Warehouse, its predecessor and other foodservice distribution companies, our founders and senior management are experienced operators and are passionate about our future. Our senior management team is comprised of our founders, as well as experienced professionals with expertise in the foodservice distribution industry and in a wide range of functional areas, including finance and accounting, sales and marketing, operations, information technology, legal and human resources

Our Growth Strategies

We believe substantial organic growth opportunities exist to recover our net revenues to pre-Pandemic levels in our current markets through increased penetration of our existing customers and the addition of new customers, and we have identified new markets that we believe also present opportunities for future expansion. Key elements of our growth strategy include the following:

Increase Penetration with Existing Customers. We intend to sell more products to our existing customers by increasing the breadth and depth of our product selection and increasing the efficiency of our sales professionals, while at the same time continuing to provide excellent customer service. We are a data-driven and goal-oriented organization, and our management and sales professionals are highly focused on our weekly sales and gross profit contribution from each of our core customers and increasing the number of unique products we distribute to such customers. We believe our acquisition activity reflects this focus, as we have sought to complement our existing product offerings and enhance our product capabilities through the acquisition of wholesale specialty food and produce distributors and high quality center-of-the-plate protein suppliers, manufacturers and distributors.

Expand our Customer Base Within our Existing Markets. As of December 25, 2020, we served more than 34,000 customer locations, excluding our direct-to-consumer business, in the United States and Canada. We plan to expand our market share in the fragmented specialty food distribution industry by cultivating new customer relationships within our existing markets through the continued penetration of menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores. We believe we have the opportunity to continue to gain market share in our existing markets by offering an extensive selection of specialty food products, as well as center-of-the-plate proteins, produce and traditional broadline staple food products through our unique, collaborative and educational sales efforts and efficient, scalable distribution solution.

Improve our Operating Margins. As we continue to grow, we believe that the investments we are making in our facilities and information technology platforms, along with improved efficiencies that we are working to achieve in our general and administrative functions, should yield both improved customer service and increased profitability. Utilizing our fleet of delivery trucks, we usually fill customer orders within 12-24 hours of order placement. We intend to continue to offer our customers this high level of customer service, while maintaining our focus on realizing efficiencies and economies of scale in purchasing, warehousing, distribution and general and administrative functions which, when combined with incremental fixed-cost leverage, we believe will lead to continued improvements in our operating margin over time.

Pursue Selective Acquisitions. Throughout our over 30-year history, we have successfully identified, consummated and integrated multiple strategic acquisitions, which were designed to increase our penetration in existing markets, expand our footprint into new markets and/or enhance our product capabilities. We believe that, over time, we will be able to improve the operations and overall profitability of each acquired company by leveraging our sourcing relationships to provide an expanded product portfolio, implementing our tested sales force training techniques and metrics and installing improved warehouse management and information systems. We believe we have the opportunity to capitalize on our existing infrastructure and expertise by continuing to selectively pursue opportunistic acquisitions in order to expand the breadth of our distribution network, increase our operating efficiency and add additional products and capabilities. Since our initial public offering (“IPO”), we have completed twenty acquisitions, which have increased our penetration in existing markets, expanded our footprint into new markets and enhanced our product capabilities.

Our Markets and the Customers that We Serve

Excluding our direct-to-consumer business, we distribute our specialty food products to over 34,000 distinct customer locations from distribution centers located in our primary markets, which include New York, Washington, D.C., Los Angeles, San Francisco, Las Vegas, Miami, Portland, Columbus, Cincinnati, Chicago, Vancouver, Edmonton, Toronto, Seattle, Sacramento and Texas. We also serve customers in a number of other markets, including Philadelphia, Boston and Napa Valley. We believe that many of these markets set the culinary trends for the rest of the United States and Canada and provide us with valuable insight into the latest culinary and menu trends. We have established collaborative professional and educational relationships with some of the United States’ and Canada’s most demanding chefs, which allows us to anticipate the needs of, and offer cost-effective food product solutions to, our customers while allowing our customers to locate ingredients that will enable them to create unique and differentiated menu items. Our target customers include menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores. We have no meaningful customer concentration as our top ten customers accounted for less than 8.5% of total net sales for our 2020 fiscal year.

Our Allen Brothers subsidiary markets certain of our center-of-the-plate proteins directly to consumers through a mail and e-commerce platform. Additionally, in response to the Pandemic, we expanded our direct-to-consumer product offerings by launching our “Shop Like a Chef” online home delivery platform in several of the markets we serve.

Set forth below is a breakdown of the primary geographic markets we serve and the year we entered each market:

Market Name	Geographies Served	Year Entered
New York	Boston to Atlantic City	1985
Washington, D.C.	Philadelphia to Richmond	1999
Los Angeles	Santa Barbara to San Diego	2005
San Francisco	Napa Valley to Monterey Bay	2005
Las Vegas	Las Vegas	2005
Miami	Miami	2010
Portland	Bend, OR to Seattle, WA	2011
Columbus	Midwest	2012
Cincinnati	Dayton, OH to Lexington, KY	2013
Chicago	Chicago	2013
Vancouver	Vancouver and Western Canada	2013
Edmonton	Edmonton and Calgary	2013
Toronto	Toronto	2013
Seattle	Seattle	2013
Sacramento	Sacramento	2015
Texas	Texas	2018

We extend credit to virtually all of our core customers on varying terms. Typically, most of our customers have payment terms from 14 -60 days, however, in response to the Pandemic, the Company has temporarily tightened its credit terms to a maximum of 30 days for the majority of its customers. We complete a formal credit assessment of all significant new core customers, and our Credit and Collections Department regularly evaluates credit terms for each such customer based upon several factors, including order frequency, average order size, the types of products purchased and the length of the relationship. We believe that we are skilled at managing customer credit.

Our Gourmet Food Products

We strive to be the primary food source solution for our customers, and, to this end, we offer our customers a comprehensive product portfolio that ranges from basic ingredients and staples, such as milk and flour, to custom-cut steaks, seafood, produce and pastries, as well as delicacies and specialty ingredients sourced from North America, Europe, Asia and South America. We carry more than 50,000 SKUs and we are fully committed to utilizing our sourcing relationships and industry insights to procure products that we do not regularly carry but that our customers specifically request as they seek to create unique and innovative menu offerings.

We continuously evaluate potential additions to our product portfolio based on both existing and anticipated trends in the culinary industry. Our buyers have numerous contacts with suppliers throughout North America, Europe, Asia and South America and are always looking for new and interesting products that will aid our customers as they seek to keep up with the latest developments in the culinary industry. Our ability to successfully distribute a significant portion of the total production of smaller, regional and artisanal specialty food producers allows us the opportunity to be these producers’ primary route-to-market in our markets without, in most cases, requiring us to make contractual commitments regarding guaranteed volume. We are also able to utilize our size and successful track record of distributing products sourced from outside the United States and Canada to resist efforts from many of our foreign suppliers to push importing costs off onto us.

We seek to differentiate ourselves from our competitors by offering a more extensive depth and breadth of specialty products. We carry a wide range of high-quality specialty food products, including artisan charcuterie, specialty cheeses, unique oils and vinegars, truffles, caviar, chocolate and pastry products across each of our markets, but we also offer a number of items in each of our respective markets that are tailored to meet the unique preferences of the individual chefs in that market. We regularly rotate our inventory to identify and bring to market new products that will continue to support our value proposition.

Within our product offerings, we carry numerous gourmet brands, and at the same time, we seek to maximize product contribution through the sale of our proprietary brands, which we offer in a number of staple products, including bulk olive oil, Italian grating cheeses and butter. We believe that our ability to offer simultaneously high-quality specialty foods and ingredients, center-of-the-plate products, produce and more traditional broadline staple food products provides our customers with foodservice distribution solutions that are efficient and cost effective.

Our Sophisticated and Experienced Sales Professionals

We employ a sophisticated and experienced sales force of approximately 490 sales and customer service professionals focused on meeting our customers’ goals and objectives, while concurrently educating them regarding our latest products and broader culinary trends. Our sales force is composed of the following three distinct groups which are all focused on providing outstanding service to our customers:

•Outside Sales Associates: Responsible for identifying sales opportunities, educating customers and acting as our public representatives.
•Inside Sales Associates: Responsible for processing customer orders and arranging for delivery and payment.
•Product Specialists: Responsible for maintaining specialized product knowledge and educating our outside sales associates and customers regarding new products and general developments in several specific categories, including protein, seafood, pastry and cheese.

A significant number of our sales professionals have formal culinary training, degrees in the culinary arts and/or prior experience working in the culinary industry. We strive to harness this culinary knowledge and passion for food and to concurrently promote an entrepreneurial working environment. Utilizing advanced pricing optimization software available to them on a real-time basis, our sales professionals are afforded flexibility to determine the pricing of individual items for our customers within a range of pricing options. The majority of our outside sales professionals are compensated on a commission basis, and their performance is measured primarily upon their gross profit dollars obtained. We have historically experienced low turnover among our seasoned sales professionals.

Because we are highly focused on collaborating with our customers and educating them regarding our latest products and broader culinary trends, we view the ongoing education and training of our sales force as crucial to our continued success. To ensure that our sales professionals remain on the forefront of new culinary products and trends, we regularly hold “vendor shows” at our distribution centers, where our sales force is able to interact with vendors and learn more about the vendors’ latest product offerings and the performance of these products relative to competitive offerings.

Our Suppliers

We are committed to providing our customers with an unrivaled portfolio of specialty food products, as well as a comprehensive broadline product offering and center-of-the-plate products. To fulfill this commitment, we maintain strong sourcing relationships with numerous producers of high-quality artisan and regional specialty food products, as well as a wide range of broadline product suppliers, produce and protein vendors. Our importing arm also provides us with access to exclusive items such as regional olive oils, truffles and charcuterie sourced from Italy, Spain, France and other Mediterranean countries.

We constantly seek out and evaluate new products in order to satisfy our customers’ desire to be at the forefront of the latest culinary and menu trends, and, as evidence of our commitment to aid our customers in creating unique and innovative menu items, we regularly utilize our sourcing relationships and industry insights to procure other products that we do not regularly carry but that our customers specifically request.

We currently distribute products from more than 2,000 different suppliers. We carry multiple products and utilize multiple suppliers in all of our product categories, thereby eliminating our dependence upon any single supplier. Additionally, we seek to limit commodity risk by utilizing sophisticated forecasting and inventory management systems to minimize the inventory carrying time of commodity-oriented products and by leveraging the specialized product knowledge of our product specialists to manage purchasing and inventory levels when appropriate.
In response to the Pandemic, our purchasing teams have worked diligently to shift our product purchases to SKUs that are in high demand and, thus far, we have not experienced difficulties in procuring products from our suppliers.

Our Operations and Distribution Centers

Operating out of 36 distribution centers of varying size and, despite the impacts of the Pandemic, providing service six days a week in many areas, we utilize our fleet of delivery trucks to fill customer orders, usually within 12-24 hours of order placement. We have invested significantly in sophisticated warehousing, inventory control and distribution systems, as described in more detail below.

We have implemented pick-to-voice technology in each of our distribution facilities, which enables our warehouse employees to fill orders with greater speed and accuracy and are implementing inventory scanning platforms in an effort to reduce damages and returns.

Products are delivered to our distribution centers primarily by contract carriers, the suppliers themselves and our fleet of trucks. Out trucks are either owned or leased from national leasing companies and regional firms that offer competitive services. Customer orders are assembled in our distribution centers and then sorted, placed on pallets and loaded onto trucks and trailers in delivery sequence. The majority of our trucks and delivery trailers have multiple, temperature-controlled compartments that ensure all product is delivered to the customer at its optimal temperature.

We employ advanced routing and logistics planning software, which maximizes the number of daily deliveries that each of our trucks can make, while also enabling us to typically make deliveries within each customer’s preferred two to three hour time window. For our direct-to-consumer business, we ship through nationally recognized couriers. We also use GPS and vehicle monitoring technology to regularly evaluate the condition of our delivery trucks and monitor the performance of our drivers, by tracking their progress relative to their delivery schedule and providing information regarding hard braking, idling and fast starts. Our use of this technology allows us to conduct proactive fleet maintenance, provide timely customer service and improve our risk management.

Our Technology Systems

We maintain an advanced information technology platform that enables us to manage our operations across our various markets, as we seek to drive our growth and profitability and ensure that the needs of our customers are met in an accurate and efficient manner. Over recent years, we have made significant investments in distribution, sales, information and warehouse management systems and are in the process of implementing a fully-integrated ERP system. Our systems improvements include the implementation of route optimization software, a warehouse management system at all specialty warehouses that integrates with pick-to-voice and directed put-away systems. We are driving increasing sales volume through our ecommerce platforms and a new mobile ordering tool which we believe will enable a much more seamless online customer experience. We also leverage a reporting and analytics platform that provides our sales team and management with the information required to drive efficiency and growth. We believe that our current systems are scalable and can be leveraged together with targeted investments in new technology to provide the fuel to drive profitable growth.

Intellectual Property

Except for the Spoleto, Bel Aria, Grand Reserve, Provvista, Argonaut, Praml, Black Falls, Michael’s, Chocoa, Crescendo, Matisse, Qzina, Coccinelle, Allen Brothers, The Great Steakhouse Steaks, Del Monte, Fells Point, Bassian Farms, Sid Wainer & Son, Cambridge Packing, and The Chefs’ Warehouse trademarks, we do not own or have the right to use any patent, trademark, trade name, license, franchise or concession, the loss of which would have a material adverse effect on our business, financial condition or results of operations.

Competition

The foodservice distribution industry is highly competitive. We compete with numerous smaller distributors on a local level, as well as with a limited number of national broadline foodservice distributors. Certain of these distributors have greater financial and other resources than we do. Bidding for contracts or arrangements with customers, particularly larger hotels and caterers, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. We believe that most purchasing decisions in the foodservice distribution industry are based upon the quality and price of the product distributed and the distributor’s ability to completely and accurately fill orders and deliver them in a timely manner.

Human Capital Management

As of December 25, 2020, we had 2,221 full-time employees, 149 of whom (approximately 7%) are currently represented by unions and operate under collective bargaining agreements, which expire at various times between fiscal 2021 and 2025. We offer attractive compensation and benefit packages, and we believe our relationship with our employees is satisfactory.

Workforce Health and Safety

The safety and health of our employees is a top priority for us. In response to the Pandemic, we implemented new procedures and protocols recommended by the Centers for Disease Control, federal and state governments, and other major health authorities. This includes, but is not limited to, instructing our employees to practice social distancing on our premises and those of our customers, frequent sanitation of our work environments, truck fleet and equipment, supplying personal protective equipment to our workforce and allowing our administrative employees to work from home.

Regulation

As a distributor of specialty food products and meat and seafood in the United States and Canada, we are subject to regulation by numerous international, federal, state, provincial and local regulatory agencies. For example, at the U.S. federal level, we are subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (“FDA”). The FDA regulates manufacturing and holding requirements for foods, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels, among other responsibilities. For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act and regulations promulgated thereunder by the U.S. Department of Agriculture (“USDA”). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from vendors. The products we distribute in Canada are also subject to regulation and inspection by Health Canada and the Canadian Food Inspection Agency. Our suppliers are also subject to similar regulatory requirements and oversight. The failure to comply with applicable regulatory requirements could result in civil or criminal fines or penalties, product recalls, closure of facilities or operations, the loss or revocation of existing licenses, permits or approvals or the failure to obtain additional licenses, permits or approvals in new jurisdictions where we intend to do business.

We are also subject to state and local regulation through such measures as the licensing of our facilities, enforcement by state and local health agencies of state and local standards for our products and facilities and regulation of our trade practices in connection with the sale of products. Our facilities are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products that we distribute. Our Canadian distribution facilities, repackaging activities and other operations also are subject to regulation and inspection by the Canadian Food Inspection Agency and provincial health authorities.

Our trucking operations are regulated by the Surface Transportation Board, the Federal Highway Administration, Transport Canada and Canadian provincial transportation authorities. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations. We believe that we are in compliance with applicable regulatory requirements relating to our motor carrier operations. Our failure to comply with the applicable motor carrier regulations could result in substantial fines or revocation of our operating permits.

Our operations are subject to a broad range of federal, state, provincial and local environmental health and safety laws and regulations, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from releases of petroleum products and other hazardous substances.

We believe that we are in material compliance with all international, federal, state, provincial and local regulations applicable to our operations, and management is unaware of any related issues that may have a material adverse effect upon our business, financial condition or results of operations.

Litigation and Insurance

We may be subject to lawsuits, claims and assessments in the normal course of business. Our management does not believe that there are any suits, claims or unasserted claims or assessments pending which would have a material adverse effect on our operations or financial condition.

We maintain comprehensive insurance packages with respect to our facilities, equipment, product liability, directors and officers, workers’ compensation and employee matters in amounts which management believes to be prudent and customary within the foodservice distribution industry.

Seasonality

Excluding our direct-to-consumer business, we generally do not experience any material seasonality. However, our sales and operating results may vary from quarter to quarter due to factors such as changes in our operating expenses, management’s ability to execute our operating and growth strategies, personnel changes, demand for our products, supply shortages, weather patterns and general economic conditions.

Our Allen Brothers direct-to-consumer business is subject to seasonal fluctuations, with direct-to-consumer center-of-the-plate protein sales typically higher during the holiday season in our fourth quarter; accordingly, a disproportionate amount of operating cash flows from this portion of our business is generated in the fourth quarter. Despite a significant portion of these sales occurring in the fourth quarter, there are operating expenses, principally advertising and promotional expenses, throughout the year.

The Pandemic has had a material impact on our business and operations and those of our customers. Our net sales were most significantly impacted during the second quarter of fiscal 2020 when, in an effort to limit the spread of the virus, federal, state and local governments began implementing various restrictions that resulted in the temporary closure of non-essential businesses in many of the markets we serve, which forced our customers in those markets to either transition their establishments to take-out service, delivery service or temporarily cease operations.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our customers. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our operations.

Available Information

Our principal executive office is located at 100 East Ridge Road, Ridgefield, Connecticut 06877, and our telephone number is (203) 894-1345. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports will be made available free of charge through the Investors section of our website (http://www.chefswarehouse.com) as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (“SEC”). Material contained on our website is not incorporated by reference into this report.

We have also adopted a Code of Business Conduct and Ethics (“Code of Ethics”) that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics is publicly available on the Investor Relations section of our website (http://www.chefswarehouse.com) and is available free of charge by writing to The Chefs’ Warehouse, Inc., 100 East Ridge Road, Ridgefield, Connecticut 06877, Attn: Investor Relations. If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our principal executive officer, principal financial officer or principal accounting officer, or persons performing similar functions, we intend to make any legally required disclosures regarding such amendments or waivers on the Investors section of our website (http://www.chefswarehouse.com).

The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC located at http://www.sec.gov.

Information about our Executive Officers

Name & Position	Age	Business Experience
Christopher Pappas President, Chief Executive Officer and Chairman of the Board of Directors	61
Christopher Pappas is our founder and has served as our chief executive officer since 1985 and has been our chairman since March 1, 2011. He has been our president since April 11, 2009 and before that was our president from our formation to January 1, 2007. Prior to founding our company, Mr. Pappas played basketball professionally in Europe for several years following his graduation from Adelphi University in 1981 with a Bachelor of Arts degree in Business Administration. Mr. Pappas currently oversees all of our business activities, with a focus on product procurement, sales, marketing and strategy development. Mr. Pappas's qualifications to serve on our board of directors include his extensive knowledge of our company and the specialty food products distribution business and his years of leadership at the Company.

John Pappas Vice Chairman and Director	57
John Pappas is a founder of our company and currently serves as our vice chairman, a position he has held since March 1, 2011. From our founding in 1985 to March 1, 2011, he served as our chief operating officer. He has 25 years of experience in logistics, facility management and global procurement and oversees our network of distribution centers nationwide. Mr. Pappas is also active in the development of our corporate strategy. Mr. Pappas's qualifications to serve on our board of directors include his extensive knowledge of our company and the specialty food products distribution industry and his years of leadership at the Company.

James Leddy Chief Financial Officer	57
James“Jim” Leddy is our chief financial officer and assistant secretary, positions he has held since his appointment as of November 11, 2017. Prior to his appointment, Mr. Leddy served as our executive vice president of finance since joining the Company in September 2017. Mr. Leddy previously served as interim Chief Financial Officer at JetBlue Airways from November 2016 to February 2017 and served as Senior Vice President and Treasurer from 2012 to November 2016. Prior to joining JetBlue, Mr. Leddy served as Senior Vice President, Treasury and Cash Management at NBCUniversal from 2008 until 2012, and as a Senior Technical Advisor at General Electric from 2003 until 2008. Previously, Mr. Leddy held corporate risk and treasury management positions at First Union National Bank and Dai-ichi Kangyo Bank. Mr. Leddy holds an M.B.A. in Finance and Management of Technology from the University of Connecticut and a B.A. in Economics from Fordham University.

Alexandros Aldous General Counsel, Corporate Secretary & Chief Government Relations Officer	40
Alexandros Aldous is our General Counsel, Corporate Secretary & Chief Government Relations Officer, positions he has held since joining us in March 2011, our IPO on July 27, 2011, and March 8, 2017, respectively. Mr. Aldous is also an adjunct Professor of Law at the Washington College of Law, American University. Mr. Aldous's prior work experience includes working as an attorney with Barclays Capital, the investment banking division of Barclays Bank PLC, in London, where he focused primarily on mergers and acquisitions and capital markets, and prior to that, working as an attorney with Shearman & Sterling LLP, in New York, where he focused primarily on mergers and acquisitions. Mr. Aldous is a member of both the Government Relations Leadership Committee and General Counsel Committee of the International Foodservice Distributors Association, co-chairman of the Global Alumni Advisory Board of the American College of Greece, as well as a member of the Dean's Counsel of American University's School of International Service. Mr. Aldous earned a B.A. in Classics and Government from Colby College, a Juris Doctor and M.A. from American University and an LL.M. from the London School of Economics and Political Science. Mr. Aldous is licensed to practice law in the State of New York, District of Columbia, and England and Wales.

Timothy McCauley Chief Accounting Officer	56
Timothy McCauley has served as our chief accounting officer, since his appointment on February 16, 2018 and previously served as our controller since joining the Company in May 2015. Mr. McCauley has over 30 years of experience in accounting and finance roles across a variety of industries. Mr. McCauley’s prior work experience includes serving as Vice President – Finance at MacDermid Inc., Corporate Controller at Northern Tier Energy LP, Director of Financial Reporting and Investor Relations at Presstek, Inc. and Finance Director at Eastman Kodak Company. Prior to joining Eastman Kodak Company, Mr. McCauley worked with PricewaterhouseCoopers for eleven years in their assurance and business advisory practice. Mr. McCauley holds a Bachelor of Science degree in Business - Accounting from the University of Connecticut and is a registered certified public accountant in the state of Connecticut.

Patricia Lecouras Chief Human Resources Officer	65
Patricia Lecouras is our Chief Human Resources Officer. Ms. Lecouras was promoted to Chief Human Resources Officer on March 8, 2013. Ms. Lecouras joined our company from GE Capital Commercial Finance where she was vice president, human resources from 2001 to 2007. Prior to her time with GE Capital Commercial Finance, Ms. Lecouras was with Nine West Shoes (f/k/a Fischer Camuto Corporation) and Xerox. Ms. Lecouras's professional experience is multi-disciplinary and includes prior experience working in finance and tax-related functions. She also has earned a six sigma master black belt certification. Ms. Lecouras holds a Bachelor of Arts degree in Psychology and Social Work from Skidmore College.

Item 1A.    RISK FACTORS

Our business, financial condition and results of operations are subject to various risks and uncertainties, including those described below and elsewhere in this Annual Report on Form 10-K. This section discusses factors that, individually or in the aggregate, we think could cause our actual results to differ materially from our expected and historical results. Risk factors are organized in categories where they primarily apply, but other categories may also apply. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995.

Business and Macroeconomic Risk

Our success depends to a significant extent upon general economic conditions, including disposable income levels and changes in consumer discretionary spending.

Our business is exposed to reductions in consumer discretionary spending because our target customers operate in the food-away-from-home industry. Consumer discretionary spending may be affected by many factors outside of our control, including general economic conditions, disposable income levels and consumer confidence levels. In uncertain economic environments, consumers may choose to spend discretionary dollars less frequently which could result in a decline in consumers’ food-away-from-home purchases, particularly in more expensive restaurants, and, consequently, adversely impact the businesses of our customers by, among other things, reducing the frequency with which our customers’ customers choose to dine out or the amount they spend on meals while dining out. If our customers’ sales decrease, our profitability could decline as we spread fixed costs across lower sales volume. Also, similar economic conditions could lead to consumers purchasing less from our direct-to-consumer Allen Brothers business. Moreover, if a prolonged downturn or uncertain outlook in the economy were to occur, consumers might ultimately make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis or purchasing less from Allen Brothers. Accordingly, adverse changes to consumer preferences or consumer discretionary spending, each of which could be affected by many different factors which are out of our control, could harm our business, financial condition or results of operations. Our continued success will depend in part upon our ability to anticipate, identify and respond to changing economic and other conditions and the impact that those conditions may have on discretionary consumer spending.

A significant portion of our future growth is dependent upon our ability to expand our operations in our existing markets and to penetrate new markets either through organic growth or through acquisitions.

We intend to expand our presence in our existing markets by adding to our existing customer base through the expansion of our product portfolio and the increase in the volume and/or number of purchase orders from our existing customers. We cannot assure investors, however, that we will be able to continue to successfully expand or acquire critical market presence in our existing markets, as we may not successfully market our specialty food and center-of-the-plate products and brands or may encounter larger and/or more well-established competitors with substantially greater financial resources. Moreover, competitive circumstances and consumer characteristics in new segments of existing markets may differ substantially from those in the segments in which we have substantial experience. If we are unable to expand in existing markets, our ability to increase our revenues and profitability may be affected in a material and adverse manner. At times, we have grown our business by expanding into new geographic markets. Efforts to expand organically may take time to produce revenues that exceed our expenses in these new markets, which can be high as we build out our infrastructure and hire associates to run our operations.

We also regularly evaluate opportunities to acquire other companies. To the extent our future growth includes acquisitions, we cannot assure investors that we will successfully identify suitable acquisition candidates, obtain financing for such acquisitions, if necessary, consummate such potential acquisitions, effectively and efficiently integrate any acquired entities or successfully expand into new markets as a result of our acquisitions. Moreover, there may be additional risks that we face to the extent that we acquire companies that are principally involved in the distribution of products that we have not historically distributed, like fresh produce.

We may not achieve benefits expected from our acquisitions which could adversely impact our business and operating results.

We believe that there are risks related to acquiring companies, including overpaying for acquisitions, losing key employees of acquired companies, failing to identify potential liabilities associated with the acquisition of the business prior to our acquisition and failing to achieve potential synergies. Additionally, our business could be adversely affected if we are unable to integrate the companies we acquired.

A significant portion of our past growth has been achieved through acquisitions of, or mergers with, other distributors of specialty food products and center-of-the-plate protein items. Our future acquisitions may have a material adverse effect on our results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including successful integration of the acquired entity. Integration requires, among other things:

•maintaining the existing customer and supplier base and personnel;
•optimizing delivery routes;
•coordinating administrative, distribution and finance functions; and
•integrating management information systems and personnel.

The integration process may temporarily redirect resources previously focused on reducing product cost, resulting in lower gross profits in relation to sales. In addition, the process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations. We have an integration team which is dedicated to onboarding new acquisitions and integrating information technology systems as quickly and efficiently as possible. We believe that having a team dedicated to integration helps make sure the people, processes and products we add through acquisitions are consistent with our historical business and allows our management team to focus its attention on our day-to-day operations. If the integration team does not improve our integration process, the integration of acquisitions could divert the attention of management, and any difficulties or problems encountered in the integration process could have a material adverse effect on our business, financial condition or results of operations.

In connection with our acquisition of businesses in the future, if any, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities typically has been limited and may, with respect to future acquisitions, also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing or the consents of our lenders. We may not be able to obtain this additional financing or these consents on acceptable terms or at all. Moreover, we may need to finance our acquisition activity with the issuance of equity or debt securities, which may have rights and preferences superior to those of our common stock and, in the case of common equity securities, may be issued at such prices and in such amounts as may cause significant dilution to our then-existing common stockholders. To the extent we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

In addition, although we enter into acquisition agreements with each company or business we acquire that contain customary representations, warranties, covenants and indemnities, there is no guarantee that we will recover all of our losses that may result from a breach of such agreements. For example, most acquisition agreements contain baskets or deductibles and caps and limitations on damages and on periods in which we may bring a claim. In addition, there can be no guarantee that we will be successful on the merits of any claim that we bring arising out of a breach of an acquisition agreement or that if we are successful on the merits in bringing a claim that the sellers of the businesses we acquire will be able to pay us for our losses. Moreover, the costs that we incur to investigate a potential matter may not be fully recoverable. Additionally, as a result of an acquisition, we may enter into a new business or market or offer products that differ from our core business. Any such new business or market or the sale and distribution of new products may present new challenges for us, and we may not be able to overcome such challenges. Additionally, we may seek to distribute a different set of products than the business that we acquire, which may cause a loss of customers of those businesses if we can no longer carry the products they desire or charge more for those products than was charged before we acquired the business.

Our failure to realize the benefits expected from our acquisitions could result in a reduction in the price of our common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially and adversely impact our business, financial condition or results of operations.

We may have difficulty managing and facilitating our future growth.

At times since our inception, we have rapidly expanded our operations through organic growth, acquisitions or otherwise. This growth has placed and will continue to place significant demands upon our administrative, operational and financial resources. This growth, however, may not continue. To the extent that our customer base and our distribution networks continue to grow, this future growth may be limited by our inability to acquire new distribution facilities or expand our existing distribution facilities, make acquisitions, successfully integrate acquired entities, implement information systems initiatives or adequately manage our personnel.

Moreover, our future growth may be limited in part by the size and location of our distribution centers. As we near maximum utilization of a given facility, our operations may be constrained and inefficiencies may be created, which could adversely affect our results of operations unless the facility is expanded, volume is shifted to another facility or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our results of operations. We cannot assure investors that we will be able to successfully expand our existing distribution facilities or open new distribution facilities in new or existing markets as needed to facilitate growth.

Even if we are able to expand our distribution network, our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our employees. We cannot assure investors that our existing personnel, systems, procedures and controls will be adequate to support the future growth of our operations. Accordingly, our inability to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

Our business is a low-margin business and our profit margins may be sensitive to inflationary and deflationary pressures.

We operate within a segment of the foodservice distribution industry, which is an industry characterized by a high volume of sales with relatively low profit margins. Although our profit margins are typically higher than more traditional broadline foodservice distributors, they are still relatively low compared to other industries’ profit margins. Volatile food costs may have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact consumer discretionary spending decisions within our customers’ establishments, which could adversely impact our sales. Conversely, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of sales may remain relatively constant. However, some of our products, particularly certain of our center-of-the-plate protein items, are priced on a “cost plus” markup, which helps mitigate the negative impact of deflation. If our product mix changes, we may face increased risks of margin compression, as we may be unable to achieve the same level of profit margins as we are able to capture on our traditional specialty products. Our inability to effectively price our specialty food products or center-of-the-plate products, to quickly respond to inflationary and deflationary cost pressures and to reduce our expenses could have a material adverse impact on our business, financial condition or results of operations.

We have significant competition from a variety of sources, and we may not be able to compete successfully.

The foodservice distribution industry is highly fragmented and competitive, and our future success will be largely dependent upon our ability to profitably meet our customers’ needs for certain gourmet foods and ingredients, varying drop sizes, high service levels and timely delivery. We compete with numerous smaller distributors on a local level, as well as with a limited number of larger, traditional broadline foodservice distributors. We cannot assure investors that our current or potential competitors will not provide specialty food products and ingredients, center-of-the-plate protein items or services that are comparable or superior to those provided by us at prices that are lower than the prices we charge or adapt more quickly than we do to evolving culinary trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share. Accordingly, we cannot assure investors that we will be able to compete effectively against current and future competitors, and increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Our customers are generally not obligated to continue purchasing products from us.

Most of our customers buy from us pursuant to individual purchase orders, as we generally do not enter into long-term agreements with our customers for the purchase of our products. Because our customers are generally not obligated to continue purchasing products from us, we cannot assure investors that the volume and/or number of our customers’ purchase orders will remain constant or increase or that we will be able to maintain or add to our existing customer base. Significant decreases in the volume and/or number of our customers’ purchase orders or our inability to retain or grow our current customer base may have a material adverse effect on our business, financial condition or results of operations.

Damage to our reputation or lack of acceptance of our specialty food products, center-of-the-plate products and/or the brands we carry in existing and new markets could materially and adversely impact our business, financial condition or results of operations.

We believe that we have built a strong reputation for the breadth and depth of our product portfolio and the brands we carry and that we must protect and grow their value to be successful in the future. Any incident that erodes consumer confidence in or affinity for our specialty food or center-of-the-plate products or brands, whether or not justified, could significantly reduce their respective values and damage our business. If our customers perceive or experience a reduction in the quality or selection of our products and brands or our customer service, or in any way believe that we failed to deliver a consistently positive experience, our business, financial condition or results of operations may be affected in a materially adverse manner.

A specialty foods distribution business such as ours can be adversely affected by negative publicity or news reports, whether or not accurate, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our products or others across the food distribution industry. Although we have taken steps to mitigate food quality, public health and other foodservice-related risks, these types of health concerns or negative publicity cannot be completely eliminated or mitigated and may harm our results of operations and damage the reputation of, or result in a lack of acceptance of, our products or the brands we carry.

In addition, our ability to successfully penetrate new markets may be adversely affected by a lack of awareness or acceptance of our product portfolio or our brands in these new markets. To the extent we are unable to foster name recognition and affinity for our products and brands in new markets, we may not be able to penetrate these markets as anticipated, and, consequently, our growth may be significantly delayed or impaired.

We have experienced losses due to our inability to collect accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to pay their debts to us in a timely manner or at all.

Certain of our customers have experienced bankruptcy, insolvency and/or an inability to pay their debts to us as they come due. If our customers suffer significant financial difficulties or bankruptcies, they may be unable to pay their debts to us in a timely manner or at all. It is possible that our customers may contest their obligations to pay us under bankruptcy laws or otherwise. Even if our customers do not contest their obligations to pay us, if our customers are unable to pay their debts to us in a timely manner, it could adversely impact our ability to collect accounts receivable and may require that we take larger provisions for bad debt expense. Moreover, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation in an attempt to secure payment for outstanding debts. Accordingly, if we are unable to collect upon our accounts receivable as they come due in an efficient and timely manner, our business, financial condition or results of operations may be materially and adversely affected. During periods of economic weakness, small to medium-sized businesses, like many of our independent restaurant and fine dining establishment customers, may be impacted more severely and more quickly than larger businesses. Consequently, the ability of such businesses to repay their obligations to us may deteriorate, and in some cases this deterioration may occur quickly, which could adversely impact our business, financial condition or results of operations.

New information or attitudes regarding diet and health or adverse opinions about the health effects of the products we distribute could result in changes in consumer eating habits, which could have a material adverse effect on our business, financial condition or results of operations.

Consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming the products we distribute. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs associated with the implementation of those changes. Additionally, changes in consumer eating habits may result in the enactment of laws and regulations that impact the ingredients and nutritional content of our products or require us to disclose the nutritional content of products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of our products, may be costly and time consuming. We cannot assure investors that we will be able to effectively respond to changes in consumer health perceptions or resulting new laws or regulations or to adapt our product offerings to trends in eating habits.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business significantly depends upon the continued contributions of our founders and key employees, both individually and as a group. Our future performance will substantially depend upon our ability to motivate and retain our founders Christopher Pappas, our chairman, president and chief executive officer, and John Pappas, our vice chairman, as well as certain other senior key employees. The loss of the services of either of our founders or any of our key employees, including key employees of the businesses we have acquired, could have a material adverse effect on our business, financial condition or results of operations. We have no reason to believe that we will lose the services of these individuals in the foreseeable future; however, we currently have no effective replacement for these individuals due to their experience, reputation in the foodservice distribution industry and special role in our operations.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability. In addition, if we fail to establish proper reserves and adequately estimate future expenses, the costs associated with our self-insured group medical, workers’ compensation liability and auto liability plans may adversely affect our business, financial condition or results of operations.

We believe that our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, should they occur, could have a material and adverse effect on our business, financial condition or results of operations. In addition, the cost of workers’ compensation insurance, auto liability insurance, general liability insurance and directors’ and officers’ liability insurance fluctuates based upon our historical trends, market conditions and availability. Because our operations principally are centered in large, metropolitan areas, our insurance costs are higher than if our operations and facilities were based in more rural markets. Additionally, health insurance costs in general have risen significantly over the past few years. These increases, as well as federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact upon our business, financial condition or results of operations, and we cannot assure investors that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our customers.

We maintain a self-insured group medical program. The program contains individual stop loss thresholds of $275 thousand per incident and aggregate stop loss thresholds based upon the average number of employees enrolled in the program throughout the year. The amount in excess of the self-insured levels is fully insured by third party insurers. We record a liability for medical claims during the period in which they occur, as well as an estimate of incurred but not reported claims. Management determines the adequacy of these accruals based on a monthly evaluation of our historical claims experience and medical cost trends. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. If we suffer a substantial loss that is not covered by our self- insurance reserves, the loss and attendant expenses could harm our business and operating results.

We are self-insured for workers’ compensation and automobile liability to deductibles or self-insured retentions of $500 thousand per occurrence. The amounts in excess of our deductibles are fully insured by third party insurers. Liabilities associated with this program are estimated in part by considering historical claims experience and cost trends. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Supply Chain and Labor Risk

Conditions beyond our control could materially affect the cost and/or availability of our specialty food products or center-of-the-plate products and/or interrupt our distribution network.

Our profitability and operating margins are dependent upon, among other things, our ability to anticipate and react to any interruptions in our distribution network and changes to food costs and availability. We obtain a significant portion of our specialty food products and center-of-the-plate products from local, regional, national and international third-party suppliers. We generally do not enter into long-term contracts with our suppliers, whereby they would be committed to provide products to us for any appreciable duration of time. Although our purchasing volume can provide leverage when dealing with suppliers, particularly smaller suppliers for whom we may be their largest customer, suppliers may not provide or may be unable to provide the specialty food products or center-of-the-plate products we need in the quantities and at the times and prices we request. Failure to identify an alternate source of supply for these items or comparable products that meet our customers’ expectations may result in significant cost increases. Additionally, weather, governmental regulation, water shortages, availability and seasonality may affect our food costs or cause a disruption in the quantity of our supply. For example, weather patterns in recent years have resulted in lower than normal or, conversely, higher than normal levels of rainfall and snowfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food products grown in states affected by such weather. Additionally, the route-to-market for some of the products we sell, such as baking chocolate, depends upon the stability of political climates and a stable labor force in developing nations, such as the Ivory Coast. In such countries, political and social unrest may cause the prices for these products to rise to levels beyond those that our customers are willing to pay, if the product is available at all. If we are unable to obtain these products, our customers may seek a different supplier for these or other products which could negatively impact our business, financial condition or results of operations.

We do not currently use financial instruments to hedge our risk exposure to market fluctuations in the price of food products. Similarly, our suppliers may also be affected by higher costs to source or produce and transport food products, as well as by other related expenses that they pass through to their customers, which could result in higher costs for the specialty food products or center-of-the-plate products they supply to us. Our inability to anticipate and react to changing food costs through our sourcing and purchasing practices in the future could therefore negatively impact our business, financial condition or results of operations.

We may also be subject to material supply chain interruptions based upon conditions outside of our control. These interruptions could include work slowdowns, work interruptions, strikes or other adverse employment actions taken by employees of ours or our suppliers, short-term weather conditions or more prolonged climate change, crop conditions, product recalls, water shortages, transportation interruptions within our distribution channels, unavailability of fuel or increases in fuel costs, competitive demands and natural disasters or other catastrophic events, such as food-borne illnesses or bioterrorism. The efficiency and effectiveness of our distribution network is dependent upon our suppliers’ ability to consistently deliver the specialty food products and meat, poultry and seafood we need in the quantities and at the times and prices we request. Accordingly, if we are unable to obtain the specialty food products or meat, poultry or seafood that comprise a significant percentage of our product portfolio in a timely manner and in the quantities and at the prices we request as a result of any of the foregoing factors or otherwise, we may be unable to fulfill our obligations to customers who may, as a result of any such failure, resort to other distributors for their food product needs or change the types of products they buy from us to products that are less profitable for us.

Our increased distribution of center-of-the-plate products, like meat, poultry and seafood involves increased exposure to price volatility experienced by those products.

As a result of our acquisition of specialty center-of-the-plate distributors and manufacturers, a larger percentage of our revenues is expected to come from center-of-the-plate products. With our increased distribution of center-of-the-plate products like meat, poultry and seafood, we are more susceptible to increases in the prices of those products, and we cannot assure investors in our common stock that all or part of any increased costs experienced by us from time to time can be passed along to consumers of our products, in a timely manner or at all. Conversely, rapid downward pricing for these products, including as a result of export restrictions on U.S. beef products or lower demand internationally for U.S. beef products, may result in us lowering our prices to our customers even though our inventory on hand is at a higher cost. The supply and market price of our center-of the plate products are typically more volatile than most of our core specialty products and are dependent upon a variety of factors over which we have no control, including the relative cost of feed and energy, weather, livestock diseases, government regulation and the availability of beef, chicken and seafood.

The prices of our meat and poultry products are largely dependent on the production of feed ingredients, which is affected primarily by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the U.S. and foreign governments and weather patterns throughout the world. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A significant change in weather patterns could affect supplies of feed ingredients, as well as the industry’s ability to obtain feed ingredients or deliver products. More recently, feed prices have been impacted by increased demand both domestically for ethanol and globally for protein production.

Additionally, our center-of-the-plate category is subject to risks relating to animal health and diseases. An outbreak of diseases affecting livestock (such as foot-and-mouth disease or bovine spongiform encephalopathy, commonly referred to as mad cow disease) could result in restrictions on sales of products, restrictions on purchases of livestock from suppliers or widespread destruction of livestock. Outbreaks of diseases, or the perception by the public that an outbreak has occurred, or other concerns regarding diseases, can lead to inadequate supply, cancellation of orders by customers and adverse publicity, any of which can have a significant negative impact on consumer demand and, as a result, on our business, financial condition or results of operations.

In addition, meat, seafood and poultry products that we distribute could be subject to recall because they are, or are alleged to be, contaminated, spoiled or inappropriately labeled. Our meat and poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E.coli. These pathogens are generally found in the environment, and, as a result, there is a risk that they, as a result of food processing, could be present in the meat and poultry products that we distribute. These pathogens can also be introduced as a result of improper handling in our facilities or at the consumer level. These risks may be controlled, although not eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling before we receive the product or once the product has been shipped to our customers. Illness and death may result if the pathogens are not eliminated before these products are sold to customers.

We are also susceptible to increases in the prices of our seafood products. The prices of our seafood products are largely dependent on the continuous supply of fresh seafood, which in turn could be affected by a large number of factors, including, but not limited to, environmental factors, the availability of seafood stock, weather conditions, water contamination, the policies and regulations of the governments of the relevant territories where such fishing is carried out, the ability of the fishing companies and fishermen that supply us to continue their operations and pressure from environmental or animal rights groups. The major raw material for our seafood products is fresh seafood, and any shortage in supply or upsurge in demand of fresh seafood may lead to an increase in prices, which may adversely affect our profitability, including as a result of increased production costs and lower profit margins.

Our operations are subject to extensive regulation and oversight by the USDA, the FDA, and other federal, state, local and foreign authorities regarding the processing, packaging, storage, safety, distribution, advertising and labeling of its products. Recently, food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA. Failure to comply with existing or new laws and regulations could result in administrative penalties and injunctive relief, civil remedies, fines, interruption of operations, recalls of products or seizures of properties, potential criminal sanctions and personal injury or other damage claims. These remedies, changes in the applicable laws and regulations or discovery of currently unknown conditions could increase costs, limit business operations and reduce profitability.

Group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations.

Some of our customers, including a majority of our hotel customers, purchase their products from us through group purchasing organizations. These organizations have increased their efforts to aggregate the purchasing power of smaller, independent restaurants in an effort to lower the prices paid by these customers on their foodservice orders, and we have experienced some pricing pressure from these purchasers. If these group purchasing organizations are able to add a significant number of our customers as members, we may be forced to lower the prices we charge these customers in order to retain the business, which would negatively affect our business, financial condition or results of operations. Additionally, if we were unable or unwilling to lower the prices we charge for our products to a level that was satisfactory to the group purchasing organization, we may lose the business of those of our customers that are members of these organizations, which could have a material adverse impact on our business, financial condition or results of operations.

Fuel cost volatility may have a material adverse effect on our business, financial condition or results of operations.

Fuel cost volatility may have a negative impact on our business, financial condition or results of operations. The cost of diesel fuel can increase the price we pay for products as well as the costs we incur to distribute products to our customers. These factors, in turn, may negatively impact our net sales, margins, operating expenses and operating results. Although we have been able to pass along a portion of increased fuel costs to our customers in the past, we cannot assure investors that we can do so again. If fuel costs increase in the future, we may experience difficulties in passing all or a portion of these costs along to our customers, which could have a material adverse effect on our business, financial condition or results of operations.

Increases in our labor costs, including as a result of labor shortages, the unionization of some of our associates, the price or unavailability of insurance and changes in government regulation could slow our growth or harm our business.

We are subject to a wide range of labor costs. Because our labor costs (particularly those in our center-of-the-plate category) are, as a percentage of revenues, higher than other industries, we may be significantly harmed by labor cost increases.

Our operations are dependent upon our experienced and sophisticated sales professionals, warehouse personnel and drivers, and, in our center-of-the plate facilities, on the experienced butchers we employ. Qualified individuals have historically been in short supply and an inability to attract and retain them may limit our ability to expand our operations in existing markets, as well as our ability to penetrate new markets. We cannot assure investors that we will be able to attract and retain qualified individuals in the future. Additionally, the cost of attracting and retaining qualified individuals may be higher than we currently anticipate, and as a result, our profitability could decline. We are subject to the risk of employment-related litigation, which we believe increased as a result of our expansion in California resulting from the Del Monte and Bassian acquisitions and our large workforce in New York, at both the state and federal levels, including claims styled as class action lawsuits, which are more costly to defend. Also, some employment-related claims in the area of wage and hour disputes are not insurable risks.

Despite our efforts to control costs while still providing competitive healthcare benefits to our staff members, significant increases in healthcare costs continue to occur, and we can provide no assurance that our cost containment efforts in this area will be effective. Moreover, we are continuing to assess the impact of federal healthcare legislation on our healthcare benefit costs, and significant increases in such costs could adversely impact our operating results. We cannot assure investors that we will be able to pass through the costs of such legislation in a manner that will not adversely impact our operating results.

In addition, many of our delivery and warehouse personnel are hourly workers subject to various minimum wage requirements. Mandated increases in minimum wage levels have recently been and continue to be proposed and implemented at both federal and state government levels. Minimum wage increases may increase our labor costs.

We are also subject to the regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. Our failure to comply with federal and state labor laws and regulations, or our employees’ failure to meet federal citizenship or residency requirements, could result in a disruption in our work force, sanctions or fines against us as well as adverse publicity and additional cost.

As of December 25, 2020, we had 2,221 full-time employees, 149 of whom (approximately 7%) are represented by unions and are operating under collective bargaining agreements which expire at various times between fiscal 2020 and 2025. We have in the past been the focus of union negotiating efforts, and it is likely that we will be the focus of similar efforts in the future.

As we increase our employee base and broaden our distribution operations to new geographic markets, including as a result of acquisitions, our increased visibility could result in increased or expanded union-organizing efforts or we may acquire businesses with unionized workforces. Three labor unions have been certified to represent bargaining units at our New York, Chicago and Maryland facilities, and we have entered into a collective bargaining agreement with our union employees in New York, Chicago and Maryland. Although we have not experienced a work stoppage to date, if we are unable to successfully negotiate union contracts, or renewals of existing contracts, if additional employees were to unionize or if we acquire additional businesses with unionized employees, we could be subject to work stoppages and increases in labor costs, either of which could have a material adverse effect on our business, financial condition or results of operations.

Geographic and Global Risk

Significant public health epidemics or pandemics, including COVID-19, may adversely affect our business, results of operations and financial condition.

A public health epidemic or pandemic can significantly impact our business or those of our core customers or suppliers, particularly if located in geographies in which we have significant operations. Such events could significantly impact the food-away-from-home industry and other industries that are sensitive to changes in consumer discretionary spending habits. In addition, our operations could be disrupted if we were required to quarantine employees that work at our various distribution centers and processing facilities.

For instance, the recent outbreak of the Pandemic is resulting in governmental authorities in many locations where we operate, and in which our customers are present and suppliers operate, to impose mandatory temporary closures, seek voluntary closures and impose restrictions on, or advisories with respect to, travel, business operations and public gatherings or interactions. Among other matters, these actions have required or strongly urged various venues where foodservice products are served, including restaurants and hotels, to reduce or discontinue operations, which has and will continue to adversely affect demand in the foodservice industry, including demand for our products and services. In addition, the perceived risk of infection and health risk associated with the Pandemic, and the illness of many individuals across the globe, is resulting in many of the same effects intended by such governmental authorities to stop the spread of the Pandemic. These events have had, and could continue to have, an adverse impact on numerous aspects of our business, financial condition and results of operations including, but not limited to, our growth, product costs, supply chain disruptions, labor shortages, logistics constraints, customer demand for our products and industry demand generally, consumer spending, our liquidity, the price of our securities and trading markets with respect thereto, our ability to access capital markets, and the global economy and financial markets generally. The Pandemic may also have exacerbated many of the other risks described in this section or may have the potential to do so in the future. The extent to which the Pandemic impacts our financial condition or results of operations is uncertain and will depend on future developments including new information that may emerge on the severity or transmissibility of the disease, the extent of the outbreak, federal, state and local government responses, trends in infection rates, development of effective medical treatments for the disease, the timing and effectiveness of vaccine distribution, and future consumer spending behavior, among others.

Because our foodservice distribution operations are concentrated in certain culinary markets, we are susceptible to economic and other developments, including adverse weather conditions, in these areas.

Our financial condition and results of operations are highly dependent upon the local economies of the culinary markets in which we distribute our products. In recent years, certain of these markets have been more resilient to economic downturns than others. Moreover, sales in our New York market, which we define as our operations on the East Coast of the United States spanning from Boston to Atlantic City, accounted for approximately 19.1% of our net sales in our 2020 fiscal year. We are therefore particularly exposed to downturns in this regional economy. Following our acquisition of Del Monte and Bassian, we now have significant operations in the San Francisco Bay area and Los Angeles, California. Deterioration in the economic conditions of our key markets generally, or in the local economy of the New York metropolitan area, San Francisco Bay or Los Angeles, California areas, specifically, could affect our business, financial condition or results of operations in a materially adverse manner.

In addition, given our geographic concentrations, other regional occurrences such as adverse weather conditions, terrorist attacks and other catastrophic events could have a material adverse effect on our business, financial condition or results of operations. Adverse weather conditions can significantly impact the business of our customers and our ability to profitably and efficiently conduct our operations and, in severe cases, could result in our trucks being unable to make deliveries or cause the temporary closure or the destruction of one or more of our distribution centers. Our operations and/or distribution centers which are located in (i) New York City, Ohio, Washington D.C., Chicago and Canada are particularly susceptible to significant amounts of snowfall and ice, (ii) Miami and Orlando are particularly susceptible to hurricanes and (iii) Los Angeles and San Francisco are particularly susceptible to earthquakes, mudslides and wildfires. In addition, our restaurant customers, many of which are independently owned with operations limited to one or two markets, may be less able to withstand the impact on their business from adverse weather conditions than national chain restaurants because they are unable to spread the risks of such events across numerous locations. In some cases, these customers may not be able to re-open their restaurants, and consequently make payment to us for products previously provided, if the weather event or other catastrophic event is severe, particularly if they lacked sufficient insurance or their insurance claims are not processed quickly.

Due to their prominence as, among other characteristics, densely-populated major metropolitan cities and as international hubs for intermodal transportation, a majority of our markets are known as targets for terrorist activity and other catastrophic events. If our or our customers’ operations are significantly disrupted or if any one or more of our distribution centers is temporarily closed or destroyed for any of the foregoing reasons, our business, financial condition or results of operations may be materially adversely affected. In anticipation of any such adverse weather conditions, terrorist attacks, man-made disasters or other unforeseen regional occurrences, we have implemented a disaster recovery plan. Should any of these events occur, and if we are unable to execute our disaster recovery plan, we may experience challenges in acquiring and distributing our products, failures or delays in the recovery of critical data, delayed reporting and compliance with governmental entities, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

Information Technology, Intellectual Property and Data Risk

Information technology system failures, cybersecurity incidents or other disruptions to our use of technology and networks could interrupt our operations and adversely affect our business.

We rely upon information technology solutions including enterprise networks and software to process, transmit and store data related to virtually all our business processes and activities. Our business involves the storage and transmission of many types of sensitive or confidential information, including customers’ and suppliers’ personal information, private information about employees, and financial and strategic information about us and our operations. We leverage a suite of integrated hardware and software that relies on the availability of private and public networks to facilitate collaboration among all stakeholders. Likewise, we use mobile networks, web social media and other online applications to conduct business with suppliers and customers. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses, worms and other disruptive problems. We are continuously improving our information technology solutions, resulting in a larger technological presence and corresponding increase in exposure to cybersecurity risk. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations, due to theft, destruction, loss, misappropriation, or release of confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, remediation costs, and competitive disadvantage, which in turn could adversely affect our business and results of operations. While we have implemented cybersecurity solutions, conducted employee awareness campaigns, employed both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, we cannot assure investors that these security measures will either continue or be successful.

Our investments in information technology may not produce the benefits that we anticipate.

In an attempt to reduce our operating expenses, increase our operational efficiencies, boost our operating margins and more closely track the movement of our inventory in our center-of-the-plate category, we have aggressively invested in the development and implementation of new information technology. We may not be able to implement these technological changes in the time frame we have planned, and any delays in implementation could negatively impact our business, financial condition or results of operations. In addition, the costs to make these changes may exceed our estimates and will likely exceed any benefits that we realize during the early stages of implementation. Even if we are able to implement the changes as planned, and within our cost estimates, we may not be able achieve the expected efficiencies, cost savings and operational enhancements from these investments which could have an adverse effect on our business, financial condition or results of operations.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part upon our ability to further build brand recognition, including for our proprietary products, using our trademarks, service marks and other proprietary intellectual property, including our names and logos. We have registered or applied to register a number of our trademarks. We cannot assure investors that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes upon our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business, financial condition or results of operations and might prevent our brands from achieving or maintaining market acceptance.

We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we have infringed or are infringing upon their intellectual property rights, our operating profits could be affected in a materially adverse manner. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our business, financial condition or results of operations and could harm our future prospects.

Legal and Regulatory Risk

Product liability claims could have a material adverse effect on our business, financial condition or results of operations.

Like any other distributor of food products, we face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by us, including products sold by companies before we acquired them. We have, and the companies we have acquired have had, liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and it may not be adequate to cover product liability claims against us or against any of the companies we have acquired. We generally seek contractual indemnification from manufacturers or suppliers of the product, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we or any of our acquired companies do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, financial condition or results of operations.

We are subject to significant governmental regulation, and failure to comply could subject us to enforcement actions, recalls or other penalties, which could have a material adverse effect on our business, financial condition or results of operations.

Our business is highly regulated at the federal, state and local levels, and our specialty food products, meat, poultry and seafood products and distribution operations require various licenses, permits and approvals. For example:

•the products we distribute in the United States are subject to regulation and inspection by the FDA and the USDA, and the products we distribute in Canada are subject to regulation by Health Canada and the Canadian Food Inspection Agency;
•our warehouse, distribution facilities, repackaging activities and other operations also are subject to regulation and inspection, as applicable, by the FDA, the USDA, Health Canada, the Canadian Food Inspection Agency and state and provincial health authorities; and
•our U.S. and Canadian trucking operations are subject to regulation by, as applicable, the U.S. Department of Transportation, the U.S. Federal Highway Administration, Transport Canada, the Surface Transportation Board and provincial transportation authorities.

Our suppliers are also subject to similar regulatory requirements and oversight. The failure to comply with applicable regulatory requirements could result in civil or criminal fines or penalties, product recalls, closure of facilities or operations, the loss or revocation of any existing licenses, permits or approvals or the failure to obtain additional licenses, permits or approvals in new jurisdictions where we intend to do business, any of which could have a material adverse effect on our business, financial condition or results of operations.

In addition, as a distributor and repackager of specialty food products and meat, poultry and seafood products, we are subject to increasing governmental scrutiny of and public awareness regarding food safety and the manufacture, sale, packaging, storage and marketing of natural, organic and other food products. Compliance with these laws may impose a significant burden upon our operations. If we were to distribute foods that are or are perceived to be contaminated, or otherwise not in compliance with applicable laws, any resulting product recalls could have a material adverse effect on our business, financial condition or results of operations. We cannot assure investors in our common stock that these actions will not adversely impact us or others in our industry further, including suppliers of the products we sell, many of whom are small-scale producers who may be unable or unwilling to bear the expected increases in costs of compliance and as a result cease operations or seek to pass along these costs to us.

Additionally, concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation regarding green house gas emissions, especially diesel engine emissions, could impose substantial costs upon us. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our vehicles prematurely.

Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our business, financial condition or results of operations. It is reasonably possible, however, that such regulation could impose material costs on us that we may be unable to pass on to our customers.

Federal, state, provincial and local tax rules in the United States and Canada may adversely impact our business, financial condition or results of operations.

We are subject to federal, state and local taxes in the United States, as well as federal, provincial and local taxes in Canada. Although we believe that our tax estimates are reasonable, if the Internal Revenue Service (“IRS”) or any other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our business, financial condition or results of operations.
Complying with new tax rules, laws or regulations could impact our business, financial condition or results of operations, and increases to federal, provincial or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our business, financial condition or results of operations.
We estimate our ability to recover deferred tax assets within the jurisdiction from which they arise. A valuation allowance is recognized if, based on the available positive and negative evidence, it is more likely than not that some or all of a deferred tax asset is not recoverable. This evaluation considers several factors, including recent results of operations, future taxable income, scheduled reversal of deferred tax liabilities, and tax planning strategies. Our financial condition and results of operations could be adversely impacted if our valuation allowances increase due to an unfavorable change in our estimate of the recoverability of our deferred tax assets or changes in laws or regulations that limit our ability to recover them.

Financial Risk

Our substantial indebtedness may limit our ability to invest in the ongoing needs of our business.

As of December 25, 2020, we had approximately $411.4 million of total indebtedness, consisting of $201.6 million of loans outstanding on our senior secured term loan facility (“Term Loan”), $154.0 million of convertible debt and $15.8 million of finance leases. We had $40.0 million borrowings outstanding under our asset-based loan facility (“ABL”). See Note 10 “Debt Obligations” to our consolidated financial statements for a full description of our debt instruments.

Our indebtedness could have important consequences for us and our investors. For example our indebtedness:

•requires us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity and other general corporate purposes;
•increases our vulnerability to adverse general economic or industry conditions;
•limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;
•makes us more vulnerable to increases in interest rates, as borrowings under our Term Loan and ABL (together the “Credit Facilities”) are at variable rates;
•in the case of our convertible debt, could result in the issuance of additional shares of our common stock that would result in the dilution of our then-existing stockholders;
•limits our ability to obtain additional financing in the future for working capital or other purposes, including to finance acquisitions; and
•places us at a competitive disadvantage compared to our competitors with less indebtedness.

If our earnings are insufficient to fund our operations, including our acquisition growth strategy, we will need to raise additional capital or issue additional debt, including longer-term, fixed-rate debt, to pay our indebtedness as it comes due or as our availability under our ABL is exhausted. If we are unable to obtain funds necessary to make required payments or if we fail to comply with the various requirements of our Credit Facilities and convertible debt agreements, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any indebtedness we may incur in the future. Any default under our indebtedness requiring the repayment of outstanding borrowings would have a material adverse effect on our business, financial condition and results of operations. If we are unable to refinance or repay our indebtedness as it becomes due, we may become insolvent and be unable to continue operations.

Although the agreements governing the Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

The agreements governing the Credit Facilities require us to maintain fixed charge coverage ratios and leverage ratios. Our ability to comply with these ratios in the future may be affected by events beyond our control, and our inability to comply with the required financial ratios could result in a default under the Credit Facilities. In the event of events of default, the lenders under the Credit Facilities could elect to terminate lending commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable. See “Management’s Discussion and Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources, including availability under our ABL, faster than we currently anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt, including longer-term, fixed-rate debt, or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements or grow our business through acquisitions, or otherwise. If we issue new debt securities, the debt holders may have rights senior to those of our common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or convertible debt, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend upon market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We may be unable to obtain debt or other financing, including financing necessary to execute on our acquisition strategy, on favorable terms or at all.

There are inherent risks in our ability to borrow debt capital. Lenders, including those participating in the Credit Facilities, may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our ABL, refinance our existing indebtedness or obtain other financing on favorable terms or at all. Our access to funds under the Credit Facilities is dependent upon the ability of our lenders to meet their funding commitments. Our financial condition and results of operations would be adversely affected in a material manner if we were unable to draw funds under the ABL because of a lender default or if we had to obtain other cost-effective financing. Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could include deferring capital expenditures (including our entry into new markets, including through acquisitions) and reducing or eliminating other discretionary uses of cash.

Changes in the method of determining London Interbank Offered Rate (LIBOR), or the replacement of LIBOR with an alternative rate, may adversely affect interest charged on our outstanding debt.

A portion of the interest rate charged on our Term Loan is currently based on LIBOR and, at our option, a component of the interest charged on the borrowings outstanding on our ABL, if any, may bear interest rates based on LIBOR. On July 27, 2017, the Financial Conduct Authority in the U.K. announced that it would phase out LIBOR by the end of 2021. On November 30, 2020, the ICE Benchmark Administration Limited (“ICE”) announced plans to delay the phase out of LIBOR to June 30, 2023. The U.S. Federal Reserve is considering replacing U.S. dollar LIBOR with a newly created index called the Secured Overnight Funding Rate (“SOFR”), a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. If LIBOR ceases to exist, we may need to renegotiate the Credit Facilities and may not be able to do so with terms that are favorable to us. The overall financing market may be disrupted as a result of the phase-out or replacement of LIBOR with SOFR or any other reference rate. Disruption in the financial market or the inability to renegotiate the Credit Facilities with favorable terms could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Ownership of our Common Stock

The price of our common stock may be volatile and our stockholders could lose all or part of their investment.

Volatility in the market price of our common stock may prevent our stockholders from being able to sell their shares at or above the price the stockholders paid for their shares. The market price of our common stock could fluctuate significantly for various reasons, which include the following:

•our quarterly or annual earnings or those of other companies in our industry;
•changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•changes in accounting standards, policies, guidance, interpretations or principles;
•additions or departures of our senior management personnel;
•sales of common stock by our directors and executive officers;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•actions by stockholders;
•the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;
•the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet projections included in our public disclosure;
•various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our distributors or suppliers or our competitors;
•introductions of new products or new pricing policies by us or by our competitors;
•acquisitions or strategic alliances by us or our competitors;
•short sales, hedging and other derivative transactions in our common stock;
•the operating and stock price performance of other companies that investors may deem comparable to us; and
•other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from acts of God, war, incidents of terrorism, global pandemics or responses to such events).

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of February 16, 2021, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 13.8% of our outstanding shares of common stock. In particular, Christopher Pappas, our president and chief executive officer, and John Pappas, our vice chairman, beneficially owned approximately 12.4% of our outstanding shares of common stock as of February 16, 2021. As a result of their significant individual ownership levels, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price may likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and our stock may not appreciate in value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or that the price at which our stockholders have purchased their shares will be able to be maintained.

Our issuance of preferred stock or debt securities could adversely affect holders of our common stock and discourage a takeover.

Our board of directors is authorized to issue up to five shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders.

Additionally, in the future, we may need to raise additional funds or pay all, or a portion, of the acquisition price for a business we acquire through the issuance of new debt, including longer-term, fixed-rate debt. If we issue new debt securities, the debt holders may have rights senior to those of our common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws as well as provisions of the Delaware General Corporation Law could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•eliminating the ability of stockholders to call a special meeting of stockholders; and
•establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

Item 1B.    UNRESOLVED STAFF COMMENTS

None.

Item 2.    PROPERTIES

We operate 36 distributions centers located in the United States and Canada totaling approximately 2.2 million square feet. We own two distribution facilities in Massachusetts with a combined 241,00 square feet, a 59,500 square foot distribution center in Cincinnati, Ohio and a 10,000 square foot protein processing facility and distribution center in Chicago, Illinois. All of our other properties are leased. The following table sets forth our distribution, protein processing, corporate and other support facilities by state or province and their approximate aggregate square footage as of February 10, 2021.

State / Province	Number of Facilities	Aggregate Size
California	10	618,900
Massachusetts	3	271,000
Florida	4	262,400
New York	1	231,100
Texas	3	214,300
Illinois	3	144,200
Ohio	2	120,400
Maryland	3	115,300
Nevada	1	74,000
Oregon	1	55,500
Ontario	1	51,300
New Jersey	1	38,400
Connecticut (1)	1	29,200
British Columbia	1	24,900
Alberta	2	16,500
Arizona	1	14,500
Washington	1	10,500
Total	39	2,292,400
(1)Represents our corporate headquarters in Ridgefield, Connecticut.

We consider our properties to be in good condition generally and believe our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

Item 3.    LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings that arise from the normal course of business activities. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand. We are not currently aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

Item 4.    MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5.    MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Chefs’ Warehouse, Inc. Common Stock

Our common stock is publicly traded under the symbol “CHEF” on the NASDAQ Global Select Market. As of February 16, 2021, there were 189 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or “street” name accounts through brokers.

We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Furthermore, we are prohibited from paying cash dividends under the terms of our senior secured credit facilities without the consent of the lenders thereunder.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock during the period from December 25, 2015 through December 25, 2020 with the cumulative total return on the NASDAQ Composite and the S&P Smallcap Food Distributor Index. The comparison assumes that $100 was invested on December 25, 2015 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.

The following performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate such information by reference into such filing.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG THE CHEFS’ WAREHOUSE, INC.
NASDAQ COMPOSITE INDEX AND THE S&P SMALLCAP FOOD DISTRIBUTOR INDEX
ASSUMES $100 INVESTED ON DECEMBER 25, 2015

	December 25, 2015	December 30, 2016	December 29, 2017	December 28, 2018	December 27, 2019	December 25, 2020
The Chefs’ Warehouse, Inc.	$100.00	$90.96	$118.02	$180.37	$218.60	$137.54
NASDAQ Composite Index	$100.00	$106.63	$136.74	$130.43	$178.40	$253.63
S&P Smallcap Food Distributor Index	$100.00	$158.22	$108.25	$68.74	$64.37	$68.68

ISSUER PURCHASES OF EQUITY SECURITIES

	Total Number of Shares Repurchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
September 26, 2020 to October 23, 2020	—	$—	—	—
October 24, 2020 to November 20, 2020	1,333	16.02	—	—
November 21, 2020 to December 25, 2020	35,646	24.39	—	—
Total	36,979	$24.09	—	—

(1)During the thirteen weeks ended December 25, 2020, we withheld 36,979 shares of our common stock to satisfy tax withholding requirements upon the vesting of restricted shares of our common stock awarded to certain of our officers and key employees.

Equity Compensation Plan Information

See Part III, Item 12 for information regarding securities authorized for issuance under our equity compensation plans.

Item 6.    SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of each of the fiscal years in the five-year period ended December 25, 2020 have been derived from our audited consolidated financial statements. The data set forth below is qualified by reference to, and should be read in conjunction with our consolidated financial statements and their notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report on Form 10-K. Our consolidated statement of operations for the fiscal year ended December 30, 2016 contained a 53rd week while all other years presented contained 52 weeks.

Consolidated Statement of Operations Data:

(Amounts presented in thousands, except for per share amounts)

	For the Fiscal Years Ended
Statement of Operations Data:	December 25, 2020 (1)	December 27, 2019	December 28, 2018	December 29, 2017	December 30, 2016
Net sales	$1,111,631	$1,591,834	$1,444,609	$1,301,520	$1,192,866
Cost of sales (2)	863,480	1,205,266	1,095,693	985,432	904,140
Gross profit	248,151	386,568	348,916	316,088	288,726
Selling, general and administrative expenses (2)	336,394	329,542	298,102	275,254	251,025
Other operating (income) expenses (2, 3)	14,417	6,359	2,225	(283)	(9,607)
Operating (loss) income	(102,660)	50,667	48,589	41,117	47,308
Interest expense (4)	20,946	18,264	20,745	22,709	41,632
(Loss) income before income taxes	(123,606)	32,403	27,844	18,408	5,676
Provision for income tax (benefit) expense (5)	(40,703)	8,210	7,442	4,042	2,653
Net (loss) income	$(82,903)	$24,193	$20,402	$14,366	$3,023

Basic net (loss) income per share	$(2.46)	$0.82	$0.71	$0.55	$0.12
Diluted net (loss) income per share	$(2.46)	$0.81	$0.70	$0.54	$0.12
Weighted average common shares outstanding:
Basic	33,716	29,532	28,703	26,118	25,919
Diluted	33,716	30,073	29,679	27,425	26,030

Balance Sheet Data (at end of period)
Cash and cash equivalents	$193,281	$140,233	$42,410	$41,504	$32,862
Working capital (6, 7)	$287,560	$303,005	$203,193	$188,567	$157,117
Total assets (6)	$974,325	$1,013,679	$732,398	$687,749	$633,538
Long-term debt, net of current portion	$398,084	$386,106	$278,169	$313,995	$317,725
Total liabilities (6)	$629,735	$677,746	$423,722	$439,148	$439,778
Total stockholders’ equity	$344,590	$335,933	$308,676	$248,601	$193,760
(1)Fiscal year 2020 results of operations were materially impacted by the Pandemic.
(2)Includes the impact of the reclassification of food processing costs from selling, general, and administrative expenses, to cost of sales and other reclassifications. Refer to the “Reclassifications” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report on Form 10-K.
(3)Fiscal year 2020 includes a $24,200 write-down related to Del Monte and Bassian trademarks and income of $11,479 related to the revaluation of several earn-out liabilities. Fiscal year 2016 includes income of $8,347 related to the revaluation of the Del Monte earn-out liabilities.
(4)Fiscal year 2016 includes the impact of our debt restructuring resulting in a loss on extinguishment of debt of $22,310.
(5)Fiscal year 2017 includes a tax benefit of $3,573 related to the enactment of H.R. 1, originally known as the Tax Cuts and Jobs Act (the “Tax Act”). Among other changes to the U.S. Internal Revenue Code, the Tax Act reduced the U.S. federal corporate top tax rate from 35.0% to 21.0%.

(6)Fiscal year 2019 and beyond includes the impact of recognizing operating lease right-of-use assets and liabilities as a result of our adoption of Accounting Standards Codification Topic 842, “Leases,” as of December 29, 2018.
(7)We define working capital as current assets less current liabilities.

Acquisitions Affecting Comparability of Operating Results

The Company has made several acquisitions throughout the five-year period ended December 25, 2020. For acquisitions affecting the comparability of the most recent three fiscal years, refer to the “Recent Significant Acquisitions” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report on Form 10-K. Acquisitions affecting comparability of the previous periods as described below:

On August 25, 2017, we entered into an asset purchase agreement to acquire substantially all of the assets of Fells Point, a specialty center-of-the-plate manufacturer and distributor based in the metro Baltimore and Washington DC area. The final purchase price for the transaction was approximately $34.1 million, including $29.7 million paid in cash at closing, $3.3 million consisting of 185,442 shares of our common stock and $1.1 million paid upon settlement of a net working capital true-up. We are also required to pay additional contingent consideration, if earned, in the form of an earn-out amount which could total approximately $12.0 million. The payment of the earn-out liability is subject to the successful achievement of annual Adjusted EBITDA targets for the Fells Point business over a period of four years following closing. We paid $3.0 million during both fiscal 2018 and fiscal 2019 to the former owners of Fells Point related to the successful attainment of the targeted EBITDA in the first two years of their earn-out agreement.

On June 27, 2016, we acquired substantially all of the assets of MT Food, based in Chicago, Illinois. Founded in the mid-1990’s, MT Food was a wholesale distributor of dairy, produce, specialty and grocery items in the metro Chicago area. The purchase price for the transaction was $21.5 million, of which, $21.0 million was paid in cash at closing with an additional $0.5 million payable eighteen months after the closing date. During the second quarter of fiscal 2017, we paid an earn-out of $0.5 million to the former owners.

Item 7.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with information included in Item 8 of this report. Unless otherwise indicated, the terms “Company”, “Chefs’ Warehouse”, “we”, “us”, and “our” refer to The Chefs’ Warehouse, Inc. and its subsidiaries.

Overview and Recent Developments

Overview

We are a premier distributor of specialty foods in nine of the leading culinary markets in the United States. We offer more than 50,000 SKUs, ranging from high-quality specialty foods and ingredients to basic ingredients and staples, produce and center-of-the-plate proteins. We serve more than 34,000 customer locations, primarily located in our sixteen geographic markets across the United States and Canada, and the majority of our customers are independent restaurants and fine dining establishments. Our Allen Brothers subsidiary sells certain of our center-of-the-plate products directly to consumers. We expanded our direct-to-consumer product offerings in fiscal 2020 by launching our “Shop Like a Chef” online home delivery platform in several of the markets we serve.

We believe several key differentiating factors of our business model have enabled us to execute our strategy consistently and profitably across our expanding customer base. These factors consist of a portfolio of distinctive and hard-to-find specialty food products, an extensive selection of center-of-the-plate proteins, a highly trained and motivated sales force, strong sourcing capabilities, a fully integrated warehouse management system, a highly sophisticated distribution and logistics platform and a focused, seasoned management team.

In recent years, our sales to existing and new customers have increased through the continued growth in demand for specialty food and center-of-the-plate products in general; increased market share driven by our large percentage of sophisticated and experienced sales professionals, our high-quality customer service and our extensive breadth and depth of product offerings, including, as a result of our acquisitions; the expansion of our existing distribution centers; our entry into new distribution centers, including the construction of new distribution centers in San Francisco, Toronto, Dallas, Los Angeles and Miami; and the import and sale of our proprietary brands. Through these efforts, we believe that we have been able to expand our customer base, enhance and diversify our product selections, broaden our geographic penetration and increase our market share.

Effect of the COVID-19 Pandemic on our Business and Operations

The COVID-19 pandemic (“Pandemic”) has had a material impact on our business and operations and those of our customers. In an effort to limit the spread of the virus, federal, state and local governments began implementing various restrictions beginning in late March that resulted in the closure of non-essential businesses in many of the markets we serve, which forced our customers in those markets to either transition their establishments to take-out service, delivery service or temporarily cease operations. State and local governments began to ease these restrictions in mid-May, however, restrictions in certain of our key markets were not eased until early June. As of December 25, 2020, the majority of state and local governments with jurisdiction over markets in which the Company operates allow the Company’s customers to operate outdoor dining and indoor dining service while adhering to specified social distancing and capacity restrictions. The duration and extent of restrictions imposed on our customers by federal, state and local governments is dependent on future developments regarding the Pandemic, including new information about the severity of the disease, trends in infection rates, and development of effective medical treatments for the disease, among others.

The adverse impact of the Pandemic on our customers during the fifty-two weeks ended December 25, 2020 resulted in a $616.7 million decline in our organic sales compared to the prior year. Due to the Pandemic, we incurred estimated non-cash charges of $15.8 million related to incremental bad debt expense and approximately $14.6 million related to estimated inventory obsolescence during the fifty-two weeks ended December 25, 2020.

Our management team is responding rapidly to the changing landscape and pursuing alternate sources of revenue to mitigate the extent of sales declines in our core customer base. Our sales force is working closely with our core customers and developing solutions to help them fulfill the demand in their communities while complying with health and safety restrictions. We are actively entering into new business relationships which include retail food outlets as they have experienced increases in consumer demand and shortages in their traditional supply chains due to the Pandemic. As we develop these new sales channels, we are negotiating favorable credit terms given the nature of the underlying customer base and the current market environment. In addition, our purchasing teams have worked diligently to shift our product purchases to SKUs that are in high demand. Thus far, we have not experienced difficulties in procuring products from our suppliers.

In response to the Pandemic, we expanded our direct-to-consumer product offerings by launching our “Shop Like a Chef” online home delivery platform in several of the markets we serve. We now offer products directly to consumers through both our Allen Brothers and “Shop Like a Chef” online platforms.

We have implemented cost control measures during this time of demand volatility. Our variable cost structure naturally decreases as our sales decrease, however, we are also reducing our fixed cost structure. Among other actions, we have postponed planned capital expenditures, returned certain equipment on short-term rental agreements, and reduced compensation expense through salary reductions, furloughs and lay-offs as we right-size our organization to current levels of demand.

Management determined the Pandemic’s adverse impact on our operations and our market capitalization were triggering events that required us to test goodwill and long-lived assets for impairment as of March 27, 2020. No impairments were identified as a result of these tests. Although there were no additional triggering events during the remainder of fiscal 2020, the impacts of the Pandemic on our business are uncertain and will depend on future developments, and as such, it is possible that another triggering event could occur that under certain circumstances could cause us to recognize an impairment charge in the future.

We closed the fiscal year with total cash and cash equivalents of $193.3 million, and approximately $50.3 million of remaining availability under our asset-based loan facility as of December 25, 2020.

The future impact of the Pandemic on our business, operations and liquidity is difficult to predict at this time and is highly dependent on future developments including new information that may emerge on the severity of the disease, the extent of the outbreak, federal, state and local government responses, trends in infection rates, development of effective medical treatments for the disease, and future consumer spending behavior, among others.

Recent Significant Acquisitions

On February 3, 2020, we entered into an asset purchase agreement to acquire substantially all of the assets of Cambridge Packing Co, Inc. (“Cambridge”), a specialty center-of-the-plate producer and distributor in New England. The cash purchase price was approximately $16.4 million, inclusive of a $0.6 million working capital true-up. We are required to pay additional contingent consideration, if earned, of up to $3.0 million over a two-year period upon successful attainment of certain gross profit targets.

On January 27, 2020, we entered into an asset purchase agreement to acquire substantially all of the assets, including certain real-estate assets, of Sid Wainer & Son (“Sid Wainer”), a specialty food and produce distributor in New England. The cash purchase price was approximately $44.1 million, inclusive of a $2.4 million working capital true-up. We are required to pay additional contingent consideration, if earned, of up to $4.0 million over a two-year period upon successful attainment of certain gross profit targets.

On February 25, 2019, pursuant to an asset purchase agreement, we acquired substantially all of the assets of Bassian Farms, Inc. and related entities (“Bassian”), a specialty center-of-the-plate distributor based in northern California. The aggregate purchase price for the transaction was approximately $31.8 million, consisting of $28.0 million in cash paid at closing and the issuance of a $4.0 million unsecured convertible note, partially offset by the settlement of a net working capital true-up. We are also required to pay additional contingent consideration, if earned, which could total $9.0 million over a four-year period. The payment of the earn-out liability is subject to the successful achievement of certain gross profit targets.

Transition of Trademarks

During the fourth quarter of fiscal 2020, we committed to a plan to shift our brand strategy to leverage our Allen Brothers brand in our west coast region and determined that our Del Monte, Ports Seafood and Bassian Farms trademarks did not fit our long-term strategic objectives. This brand transition is planned to begin in the second quarter of fiscal 2021. As a result, we recorded a $24.2 million impairment charge, $17.5 million net of tax, to write-down the value of our Del Monte and Bassian Farms trademarks.

Our Growth Strategies and Outlook

We continue to invest in our people, facilities and technology in an effort to achieve the following objectives and maintain our premier position within the specialty foodservice distribution market:

•sales and service territory expansion;
•operational excellence and high customer service levels;
•expanded purchasing programs and improved buying power;
•product innovation and new product category introduction;
•operational efficiencies through system enhancements; and
•operating expense reduction through the centralization of general and administrative functions.

Our growth has allowed us to improve upon our organization’s infrastructure, open new distribution facilities and pursue selective acquisitions. Over the last several years, we have increased our distribution capacity to approximately 2.2 million square feet in 36 distribution facilities as of February 10, 2021. From fiscal 2018 through the end of fiscal 2020, we have invested significantly in acquisitions, infrastructure and management.

Key Factors Affecting Our Performance

Due to our focus on menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores, our results of operations are materially impacted by the success of the food-away-from-home industry in the United States and Canada, which is materially impacted by general economic conditions, weather, discretionary spending levels and consumer confidence. When economic conditions deteriorate, our customers’ businesses are negatively impacted as fewer people eat away-from-home and those who do spend less money. As economic conditions begin to improve, our customers’ businesses historically have likewise improved, which contributes to improvements in our business. Similarly, the direct-to-consumer business of our Allen Brothers subsidiary is significantly dependent on consumers’ discretionary spending habits, and weakness or uncertainty in the economy could lead to consumers buying less from Allen Brothers.

Volatile food costs may have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact consumer discretionary spending decisions within our customers’ establishments, which could adversely impact our sales. Conversely, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of sales may remain relatively constant. However, some of our products, particularly certain of our center-of-the-plate protein items, are priced on a “cost plus” markup, which helps mitigate the negative impact of deflation.

Given our wide selection of product categories, as well as the continuous introduction of new products, we can experience shifts in product sales mix that have an impact on net sales and gross profit margins. This mix shift is most significantly impacted by the introduction of new categories of products in markets that we have more recently entered, the shift in product mix resulting from acquisitions, as well as the continued growth in item penetration on higher velocity items such as dairy products.

The foodservice distribution industry is fragmented but consolidating, and we have supplemented our internal growth through selective strategic acquisitions. We believe that the consolidation trends in the foodservice distribution industry will continue to present acquisition opportunities for us, which may allow us to grow our business at a faster pace than we would otherwise be able to grow the business organically.

Performance Indicators

In addition to evaluating our income from operations, our management team analyzes our performance based on net sales growth, gross profit and gross profit margin.

•Net sales growth. Our net sales growth is driven principally by changes in volume and, to a lesser degree, changes in price related to the impact of inflation in commodity prices and product mix. In particular, product cost inflation and deflation impacts our results of operations and, depending on the amount of inflation or deflation, such impact may be material. For example, inflation may increase the dollar value of our sales, and deflation may cause the dollar value of our sales to fall despite our unit sales remaining constant or growing.
•Gross profit and gross profit margin. Our gross profit and gross profit as a percentage of net sales, or gross profit margin, are driven principally by changes in volume and fluctuations in food and commodity prices and our ability to pass on any price increases to our customers in an inflationary environment and maintain or increase gross profit margin when our costs decline. Our gross profit margin is also a function of the product mix of our net sales in any period. Given our wide selection of product categories, as well as the continuous introduction of new products, we can experience shifts in product sales mix that have an impact on net sales and gross profit margins. This mix shift is most significantly impacted by the introduction of new categories of products in markets that we have more recently entered, impact of product mix from acquisitions, as well as the continued growth in item penetration on higher velocity items such as dairy products.

Key Financial Definitions

•Net sales: Net sales consist primarily of sales of specialty products, center-of-the-plate proteins and other food products to independently-owned restaurants and other high-end foodservice customers, which we report net of certain group discounts and customer sales incentives. Net sales also include direct-to-consumer sales on our e-commerce platforms.
•Cost of sales: Cost of sales include the net purchase price paid for products sold, plus the cost of transportation necessary to bring the product to our distribution facilities and food processing costs. Food processing costs include, but are not limited, to direct labor and benefits, applicable overhead and depreciation of equipment and facilities used in food processing activities. Our cost of sales may not be comparable to other similar companies within our industry.
•Selling, general and administrative expenses: Selling, general and administrative expenses include facilities costs, product shipping and handling costs, warehouse costs, and other selling, general and administrative costs.
•Other operating expenses: Other operating expenses includes expenses primarily related to changes in the fair value of the Company’s earn-out liabilities, gains and losses on asset disposals, asset impairments and certain third-party deal costs incurred in connection with business acquisitions or financing arrangements.
•Interest expense: Interest and other expense consists primarily of interest on our outstanding indebtedness and, as applicable, the amortization or write-off of deferred financing fees.

Reclassifications

In response to a comment letter from the staff of the SEC’s Division of Corporation Finance, we have reclassified our food processing costs, previously included in operating expenses, to cost of sales and have split our historical presentation of operating expenses between selling, general and administrative expenses and other operating expenses. These reclassifications have no impact on the Company’s operating income, net income or cash flows. Furthermore, management has reclassified gain/loss from asset disposal, which was previously presented as a non-operating expense, to other operating expenses. See Note 2 “Reclassifications” to our consolidated financial statements for a full description of these reclassifications.

Results of Operations

	Fiscal Years Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Net sales	$1,111,631	$1,591,834	$1,444,609
Cost of sales	863,480	1,205,266	1,095,693
Gross profit	248,151	386,568	348,916
Selling, general and administrative expenses	336,394	329,542	298,102
Other operating expenses	14,417	6,359	2,225
Operating (loss) income	(102,660)	50,667	48,589
Interest expense	20,946	18,264	20,745
(Loss) income before income taxes	(123,606)	32,403	27,844
Provision for income tax (benefit) expense	(40,703)	8,210	7,442
Net (loss) income	$(82,903)	$24,193	$20,402

Fiscal Year Ended December 25, 2020 Compared to Fiscal Year Ended December 27, 2019

Net Sales

	2020	2019	$ Change	% Change
Net sales	$1,111,631	$1,591,834	$(480,203)	(30.2)%

Sales growth from acquisitions contributed $136.5 million, or 8.6%, to sales growth. Organic sales declined $616.7 million, or 38.8%, versus the prior year primarily due to impacts of the Pandemic. Organic case count declined approximately 43.5% in our specialty category. In addition, specialty unique customers and placements declined 30.4% and 43.6%, respectively, compared to the prior year. Pounds sold in our center-of-the-plate category decreased 38.0% compared to the prior year. Estimated deflation was 0.3% in our specialty category and inflation of 3.5% in our center-of-the-plate category compared to fiscal 2019.

Gross Profit

	2020	2019	$ Change	% Change
Gross profit	$248,151	$386,568	$(138,417)	(35.8)%
Gross profit margin	22.3%	24.3%

Gross profit decreased primarily due to decreased sales volumes. Gross profit margin decreased approximately 196 basis points. Gross profit margins decreased 441 basis points in the Company’s specialty category and increased 117 basis points in the Company’s center-of-the-plate category compared to the prior year period. Our gross profit results include a charge of approximately $14.6 million related to estimated inventory losses from obsolescence due to the Pandemic’s impact on our customers’ purchasing behavior.

Selling, General and Administrative Expenses

	2020	2019	$ Change	% Change
Selling, general and administrative expenses	336,394	329,542	6,852	2.1%
Percentage of net sales	30.3%	20.7%

The increase in selling, general and administrative expense relates primarily to our recent acquisitions and an estimated non-cash charge of approximately $15.8 million to bad debt expense incurred during the first quarter of fiscal 2020 at the onset of the Pandemic, partially offset by cost measures implemented during the year in response to the Pandemic’s adverse impact on demand for our products. Our ratio of selling, general and administrative expenses to net sales was higher as a result of the Pandemic’s adverse impacts on our sales growth and a 161 basis point increase in non-cash charges related to bad debt expense.

Other Operating Expenses

	2020	2019	$ Change	% Change
Other operating expenses	14,417	6,359	8,058	126.7%

The increase in other operating expenses relates primarily to a $24.2 million impairment charge on Del Monte and Bassian trademarks and non-cash credits of $11.5 million for changes in the fair value of our contingent earn-out liabilities compared to non-cash charges of $5.9 million in the prior year period.

Interest Expense

	2020	2019	$ Change	% Change
Interest expense	20,946	18,264	$2,682	14.7%

Interest and other expense increased primarily due to $1.2 million in one-time third-party costs incurred during the second quarter of 2020 in connection with the extension of a majority of our senior secured term loans and the full year impact of interest charged on our Convertible Senior Notes issued on November 22, 2019.

Provision for Income Taxes

	2020	2019	$ Change	% Change
Provision for taxes	(40,703)	8,210	$(48,913)	(595.8)%
Effective tax rate	32.9%	25.3%

The higher effective tax rate is primarily related to our net loss for fiscal 2020 which allows us to claim tax refunds against taxes paid in fiscal 2015 and 2017, both of which were at statutory tax rates of 35%.

Fiscal Year Ended December 27, 2019 Compared to Fiscal Year Ended December 28, 2018

Net Sales

	2019	2018	$ Change	% Change
Net sales	$1,591,834	$1,444,609	$147,225	10.2%

Organic growth contributed $65.0 million, or 4.5%, to sales growth in the year. The remaining sales growth of $82.2 million, or 5.7%, resulted from acquisitions. Organic case count grew approximately 5.2% in our specialty category. In addition, growth in specialty unique customers and placements grew 4.5% and 3.0%, respectively, compared to the prior year. Pounds sold in our center-of-the-plate category increased 0.7% compared to the prior year. Estimated inflation was 2.4% in our specialty category and 2.6% in our center-of-the-plate category compared to fiscal 2018.

Gross Profit

	2019	2018	$ Change	% Change
Gross profit	386,568	348,916	$37,652	10.8%
Gross profit margin	24.3%	24.2%

Gross profit increased primarily due to increased sales volumes. Gross profit margin increased approximately 13 basis points. Gross profit margins increased 19 basis points in the Company’s specialty category and increased 27 basis points in the Company’s center-of-the-plate category compared to the prior year period

Selling, General and Administrative Expenses

	2019	2018	$ Change	% Change
Selling, general and administrative expenses	329,542	298,102	31,440	10.5%
Percentage of net sales	20.7%	20.6%

The increase in selling, general and administrative expenses relates primarily to increased sales volumes. Selling, general and administrative expenses as a percentage of net sales increased 7 basis points. The primary drivers of the increase in the ratio of selling, general and administrative expenses to sales were a 27 basis point increase in warehouse costs, primarily related to our investments in Texas and our new facility in Los Angeles, partially offset by a 22 basis point reduction in general and administrative compensation costs as a percentage of sales.

Other Operating Expenses

	2019	2018	$ Change	% Change
Other operating expenses	6,359	2,225	4,134	185.8%

The increase in other operating expenses relates primarily to non-cash charges of $5.9 million for changes in the fair value of our contingent earn-out liabilities compared to non-cash charges of $1.4 million in the prior year period.

Interest Expense

	2019	2018	$ Change	% Change
Interest expense	18,264	20,745	$(2,481)	(12.0)%

Interest and other expense decreased primarily due to a $1.1 million write-off of deferred financing fees in fiscal 2018 associated with the re-pricing of our Term Loan and lower effective interest charged on our outstanding debt in fiscal 2019.

Provision for Income Taxes

	2019	2018	$ Change	% Change
Provision for taxes	8,210	7,442	$768	10.3%
Effective tax rate	25.3%	26.7%

The lower effective tax rate in fiscal 2019 is due to certain permanent tax differences related to stock compensation.

Liquidity and Capital Resources

We finance our day-to-day operations and growth primarily with cash flows from operations, borrowings under our senior secured credit facilities and other indebtedness, operating leases, trade payables and equity financing.

Indebtedness

The following table presents selected financial information on our indebtedness (in thousands):

	December 25, 2020	December 27, 2019	December 28, 2018
Senior secured term loan	$201,553	$238,129	$239,745
Total convertible debt	$154,000	$154,000	$—
Borrowings outstanding on asset-based loan facility	$40,000	$—	$44,185
Finance leases and other financing obligations	$15,798	$3,905	$193

As of December 25, 2020, we have various floating- and fixed-rate debt instruments with varying maturities for an aggregate principal amount of $395.6 million. See Note 10 “Debt Obligations” to our consolidated financial statements for a full description of our debt instruments.

On June 8, 2020, we amended our senior secured credit agreement which converted $238.1 million of the term loans then outstanding into a new tranche of term loans (the “2025 Tranche”), which, among other things, extended the maturity date by three years and increased the fixed-rate portion of interest charged by 200 basis points. The Company made a prepayment of $35.7 million on the 2025 Tranche immediately after it was established. See Note 10 “Debt Obligations” to our consolidated financial statements for a full description.

On March 18, 2020, we drew $100.0 million on our asset-based loan facility to increase our cash on hand during the early stages of the Pandemic’s impact to our business and have subsequently repaid $60.0 million of the draw.

On November 22, 2019, we issued $150.0 million aggregate principal amount of 1.875% Convertible Senior Notes (the “Senior Notes”). Approximately $43.2 million of the net proceeds were used to repay all borrowings then outstanding under our ABL and we intend to use the remainder for working capital and general corporate purposes, which may include future acquisitions.

On July 25, 2018, the holders of the $36.8 million principal amount of convertible subordinated notes, issued in connection with our acquisition of Del Monte, converted these notes and related accrued interest of $0.3 million into 1,246,272 shares of the Company’s common stock.

On June 29, 2018, we entered into a new asset-based loan facility (“ABL”) that increased our borrowing capacity from $75.0 million to $150.0 million. Additionally, we reduced the fixed-rate portion of interest charged on our senior secured term loan (“Term Loan”) from 475 basis points to 350 basis points over Adjusted LIBOR as a result of repricings executed on December 14, 2017 and November 16, 2018.

A portion of the interest rate charged on our Term Loan is currently based on LIBOR and, at our option, a component of the interest charged on the borrowings outstanding on our ABL, if any, may bear interest rates based on LIBOR. LIBOR has been the subject of reform and was expected to phase out by the end of fiscal 2021, however, on November 30, 2020, the ICE Benchmark Administration Limited (“ICE”) announced plans to delay the phase out of LIBOR to June 30, 2023. The consequences of the discontinuation of LIBOR cannot be entirely predicted but could impact the interest expense we incur on these debt instruments. We will negotiate alternatives to LIBOR with our lenders before LIBOR ceases to be a widely available reference rate.

Equity Offering

On May 14 and June 2, 2020, we completed public offerings for a total of 6,634,615 shares of our common stock which resulted in net proceeds of approximately $85.9 million. See Note 11 “Stockholders’ Equity” to our consolidated financial statements for a full description.

Liquidity

The following table presents selected financial information on liquidity (in thousands):

	December 25, 2020	December 27, 2019	December 28, 2018
Cash and cash equivalents	$193,281	$140,233	$42,410
Working capital,(1) excluding cash and cash equivalents	$94,279	$162,772	$160,783
Availability under asset-based loan facility	$50,282	$133,359	$90,015
(1)We define working capital as current assets less current liabilities. The fiscal 2020 and 2019 balances include the impact of recognizing operating lease right-of-use assets and liabilities as a result of our adoption of Accounting Standards Codification Topic 842, “Leases,” as of December 29, 2018.

We believe our existing balances of cash and cash equivalents, working capital and the availability under our asset-based loan facility, are sufficient to satisfy our working capital needs, capital expenditures, debt service and other liquidity requirements associated with our current operations over the next twelve months.

Our capital expenditures, excluding cash paid for acquisitions, were approximately $7.0 million for fiscal 2020. We are not providing guidance on our capital expenditures for fiscal 2021 due to the continued uncertainty with regards to the pace of the economic recovery and the duration of the Pandemic related restrictions on our customers.

Cash Flows

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Net income	$(82,903)	$24,193	$20,402
Non-cash charges	$62,509	$47,625	$38,186
Changes in working capital	$63,275	$(26,811)	$(13,506)
Cash provided by operating activities	$42,881	$45,007	$45,082
Cash used in investing activities	$(67,968)	$(44,154)	$(33,688)
Cash provided by (used in) financing activities	$78,056	$96,947	$(10,442)

Fiscal Year 2020 Cash Flows

Net cash provided by operations was $42.9 million for fiscal 2020 consisting of a $82.9 million net loss, offset by $62.5 million of non-cash charges and an increase in working capital of $63.3 million. Non-cash charges increased predominately due to the $24.2 million write down of Del Monte and Bassian trademarks. The increase in working capital of $63.3 million is primarily driven by negotiating favorable credit terms with our customers and suppliers and maintaining lower inventory balances as a result of reduced demand due to the Pandemic.

Net cash used in investing activities was $68.0 million in fiscal 2020 driven by $7.0 million in capital expenditures which included implementations of our Enterprise Resource Planning (“ERP”) system. The Company used $60.9 million in cash to fund acquisitions, the most significant of which were Sid Wainer and Cambridge.

Net cash provided by financing activities was $78.1 million for fiscal 2020 driven by $85.9 million net proceeds from our common stock offering and $40.0 million of net draws on our asset-based loan facility, partially offset by payments of debt and finance lease obligations of $40.4 million.

Fiscal Year 2019 Cash Flows

Net cash provided by operations was $45.0 million for fiscal 2019 consisting of $24.2 million of net income and $47.6 million of non-cash charges, partially offset by an increase in working capital of $26.8 million. The increase in non-cash charges of $9.4 million is primarily driven by changes in the fair value of earn-out liabilities of $4.4 million and higher depreciation and amortization expense. The increase in working capital of $26.8 million is a result of organic growth and acquisitions and includes $1.8 million of earn-out liability payments classified as operating activities.

Net cash used in investing activities was $44.2 million in fiscal 2019 driven by $16.1 million in capital expenditures which included implementations of our ERP system and the buildouts of our headquarters in Ridgefield, CT and distribution center in Dallas, Texas. The Company used $28.1 million in cash to fund acquisitions, the most significant of which was Bassian.

Net cash provided by financing activities was $96.9 million for fiscal 2019 driven by $145.0 million of net proceeds received from the issuance of our Senior Notes, partially offset by $44.2 million to settle all borrowings outstanding on our ABL and $2.4 million of earn-out liability payments classified as financing activities.

Seasonality

Excluding our Allen Brothers direct-to-consumer business, we generally do not experience any material seasonality. However, our sales and operating results may vary from quarter to quarter due to factors such as changes in our operating expenses, management’s ability to execute our operating and growth strategies, personnel changes, demand for our products, supply shortages, weather patterns and general economic conditions.

Our Allen Brothers direct-to-consumer business is subject to seasonal fluctuations, with direct-to-consumer center-of-the-plate protein sales typically higher during the holiday season in our fourth quarter; accordingly, a disproportionate amount of operating cash flows from this portion of our business is generated by our direct-to-consumer business in the fourth quarter of our fiscal year. Despite a significant portion of these sales occurring in the fourth quarter, there are operating expenses, principally advertising and promotional expenses, throughout the year.

The Pandemic has had a material impact on our business and operations and those of our customers. Our net sales were most significantly impacted during the second quarter of fiscal 2020 when, in an effort to limit the spread of the virus, federal, state and local governments began implementing various restrictions that resulted in the closure of non-essential businesses in many of the markets we serve, which forced our customers in those markets to either transition their establishments to take-out service, delivery service or temporarily cease operations.

Inflation

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our customers. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our operations.

Commitments and Significant Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 25, 2020:

	Payments Due by Period (1, 2, 3)
	Total	Less than One Year	1-3 Years	4-5 Years	Thereafter
	(In thousands)
Indebtedness	$405,889	$4,715	$84,516	$316,658	$—
Finance lease obligations	$17,259	$4,905	$6,756	$4,291	$1,307
Pension exit liabilities	$2,020	$159	$351	$401	$1,109
Long-term operating leases	$177,740	$24,542	$40,787	$25,104	$87,307

Total	$602,908	$34,321	$132,410	$346,454	$89,723

(1)Interest on our various outstanding debt instruments is included in the above table, except for our Term Loans and ABL, which have floating interest rates. At December 25, 2020, we had borrowings of $201.6 million under our Term Loans and $40.0 million under our ABL. During the fiscal year ended December 25, 2020, the weighted average interest rate on our Term Loan and ABL borrowings were approximately 4.4% and 1.7%, respectively. See Note 10 “Debt Obligations” to our consolidated financial statements for further information on our debt instruments.
(2)The table above excludes $2.8 million of total contingent earn-out liabilities related to certain acquisitions as of December 25, 2020 and approximately $30.2 million of lease payments related to a distribution facility that does not commence until fiscal 2021.
(3)The table above excludes our supplier purchase obligations as we do not have any material unconditional contractual obligations to purchase fixed or minimum quantities of goods or services from our suppliers.

We had outstanding letters of credit of approximately $20.1 million and $16.6 million at December 25, 2020 and December 27, 2019, respectively. Substantially all of our assets are pledged as collateral to secure our borrowings under our credit facilities.

Off-Balance Sheet Arrangements

As of December 25, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The SEC has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the following: (i) determining our allowance for doubtful accounts, (ii) inventory valuation, with regard to determining inventory balance adjustments for excess and obsolete inventory, (iii) business combinations, (iv) valuing goodwill and intangible assets, (v) self-insurance reserves, (vi) accounting for income taxes and (vii) contingent earn-out liabilities. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Allowance for Doubtful Accounts

We analyze customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of our allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are either conducted using cash-on-delivery terms or the account is closely monitored so that agreed-upon payments are received prior to orders being released. A failure to pay results in held or cancelled orders. We also estimate receivables that will ultimately be uncollectible based upon historical write-off experience. Management incorporates current macro-economic factors in existence as of the balance sheet date that may impact the food-away-from-home industry and/or its customers, and specifically, beginning in the first quarter of fiscal 2020, the impact of the Pandemic. We may be required to increase or decrease our allowance for doubtful accounts due to various factors, including the overall economic environment and particular circumstances of individual customers. Our accounts receivable balance was $96.4 million and $175.0 million, net of the allowance for doubtful accounts of $24.0 million and $8.8 million, as of December 25, 2020 and December 27, 2019, respectively.

Inventory Valuation

We adjust our inventory balances for excess and obsolete inventories. These adjustments are primarily based upon customer demand, inventory age, specifically identified inventory items and overall economic conditions. A sudden and unexpected change in consumer preferences or change in overall economic conditions could result in a significant change to these adjustments that could require a corresponding charge to earnings. We actively manage our inventory levels as we seek to minimize the risk of loss and have consistently achieved a relatively high level of inventory turnover. As a result of the impacts of the Pandemic on our customer demand we incurred additional inventory valuation charges of $14.6 million in fiscal 2020.

Business Combinations

We account for acquisitions in accordance with Accounting Standards Codification Topic 805 “Business Combinations.” Assets acquired and liabilities assumed are recorded at their estimated fair values, as of the acquisition date. The judgments made in determining the estimated fair value of assets acquired and liabilities assumed, including estimated useful life, may have a material impact on our consolidated balance sheet and may materially impact the amount of depreciation and amortization expense recognized in periods subsequent to the acquisition. We determine the fair value of intangible assets using an income approach and, when appropriate, we engage a third party valuation firm. Generally, we utilize the multi-period excess earnings method to determine the fair value of customer relationships and the relief from royalty method to determine the fair value of tradenames. These valuation methods contain significant assumptions and estimates including forecasts of expected future cash flows and discount rates. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill.

Valuation of Goodwill and Intangible Assets

We are required to test goodwill for impairment at each of our reporting units annually, or more frequently when circumstances indicate an impairment may have occurred. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year.

Goodwill is tested at the reporting unit level, which is an operating segment or a component of an operating segment. When analyzing whether to aggregate components into single reporting units, management considers whether each component has similar economic characteristics. We have evaluated the economic characteristics of our different geographic markets, including our recently acquired businesses, along with the similarity of the operations and margins, nature of the products, type of customer and methods of distribution of products and the regulatory environment in which we operate and concluded that the business consists of three operating segments: East Coast, Midwest and West Coast and these operating segments represent our reporting units.

In testing goodwill for impairment, we may elect to perform a qualitative assessment to evaluate whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. The qualitative analysis considers various factors including macroeconomic conditions, market conditions, industry trends, cost factors and financial performance, among others. If our qualitative assessment indicates that goodwill impairment is more likely than not, we proceed to perform a quantitative assessment to determine the fair value of the reporting unit.

When a quantitative analysis is required, we estimate the fair value of our reporting units using an income approach that incorporates the use of a discounted cash flow model that involves many management assumptions that are based upon future growth projections. Assumptions include estimates of future revenue based upon budget projections and growth rates which include estimates for the duration of the Pandemic’s impact on the Company’s customers. We develop estimates of future levels of gross and operating profits and projected capital expenditures. This methodology includes the use of estimated discount rates based upon industry and competitor analysis as well as other factors. A goodwill impairment loss, if any, would be recognized for the amount by which a reporting unit’s carrying value exceeds its fair value.

Due to the Pandemic’s adverse impact on our business, we performed an interim quantitative goodwill impairment test as of March 27, 2020 and concluded that goodwill was not impaired. As required, we performed our annual goodwill impairment test during the fourth quarter of fiscal 2020 the results of which indicated that goodwill was not impaired. Total goodwill as of December 25, 2020 and December 27, 2019 was $214.9 million and $197.7 million, respectively.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the assets useful lives based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. During the fourth quarter of fiscal 2020, we committed to a plan to shift our brand strategy to leverage our Allen Brothers brand in our west coast region and determined our Del Monte, Ports Seafood and Bassian Farms trademarks did no fit our long-term strategic objectives. This brand transition is planned to begin in the second quarter of fiscal 2021. The Company assessed these trademarks for impairment and used the relief of royalty method to determine fair value. Significant assumptions used include future sales forecasts, royalty rates and discount rates. As a result, we recorded a $24.2 million impairment charge, $17.5 million net of tax, to write-down the value of our Del Monte and Bassian Farms trademarks. There have been no other events or changes in circumstances during fiscal 2020 or 2019 indicating that the carrying value of our finite-lived intangible assets are not recoverable. Total finite-lived intangible assets as of December 25, 2020 and December 27, 2019 were $111.7 million and $138.8 million, respectively.

The assessment of the recoverability of goodwill and intangible assets contain uncertainties requiring management to make assumptions and to apply judgment to estimate economic factors and the profitability of future operations. Actual results could differ from these assumptions and projections, resulting in us revising our assumptions and, if required, recognizing an impairment loss.

Self-Insurance Reserves

We maintain a self-insured group medical program. The program contains individual stop loss thresholds of $275 thousand per incident and aggregate stop loss thresholds based upon the average number of employees enrolled in the program throughout the year. The amount in excess of the self-insured levels is fully insured by third party insurers. Liabilities associated with this program are estimated in part by considering historical claims experience and medical cost trends. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

We are self-insured for workers’ compensation and automobile liability to deductibles or self-insured retentions of $500 thousand per occurrence. The amounts in excess of our deductibles are fully insured by third party insurers. Liabilities associated with this program are estimated in part by considering historical claims experience and cost trends. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our provision for income taxes primarily reflects a combination of income earned and taxed in the various U.S. federal and state jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for unrecognized tax benefits, and our change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

We estimate our ability to recover deferred tax assets within the jurisdiction from which they arise. This evaluation considers several factors, including recent results of operations, scheduled reversal of deferred tax liabilities, future taxable income and tax planning strategies. As of December 25, 2020 and December 27, 2019, we had valuation allowances of $2.3 million and $0.9 million, respectively, relating to certain net operating losses that may not be realizable in the future based on taxable income forecasts and certain state net operating loss limitations.

Contingent Earn-out Liabilities

We account for contingent consideration relating to business combinations as a liability and an increase to goodwill at the date of the acquisition and continually remeasure the liability at each balance sheet date by recording changes in the fair value through our consolidated statements of operations. We determine the fair value of contingent consideration based on future operating projections under various potential scenarios, including the use of Monte Carlo simulations, and weight the probability of these outcomes. The ultimate settlement of contingent earn-out liabilities relating to business combinations may be for amounts which are materially different from the amounts initially recorded and may cause volatility in our results of operations.

Management has discussed the development and selection of these critical accounting policies with our board of directors, and the board of directors has reviewed the above disclosure. Our consolidated financial statements contain other items that require estimation, but are not as critical as those discussed above. These other items include our calculations for bonus accruals, depreciation and amortization. Changes in estimates and assumptions used in these and other items could have an effect on our consolidated financial statements.

Recent Accounting Pronouncements

See Note 1 “Operations and Basis of Presentation” to our consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on our consolidated financial statements.

Item 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate market risk relates primarily to our long-term debt. The Company has various floating- and fixed-rate debt instruments as described in Note 10 “Debt Obligations” to our consolidated financial statements. As of December 25, 2020, we had an aggregate $241.6 million of floating-rate indebtedness. A 100 basis point increase in market interest rates would decrease our after tax earnings by approximately $1.8 million per annum, holding other variables constant.

Item 8.    CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
The Chefs’ Warehouse, Inc.
Ridgefield, CT

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Chefs’ Warehouse, Inc. (the “Company”) and subsidiaries as of December 25, 2020 and December 27, 2019, the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for each of the three years in the period ended December 25, 2020, and the related notes. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 25, 2020 and December 27, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 25, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 25, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 23, 2021 expressed an unqualified opinion thereon.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, effective on December 29, 2018, the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.

Emphasis of Matter

As more fully described in Note 1 to the consolidated financial statements, the Company has been negatively impacted by the ongoing effects of the outbreak of a novel coronavirus (COVID-19) on the Company’s operations.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment

As described in Note 3 to the consolidated financial statements, the Company’s consolidated goodwill balance was $214.9 million at December 25, 2020, which was allocated between three reporting units. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. Management assesses goodwill impairment annually in the fourth quarter, but identified a triggering event requiring an interim impairment assessment of goodwill at the end of the first quarter of 2020 due to the economic impact of the COVID-19 pandemic. The Company prepared the valuations of the reporting units for the interim and annual assessments using an income approach, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenue and earnings.

We identified the valuation of goodwill during the interim and annual impairment assessments as a critical audit matter. The principal considerations for our determination are the inherent uncertainties related to the Company’s forecasts and how various other factors, including the projected impact from the COVID-19 pandemic, could affect the Company’s forecasted assumptions of revenue and earnings included in the income approach. Auditing these significant assumptions and judgments involved especially challenging auditor judgment and an increased level of effort, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

•Evaluating the reasonableness of assumptions used in the Company’s income approach, including the revenue growth rate, terminal value growth rate, and the economic impact that the COVID-19 pandemic is expected to have on the Company’s performance and its reporting units by: (i) comparing to historical results and industry trends, (ii) understanding state and local restrictions on occupancy capacity for indoor establishments to evaluate management’s expected timing to return to historical revenue and profitability levels, (iii) comparing the actual results for the second and third quarters to the projections that management used for those quarters in the interim assessment, and (iv) performing a sensitivity analysis of significant assumptions and evaluating the impact of such on the fair value of each reporting unit that would result from changes in the assumptions.

•Testing the accuracy and completeness of the data used by management to develop its projections.

•Testing management’s market capitalization reconciliation and the reasonableness of the calculated control premium identified by management.

•Utilizing personnel with specialized skills and knowledge in valuation approach and methodologies to assist in: (i) assessing the appropriateness of the fair value methodology, (ii) evaluating the reasonableness of certain assumptions used, including the discount rate.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2006.

Stamford, CT
February 23, 2021

THE CHEFS’ WAREHOUSE, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	December 25, 2020	December 27, 2019
ASSETS
Current assets:
Cash and cash equivalents	$193,281	$140,233
Accounts receivable, net of allowance of $24,027 in 2020 and $8,846 in 2019	96,383	175,044
Inventories, net	82,519	124,056
Prepaid expenses and other current assets	33,479	13,823
Total current assets	405,662	453,156
Equipment, leasehold improvements and software, net	115,448	92,846
Operating lease right-of-use assets	115,224	127,649
Goodwill	214,864	197,743
Intangible assets, net	111,717	138,751
Deferred taxes, net	7,535	—
Other assets	3,875	3,534
Total assets	$974,325	$1,013,679
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$57,515	$94,097
Accrued liabilities	27,924	29,847
Short-term operating lease liabilities	17,167	17,453
Accrued compensation	9,401	8,033
Current portion of long-term debt	6,095	721
Total current liabilities	118,102	150,151
Long-term debt, net of current portion	398,084	386,106
Operating lease liabilities	109,133	120,572
Deferred taxes, net	—	10,883
Other liabilities and deferred credits	4,416	10,034
Total liabilities	629,735	677,746
Commitments and contingencies
Stockholders’ equity:
Preferred Stock - $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 25, 2020 and December 27, 2019, respectively	—	—
Common Stock, - $0.01 par value, 100,000,000 shares authorized, 37,274,768 and 30,341,941 shares issued and outstanding at December 25, 2020 and December 27, 2019, respectively	373	304
Additional paid in capital	303,734	212,240
Accumulated other comprehensive loss	(2,051)	(2,048)
Retained earnings	42,534	125,437
Total stockholders’ equity	344,590	335,933
Total liabilities and stockholders’ equity	$974,325	$1,013,679

See accompanying notes to the consolidated financial statements.

THE CHEFS’ WAREHOUSE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(Amounts in thousands, except share and per share amounts)

	Fiscal Years Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Net sales	$1,111,631	$1,591,834	$1,444,609
Cost of sales	863,480	1,205,266	1,095,693
Gross profit	248,151	386,568	348,916
Selling, general and administrative expenses	336,394	329,542	298,102
Other operating expenses	14,417	6,359	2,225
Operating (loss) income	(102,660)	50,667	48,589
Interest expense	20,946	18,264	20,745
(Loss) income before income taxes	(123,606)	32,403	27,844
Provision for income tax (benefit) expense	(40,703)	8,210	7,442
Net (loss) income	$(82,903)	$24,193	$20,402
Other comprehensive income (loss):
Foreign currency translation adjustments	(3)	173	(672)
Comprehensive (loss) income	$(82,906)	$24,366	$19,730
Net (loss) income per share:
Basic	$(2.46)	$0.82	$0.71
Diluted	$(2.46)	$0.81	$0.70
Weighted average common shares outstanding:
Basic	33,716,157	29,532,342	28,703,265
Diluted	33,716,157	30,073,338	29,678,919

See accompanying notes to the consolidated financial statements.

THE CHEFS’ WAREHOUSE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Fiscal Years Ended December 25, 2020, December 27, 2019, and December 28, 2018
(Amounts in thousands, except share amounts)

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares	Amount
Balance December 29, 2017	28,442,208	$284	$166,997	$(1,549)	$82,869	$248,601
Net income	—	—	—	—	20,402	20,402
Stock compensation	310,451	3	4,091	—	—	4,094
Conversion of notes	1,246,272	13	37,002	—	—	37,015
Cumulative translation adjustment	—	—	—	(672)	—	(672)
Shares surrendered to pay withholding taxes	(30,448)	—	(764)	—	—	(764)
Balance December 28, 2018	29,968,483	$300	$207,326	$(2,221)	$103,271	$308,676
Cumulative effect adjustment	—	—	—	—	(2,027)	(2,027)
Net income	—	—	—	—	24,193	24,193
Stock compensation	329,338	3	4,396	—	—	4,399
Option exercises	76,169	1	1,540	—	—	1,541
Cumulative translation adjustment	—	—	—	173	—	173
Shares surrendered to pay withholding taxes	(32,049)	—	(1,022)	—	—	(1,022)
Balance December 27, 2019	30,341,941	$304	$212,240	$(2,048)	$125,437	$335,933
Net loss	—	—	—	—	(82,903)	(82,903)
Stock compensation	500,100	5	9,287	—	—	9,292
Public offering	6,634,615	66	85,875	—	—	85,941
Cumulative translation adjustment	—	—	—	(3)	—	(3)
Shares surrendered to pay withholding taxes	(201,888)	(2)	(3,668)	—	—	(3,670)
Balance December 25, 2020	37,274,768	$373	$303,734	$(2,051)	$42,534	$344,590

See accompanying notes to the consolidated financial statements.

THE CHEFS’ WAREHOUSE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 25, 2020, December 27, 2019, and December 28, 2018
(Amounts in thousands)

	December 25, 2020	December 27, 2019	December 28, 2018
Cash flows from operating activities:
Net (loss) income	$(82,903)	$24,193	$20,402
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	19,774	13,328	10,296
Amortization of intangible assets	13,502	12,663	11,910
Provision for allowance for doubtful accounts	21,372	4,981	3,790
Non-cash operating lease expense	689	2,043	770
(Benefit) provision for deferred income taxes	(18,418)	2,063	2,554
Amortization of deferred financing fees	3,426	2,168	3,155
Stock compensation	9,292	4,399	4,094
Change in fair value of contingent earn-out liabilities	(11,479)	5,879	1,448
Intangible asset impairment	24,200	—	—
Loss on asset disposal	151	101	169
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	77,590	(13,213)	(19,466)
Inventories	49,050	(9,439)	(6,330)
Prepaid expenses and other current assets	(18,240)	(1,813)	120
Accounts payable, accrued liabilities and accrued compensation	(46,442)	3,775	13,677
Other assets and liabilities	1,317	(6,121)	(1,507)
Net cash provided by operating activities	42,881	45,007	45,082

Cash flows from investing activities:
Capital expenditures	(7,036)	(16,077)	(19,817)
Cash paid for acquisitions, net of cash received	(60,932)	(28,077)	(13,901)
Proceeds from asset disposals	—	—	30
Net cash used in investing activities	(67,968)	(44,154)	(33,688)

Cash flows from financing activities:
Payment of debt, finance lease and other financing obligations	(40,432)	(1,894)	(49,360)
Proceeds from the issuance of common stock, net of issuance costs	85,941	—	—
Proceeds from debt issuance	—	150,000	—
Payment of deferred financing fees	(856)	(5,082)	(1,502)
Proceeds from exercise of stock options	—	1,541	—
Surrender of shares to pay withholding taxes	(3,670)	(1,022)	(764)
Cash paid for contingent earn-out liabilities	(2,927)	(2,412)	(3,000)
Borrowings under asset based loan facility	100,000	—	47,100
Payments under asset based loan facility	(60,000)	(44,184)	(2,916)
Net cash provided by (used in ) financing activities	78,056	96,947	(10,442)

Effect of foreign currency on cash and cash equivalents	79	23	(46)
Net change in cash and cash equivalents	53,048	97,823	906
Cash and cash equivalents at beginning of year	140,233	42,410	41,504
Cash and cash equivalents at end of year	$193,281	$140,233	$42,410

See accompanying notes to the consolidated financial statements.

THE CHEFS’ WAREHOUSE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts)

Note 1 - Operations and Basis of Presentation

Description of Business and Basis of Presentation

The financial statements include the consolidated accounts of The Chefs’ Warehouse, Inc. (the “Company”), and its wholly-owned subsidiaries. The Company’s quarterly periods end on the thirteenth Friday of each quarter. Every six to seven years the Company will add a fourteenth week to its fourth quarter to more closely align its year end to the calendar year. The Company’s business consists of three operating segments: East Coast, Midwest and West Coast that aggregate into one reportable segment, food product distribution, which is concentrated in the United States. The Company’s customer base consists primarily of menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores.

The COVID-19 Pandemic

The COVID-19 pandemic (“Pandemic”) has had a material impact on the Company’s business and operations and those of its customers. In an effort to limit the spread of the virus, federal, state and local governments implemented measures that resulted in the temporary closure of non-essential businesses in many of the markets the Company serves, which has forced its customers in those markets to either transition their establishments to take-out service, delivery service or temporarily cease operations. State and local governments began to ease these restrictions in mid-May, however, the severity of indoor and outdoor dining restrictions have varied throughout the year depending on the extent of outbreaks and actions taken by the federal, state and local governments. The duration and extent of restrictions imposed on the Company’s customers by federal, state and local governments is dependent on future developments regarding the Pandemic including new information about the severity of the disease, trends in infection rates, and development of effective medical treatments for the disease, among others. Due to the Pandemic’s adverse impact on our customers’ operations and purchasing behavior, the Company incurred estimated non-cash charges of approximately $15,800 related to incremental bad debt expense and approximately $14,600 related to incremental inventory obsolescence during the fifty-two weeks ended December 25, 2020. The adverse impact to the Company’s customer base and market capitalization at the onset of the Pandemic were considered triggering events and, accordingly, the Company performed interim goodwill and long-lived asset quantitative impairment tests during the first quarter of 2020, as described in Note 9 to these financial statements, the results of which indicated that goodwill or long-lived assets were not impaired.

Consolidation

The consolidated financial statements include all the accounts of the Company and its direct and indirect wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Guidance Adopted in Fiscal 2020

Measurement of Credit Losses on Financial Instruments: In June 2016 and as further amended in November 2018, the Financial Accounting Standards Board (the “FASB”) issued guidance which requires entities to use a forward-looking expected loss model to estimate credit losses. It also requires additional disclosure related to credit quality of trade and other receivables, including information related to management’s estimate of credit allowances. The Company adopted this guidance on December 28, 2019. The Company analyzes customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of its allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are either conducted using cash-on-delivery terms or the account is closely monitored so that agreed-upon payments are received prior to orders being released. A failure to pay results in held or cancelled orders. The Company also estimates receivables that will ultimately be uncollectible based upon historical write-off experience. Management incorporates current macro-economic factors in existence as of the balance sheet date that may impact the food-away-from-home industry and/or its customers, and specifically, beginning in the first quarter of fiscal 2020, the impact of the Pandemic. Adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Leases: In April 2020, the FASB issued guidance describing approaches entities should follow when accounting for lease concessions negotiated due to the effects of the Pandemic. The Company has negotiated rent deferrals with certain lessors that do not materially modify the amount of consideration due under the original contract terms. Consistent with the guidance, the

Company elected to recognize such rent deferrals as accrued expenses. The Company continues to recognize expense during the deferral period.

Guidance Not Yet Adopted

Simplifying the Accounting for Income Taxes: In December 2019, the FASB issued guidance that eliminates certain exceptions related to the approach for intraperiod tax allocations, the methodology for calculating income taxes in an interim period and other simplifications and clarifications. The guidance will be effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company expects to adopt this guidance when effective. Upon adoption, the Company may recognize additional income tax benefits during interim periods in which interim losses exceed full year projections due to provisions in the guidance that remove loss limitation rules.

Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity: In August 2020, the FASB issued guidance that simplifies the accounting models for financial instruments with characteristics of debt and equity. The amendments in the guidance result in fewer instances in which an embedded conversion feature must be accounted for separately from its host contract. This guidance will be effective for fiscal years beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company expects to adopt this guidance on December 26, 2020. The Company’s existing convertible debt instruments are not bifurcated and as such adoption will have no impact on ts consolidated financial statements.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires it to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Estimates are used in determining, among other items, the allowance for doubtful accounts, inventory valuation adjustments, self-insurance reserves for group medical insurance, workers’ compensation insurance and automobile liability insurance, future cash flows associated with impairment testing for intangible assets (including goodwill) and long-lived assets, useful lives for intangible assets, stock-based compensation, contingent earn-out liabilities and tax reserves. Actual results could differ from estimates.

Note 2 – Reclassifications

On September 1, 2020, the Company received a comment letter from the staff of the SEC’s Division of Corporation Finance (“SEC”) with respect to the Company’s annual report on Form 10-K for the year ended December 27, 2019, requesting information regarding the Company’s presentation of food processing costs and separate presentation of selling, general and administrative expenses from other operating expenses.

Food Processing Costs

The Company’s food processing costs represent the costs to cut and package products, primarily beef products, for sale to the Company’s customer base. The costs associated with food processing are normally incurred immediately prior to shipment and thus, historically, the Company treated these costs as handling expenses and presented them within operating expenses on its consolidated statements of operations. The Company has also separately disclosed its food processing costs, excluding depreciation expense, in the notes to its annual consolidated financial statements. Upon further consideration and discussions with the SEC, the Company concluded that food processing costs are more fairly presented as cost of sales and such costs should include depreciation expense associated with equipment and facilities used in food processing activities. Accordingly, the Company has reclassified its food processing costs from operating expenses to cost of sales. In accordance with Staff Accounting Bulletin (“SAB”) No. 99 “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the Company evaluated the impact of the reclassification and determined that the impact was not material to its consolidated financial statements for any prior annual or interim period. See Note 3 “Summary of Significant Accounting Policies” for a full description of the components of costs of sales and food processing costs.

Selling, General and Administrative Expenses

In response to the SEC’s comment, the Company revised its presentation of total operating expenses such that selling, general and administrative expenses are presented separately from other operating expenses. Furthermore, management has reclassified gain/loss from asset disposal, which was previously presented as a non-operating expense, to other operating expenses. See Note 3 “Summary of Significant Accounting Policies” for a full description of the components of selling, general and administrative expenses and other expenses.

The aggregate impact of the above reclassifications on prior periods are as follows:

	Fiscal Years Ended
	December 27, 2019			December 28, 2018
	As Reported	Reclass	As Restated	As Reported	Reclass	As Restated
Net sales	$1,591,834	$—	$1,591,834	$1,444,609	$—	$1,444,609
Cost of sales	1,185,481	19,785	1,205,266	1,077,562	18,131	1,095,693
Gross profit	406,353	(19,785)	386,568	367,047	(18,131)	348,916
Operating expenses	355,585	(355,585)	—	318,289	(318,289)	—
Selling, general and administrative expenses	—	329,542	329,542	—	298,102	298,102
Other operating expenses	—	6,359	6,359	—	2,225	2,225
Operating income	50,768	(101)	50,667	48,758	(169)	48,589
Interest expense	18,264	—	18,264	20,745	—	20,745
Loss on asset disposal	101	(101)	—	169	(169)	—
Income before income taxes	32,403	—	32,403	27,844	—	27,844
Provision for income tax expense	8,210	—	8,210	7,442	—	7,442
Net income	$24,193	$—	$24,193	$20,402	$—	$20,402

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition

Revenues from product sales are recognized at the point at which control of each product is transferred to the customer. The Company’s contracts contain performance obligations which are satisfied when customers have physical possession of each product. The majority of customer orders are fulfilled within a day and customer payment terms are typically 20 to 60 days from delivery, although in response to the Pandemic our credit terms have been temporarily tightened to a maximum of 30 days for the majority of our customers. Shipping and handling activities are costs to fulfill the Company’s performance obligations. These costs are expensed as incurred and presented within selling, general and administrative expenses on the consolidated statements of operations. The Company offers certain sales incentives to customers in the form of rebates or discounts. These sales incentives are accounted as variable consideration. The Company estimates these amounts based on the expected amount to be provided to customers and records a corresponding reduction in revenue. The Company does not expect a significant reversal in the amount of cumulative revenue recognized. Sales tax billed to customers is not included in revenue but rather recorded as a liability owed to the respective taxing authorities at the time the sale is recognized.

The following table presents the Company’s net sales disaggregated by principal product category:

	December 25, 2020		December 27, 2019		December 28, 2018
Center-of-the-Plate	$533,813	48.0%	$711,980	44.7%	$629,038	43.5%
Dry Goods	150,631	13.6%	260,976	16.4%	239,326	16.6%
Pastry	135,913	12.2%	221,041	13.9%	199,990	13.8%
Cheeses and Charcuterie	107,915	9.7%	158,834	10.0%	151,640	10.5%
Produce	80,920	7.3%	17,955	1.1%	13,850	1.0%
Dairy and Eggs	38,172	3.4%	110,740	7.0%	106,768	7.4%
Oils and Vinegars	40,389	3.6%	80,155	5.0%	76,313	5.3%
Kitchen Supplies	23,878	2.2%	30,153	1.9%	27,684	1.9%
Total	$1,111,631	100%	$1,591,834	100%	$1,444,609	100%

The Company determines its product category classification based on how the Company currently markets its products to its customers. The Company’s definition of its principal product categories may differ from the way in which other companies present similar information.

Deferred Revenue

Certain customer arrangements in the Company’s direct-to-consumer business, prepaid gift plans and gift card purchases, result in deferred revenues when cash payments are received in advance of performance. The Company recognizes revenue on its prepaid gift plans when control of each product is transferred to the customer. Performance obligations under the Company’s prepaid gift plans are satisfied within a period of twelve months or less. Gift cards issued by the Company do not have expiration dates. The Company records a liability for unredeemed gift cards at the time gift cards are sold and the liability is reduced when the card is redeemed, the value of the card is escheated to the appropriate government agency, or through breakage. Gift card breakage is estimated based on the Company’s historical redemption experience and expected trends in redemption patterns. Amounts recognized through breakage represent the portion of the gift card liability that is not subject to unclaimed property laws and for which the likelihood of redemption is remote. The Company recorded deferred revenues, reflected as accrued liabilities on the Company’s consolidated balance sheets, of $2,558 and $1,345 as of December 25, 2020 and December 27, 2019, respectively.

Right of Return

The Company’s standard terms and conditions provide customers with a right of return if the goods received are not merchantable. Customers are either issued a replacement order at no cost, or are issued a credit for the returned goods. The Company recorded a refund liability of $174 and $314 as of December 25, 2020 and December 27, 2019, respectively. Refund liabilities are reflected as accrued liabilities on the Company’s consolidated balance sheets. The Company recognized a corresponding asset of $107 and $194 as of December 25, 2020 and December 27, 2019, respectively, for its right to recover products from customers on settling its refund liabilities. This asset is reflected as inventories, net on the Company’s consolidated balance sheets.

Contract Costs

Sales commissions are expensed when incurred because the amortization period is one year or less. These costs are presented within selling, general and administrative expenses on the Company’s consolidated statements of operations.

Cost of Sales

The Company records cost of sales based upon the net purchase price paid for a product, including applicable freight charges incurred to deliver the product to the Company’s warehouse, and food processing costs. Food processing costs include but are not limited to direct labor and benefits, applicable overhead and depreciation of equipment and facilities used in food processing activities. Food processing costs included in cost of sales were $18,682, $19,785 and $18,131 for fiscal 2020, 2019 and 2018, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include facilities costs, product shipping and handling costs, warehouse costs, and other selling, general and administrative costs. Shipping and handling costs included in selling, general and administrative expenses were $78,152, $85,620 and $79,143 for fiscal 2020, 2019 and 2018, respectively.

Other Operating Expenses

Other operating expenses includes expenses primarily related to changes in the fair value of the Company’s earn-out liabilities, gains and losses on asset disposals, asset impairments and certain third-party deal costs incurred in connection with business acquisitions or financing arrangements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of less than three months to be cash equivalents. The Company periodically maintains balances at financial institutions which may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.
Accounts Receivable

Accounts receivable consist of trade receivables from customers and are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is determined based upon a number of specific criteria, such as whether a customer has filed for or been placed into bankruptcy, has had accounts referred to outside parties for collections or has had accounts significantly past due. The allowance also covers short paid invoices the Company deems to be uncollectable as well as a portion of trade accounts receivable balances projected to become uncollectable based upon historic patterns and macro-economic factors in existence as of the balance sheet date that may impact the food-away-from-home industry and/or its customers, and specifically, beginning in the first quarter of fiscal 2020, the impact of the Pandemic.

 Inventories

Inventories consist primarily of finished goods, food and related food products held for resale and are valued at the lower of cost or market. Our different entities record inventory using a mixture of first-in, first-out and average cost, which we believe approximates first-in, first-out. The Company adjusts inventory balances for excess and obsolete inventories to approximate their net realizable value.

Vendor Rebates and Other Promotional Incentives

The Company receives consideration and product purchase credits from certain vendors that the Company accounts for as a reduction of cost of sales. There are several types of cash consideration received from vendors. The purchase incentive is primarily in the form of a specified amount per pound or per case, or an amount for year-over-year growth. For the years ended December 25, 2020, December 27, 2019 and December 28, 2018, the recorded purchase incentives totaled approximately $12,678, $21,769 and $19,731, respectively.

Concentrations of Credit Risks

Financial instruments that subject the Company to concentrations of credit risk consist of cash, temporary cash investments and trade receivables. The Company’s policy is to deposit its cash and temporary cash investments with major financial institutions. The Company distributes its food and related products to a customer base that consists primarily of leading menu-driven independent restaurants, fine dining establishments, country clubs, hotels, caterers, culinary schools, bakeries, patisseries, chocolateries, cruise lines, casinos and specialty food stores. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial conditions. The Company generally does not require collateral. However, the Company, in certain instances, has obtained personal guarantees from certain customers. There is no significant balance with any individual customer.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term.

Leases

The Company leases various distribution centers, office facilities, vehicles and equipment. The Company determines if an arrangement contains a lease at contract inception. An arrangement is or contains a lease if the agreement identifies an asset, implicitly or explicitly, that the Company has the right to use over a period of time. If an arrangement contains a lease, the Company classifies the lease as either an operating lease or as a finance lease based on the five criteria defined in ASC 842.

Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. The corresponding right-of-use (“ROU”) asset is recognized for the same amount as the lease liability adjusted for any payments made at or before the commencement date, any lease incentives received, and any initial direct costs. The Company’s lease agreements may include options to renew, extend or terminate the lease. These clauses are included in the initial measurement of the lease liability when at lease commencement the Company is reasonably certain that it will exercise such options. The discount rate used is based on the Company’s incremental borrowing rate since the implicit rate in the Company’s leases is not readily determinable.

Operating lease expense is recognized on a straight-line basis over the lease term and presented within selling, general and administrative expenses on the Company’s consolidated statements of operations. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term. Interest expense on the finance lease liability is recognized using the effective interest rate method and is presented within interest expense on the Company’s consolidated statements of operations. Variable rent payments related to both operating and finance leases are expensed as incurred. The Company’s variable lease payments primarily consist of real estate taxes, maintenance and usage charges. The Company made an accounting policy election to combine lease and non-lease components (maintenance, taxes and insurance) when measuring lease liabilities for vehicle and equipment leases.

The Company has elected to exclude short-term leases from the recognition requirements of ASC 842. A lease is short-term if, at the commencement date, it has a term of less than or equal to one year. Lease expense related to short-term leases is recognized on a straight-line basis over the lease term.

Software Costs

The Company capitalizes certain computer software licenses and software implementation costs that are included in software costs in its consolidated balance sheets. These costs were incurred in connection with developing or obtaining computer software for internal use if it has a useful life in excess of one year, in accordance with Accounting Standards Codification (“ASC”) 350-40 “Internal-Use Software.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task that it previously did not perform. Internal use software is amortized on a straight-line basis over a three to seven year period. Capitalized costs include direct acquisitions as well as software and software development acquired under capitalized leases and internal labor where appropriate. Capitalized software purchases and related development costs, net of accumulated amortization, were $14,087 at December 25, 2020 and $15,203 at December 27, 2019.

Impairment of Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment in accordance with ASC 360-10-35-15, “Impairment or Disposal of Long-Lived Assets” which only requires testing whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any indicators are present, a recoverability test is performed by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If the net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), an additional step is performed that determines the fair value of the asset and the Company records an impairment, if any. The adverse impact to the Company’s customer base and market capitalization at the onset of the Pandemic were considered triggering events during the first quarter of fiscal 2020, and accordingly, the Company performed a long-lived asset recoverability test as of March 27, 2020 (more fully described in Note 9) the results of which indicated no impairment. The Company has not recorded any impairment of long-lived assets in fiscal 2020, 2019 or 2018.

Convertible Debt

The Company evaluates debt instruments with embedded conversion features in accordance with ASC 815 “Derivatives and Hedging” and ASC 470 “Debt” both of which provide several criteria that determine whether a conversion feature must be bifurcated from its debt host and accounted as a separate financial instrument. An entity is not required to bifurcate if the conversion feature is indexed to its own stock, meets all equity classification criteria and does not contain a beneficial conversion feature. The Company determined that bifurcation of its convertible debt instruments was not required and recognized the principal amount of these instruments as debt in its consolidated balance sheets.

Debt Issuance Costs

Certain up-front costs associated with the Company’s asset based loan facility are capitalized and included in other non-current assets in the Company’s consolidated balance sheets. The Company had $1,429 and $1,363 of such unamortized costs as of December 25, 2020 and December 27, 2019, respectively. Costs associated with the issuance of other debt instruments are capitalized and presented as a direct deduction from the carrying amount of the underlying debt liability. The Company had $7,172 and $9,207 of such unamortized costs as of December 25, 2020 and December 27, 2019, respectively. These costs are amortized over the terms of the related debt instruments by the effective interest rate method. Amortization of debt issuance costs was $3,426 for the fiscal year ended December 25, 2020, $2,168 for the fiscal year ended December 27, 2019 and $3,155 for the fiscal year ended December 28, 2018, inclusive of a $1,081 write-off of unamortized deferred financing fees as a result of the Company’s term loan debt repricing.

Business Combinations

The Company accounts for acquisitions in accordance with ASC 805 “Business Combinations.” Assets acquired and liabilities assumed are recorded in the accompanying consolidated balance sheets at their estimated fair values, as of the acquisition date. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred and presented in other operating expenses in the Company’s consolidated results of operations. Results of operations are included in the Company’s financial statements from the date of acquisition.

Intangible Assets

The intangible assets recorded by the Company consist of customer relationships, covenants not to compete and trademarks which are amortized over their useful lives on a schedule that approximates the pattern in which economic benefits of the intangible assets are consumed. Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If any indicators are present, a recoverability test is performed by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets’ useful lives based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. The adverse impact to the Company’s customer base and market capitalization at the onset of the Pandemic were considered triggering events during the first quarter of fiscal 2020, and accordingly, the Company performed a long-lived asset recoverability test as of March 27, 2020 (more fully described in Note 9) the results of which indicated no impairment.

During the fourth quarter of fiscal 2020, the Company recorded a $24,200 impairment charge, $17,545 net of tax, to write-down the value of its Del Monte and Bassian Farms trademarks. See Note 9 for more information. There have been no other events or changes in circumstances during fiscal 2020, 2019 or 2018, indicating that the carrying value of the Company’s finite-lived intangible assets are not recoverable.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of identifiable net assets acquired in accordance with ASC 350, “Intangibles-Goodwill and Other.” The Company’s business consists of three operating segments: East Coast, Midwest and West Coast and these operating segments represent our reporting units. The Company evaluates the recoverability of goodwill at each of its reporting units annually in the fourth quarter, or more frequently when circumstances indicate an impairment may have occurred. A goodwill impairment loss, if any, would be recognized for the amount by which a reporting unit’s carrying value exceeded its fair value. The Company has the option to evaluate goodwill impairment using a qualitative or quantitative analysis.

The adverse impact to the Company’s customer base and market capitalization at the onset of the Pandemic were considered triggering events during the first quarter of fiscal 2020, and accordingly, the Company performed an interim goodwill impairment test as of March 27, 2020 (more fully described in Note 9) the results of which indicated no impairment.

For its annual goodwill impairment test performed during the fourth quarter of fiscal 2020, the Company tested goodwill for impairment using a quantitative analysis. The Company estimated the fair value of its reporting units using an income approach and determined the fair value of its reporting units substantially exceeded their respective carry values. The Company’s income approach incorporates the use of a discounted cash flow methodology that involves many management assumptions that are based upon future growth projections which include estimates for the duration of the Pandemic’s impact on the Company’s customers. Assumptions include estimates of future revenue based upon budget projections and growth rates. The Company develops estimates of future levels of gross and operating profits and projected capital expenditures. This methodology includes the use of estimated discount rates based upon industry and competitor analysis as well as other factors. The Company also performed a reconciliation of its market capitalization and the estimate of the aggregate fair value of its reporting units, including consideration of a control premium.

For the fiscal year ended December 27, 2019, the Company assessed the recoverability of goodwill using a qualitative analysis and determined that it is more likely than not that the fair value of its reporting units exceeded their respective carry values. The qualitative analysis considered various factors including macroeconomic conditions, market conditions, industry trends, cost factors and financial performance, among others.

There have been no events or changes in circumstances during fiscal 2020, 2019 or 2018, indicating that goodwill may be impaired.

Employee Benefit Programs

The Company sponsors a defined contribution plan covering substantially all full-time employees (the “401(k) Plan”). The Company recognized expense related to the 401(k) Plan totaling $720, $1,268 and $1,097, respectively, for fiscal 2020, 2019 and 2018.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes.” Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse. The Company estimates its ability to recover deferred tax assets within the jurisdiction from which they arise. This evaluation considers several factors, including results of recent operations, future taxable income, scheduled reversal of deferred tax liabilities, and tax planning strategies. As of December 25, 2020 and December 27, 2019, the Company had valuation allowances of $2,261 and $907, respectively, relating to certain net operating losses that may not be realizable in the future based on taxable income forecasts and certain state net operating loss limitations.

The Company follows certain provisions of ASC 740, “Income Taxes” which established a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company evaluates uncertain tax positions, if any, by determining if it is more likely than not to be sustained upon examination by the tax authorities. The Company records uncertain tax positions when it is estimable and probable that such liabilities have been incurred. The Company, when required, will accrue interest and penalties related to income tax matters in income tax expense. The Company releases disproportionate tax effects from accumulated other comprehensive income as individual items are liquidated.

Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and environmental matters, as well as commitments under contractual and other commercial obligations. The Company recognizes liabilities for contingencies and commitments when a loss is probable and can be reasonably estimated.

Contingent Earn-out Liabilities

The Company accounts for contingent consideration relating to business combinations as a liability and an increase to goodwill at the date of the acquisition and continually remeasures the liability at each balance sheet date by recording changes in the fair value through the consolidated statements of operations. The Company determines the fair value of contingent consideration based on future operating projections under various potential scenarios, including the use of Monte Carlo simulations, and weighs the probability of these outcomes. The ultimate settlement of contingent earn-out liabilities relating to business combinations may be for amounts which are materially different from the amounts initially recorded and may cause volatility in the Company’s results of operations.

Stock-Based Compensation

The Company measures stock-based compensation at the grant date based on the fair value of the award. Restricted stock awards (“RSAs”) and performance share units are valued based on the fair value of the stock on the grant date. The related compensation expense is recognized over the service period on a straight-line basis and reduced by forfeitures when they occur. Compensation expense on performance share units reflects the estimated probable outcome at the end of the performance period. The fair value of stock options and RSAs with market conditions is determined based on a Monte Carlo simulation in order to simulate a range of possible future stock prices for the Company’s common stock. For awards subject to graded vesting, the Company ensures that the compensation expense recognized is at least equal to the vested portion of the award.

Self-Insurance Reserves

The Company maintains a self-insured group medical program. The program contains individual stop loss thresholds of $275 per incident and aggregate stop loss thresholds based upon the average number of employees enrolled in the program throughout the year. The amount in excess of the self-insured levels is fully insured by third party insurers. Liabilities associated with this program are estimated in part by considering historical claims experience and medical cost trends. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

The Company maintains an insurance program for its automobile liability and workers’ compensation insurance subject to deductibles or self-insured retentions of $500 per occurrence. The amounts in excess of the deductibles are fully insured by third party insurers. Liabilities associated with this program are estimated in part by considering historical claims experience and cost trends. Projections of future loss expenses are inherently uncertain because of the random nature of insurance claims occurrences and could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Assets and Liabilities Measured at Fair Value

The Company accounts for certain assets and liabilities at fair value. The Company categorizes each of its fair value measurements in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities include the following:
a)quoted prices for similar assets in active markets;
b)quoted prices for identical or similar assets in inactive markets;
c)inputs other than quoted prices that are observable for the asset; and
d)inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3 - Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.

Note 4 – Net Income per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Net (loss) income per share:
Basic	$(2.46)	$0.82	$0.71
Diluted	$(2.46)	$0.81	$0.70
Weighted average common shares:
Basic	33,716,157	29,532,342	28,703,265
Diluted	33,716,157	30,073,338	29,678,919

Reconciliation of net income per common share:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Numerator:
Net (loss) income	$(82,903)	$24,193	$20,402
Add effect of dilutive securities:
Interest on convertible notes, net of tax	—	207	362
Adjusted net (loss) income	$(82,903)	$24,400	$20,764
Denominator:
Weighted average basic common shares outstanding	33,716,157	29,532,342	28,703,265
Dilutive effect of stock options and unvested common shares	—	211,050	270,520
Dilutive effect of convertible notes	—	329,946	705,134
Weighted average diluted common shares outstanding	33,716,157	30,073,338	29,678,919

Potentially dilutive securities that have been excluded from the calculation of diluted net income per common share because the effect is anti-dilutive are as follows:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Restricted share awards	505,568	132,861	42
Stock options	115,639	—	—
Convertible notes	3,484,788	76,384	—

Note 5 – Fair Value Measurements

Assets and Liabilities Measured at Fair Value

The Company’s contingent earn-out liabilities are measured at fair value. These liabilities were estimated using Level 3 inputs. The fair value of contingent consideration was determined based on a probability-based approach which includes projected results, percentage probability of occurrence and the application of a discount rate to present value the payments. A significant change in projected results, discount rate, or probabilities of occurrence could result in a significantly higher or lower fair value measurement. The Pandemic’s impact on the Company’s revenue growth and profitability resulted in a significant reduction in the fair value of its contingent earn-out liabilities. The Company the value of Changes in the fair value of contingent earn-out liabilities are reflected in other operating expenses on the Company’s consolidated statements of operations.

The following table presents the changes in Level 3 contingent earn-out liabilities:

	Del Monte	Fells Point	Bassian	Sid Wainer	Other Acquisitions	Total
Balance December 28, 2018	$—	$3,649	$—	$—	$1,441	$5,090
Acquisition value	—	—	7,450	—	479	7,929
Cash payments	(200)	(3,000)	—	—	(1,000)	(4,200)
Changes in fair value	200	3,895	507	—	1,277	5,879
Balance December 27, 2019	—	4,544	7,957	—	2,197	14,698
Acquisition value	—	—	—	2,081	1,383	3,464
Cash payments	—	—	(2,250)	—	(1,677)	(3,927)
Changes in fair value	—	(4,544)	(4,631)	(1,570)	(734)	(11,479)
Balance December 25, 2020	$—	$—	$1,076	$511	$1,169	$2,756

In May 2019, the Company fully settled its Del Monte earn-out liability for $200. The long-term portion of contingent earn-out liabilities was $2,556 and $7,957 as of December 25, 2020 and December 27, 2019, respectively, and are reflected as other liabilities and deferred credits on the Company’s consolidated balance sheets. The remaining short-term portion of earn-out liabilities are reflected as accrued liabilities on the Company’s consolidated balance sheets. Contingent earn-out liability payments in excess of the acquisition date fair value of the underlying contingent earn-out liability are classified as operating activities on the Company’s consolidated statements of cash flows and all other such payments are classified as financing activities.

Fair Value of Financial Instruments

 The carrying amounts reported in the Company’s consolidated balance sheets for accounts receivable and accounts payable approximate fair value due to the immediate to short-term nature of these financial instruments. The fair values of the asset based loan facility and term loan approximated their book values as of December 25, 2020 and December 27, 2019 as these instruments had variable interest rates that reflected current market rates available to the Company.

The following table presents the carrying value and fair value of the Company’s convertible notes (more fully described in Note 10). In estimating the fair value of its convertible notes, the Company utilized Level 3 inputs including prevailing market interest rates to estimate the debt portion of the instrument and a Black Scholes valuation model to estimate the fair value of the conversion options. The Black Scholes model utilizes the market price of the Company’s common stock, estimates of the stock’s volatility and the prevailing risk free interest rate in calculating the fair value estimates.

	December 25, 2020		December 27, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible Senior Notes	$150,000	$163,204	$150,000	$165,000
Convertible Unsecured Note	$4,000	$4,290	$4,000	$4,282

Note 6 – Acquisitions

Sid Wainer

On January 27, 2020, pursuant to an asset purchase agreement, the Company acquired substantially all of the assets, including certain real-estate assets, of Sid Wainer & Son (“Sid Wainer”), a specialty food and produce distributor in New England. The final purchase price was approximately $44,081, consisting of $46,450 paid in cash at closing, partially offset by a $2,369 net working capital true-up. The Company will also pay additional contingent consideration, if earned, in the form of an earn-out amount which could total $4,000 over a two-year period. The payment of the earn-out liability is subject to the successful achievement of certain gross profit targets. The Company estimated the fair value of this contingent earn-out liability to be $511 and $2,081 as of December 25, 2020 and January 27, 2020, respectively.

Trademarks were valued at fair value using Level 3 inputs and are being amortized over 15 years. Goodwill for the Sid Wainer acquisition will be amortized over 15 years for tax purposes. The goodwill recorded primarily reflects the value of acquiring an established specialty food and produce distributor to leverage the Company’s existing products in the markets served by Sid Wainer, to supply Sid Wainer’s produce offerings to the Company’s metro New York market and any intangible assets that do not qualify for separate recognition. The Company reflected net sales of $89,638 and an operating loss of $9,598 for the fifty-two weeks ended December 25, 2020 in its consolidated statement of operations related to the Sid Wainer acquisition.

The table below presents unaudited pro forma consolidated income statement information of the Company as if the Sid Wainer acquisition had occurred on December 29, 2018. The pro forma results were prepared from financial information obtained from the sellers of the business, as well as information obtained during the due diligence process associated with the acquisition. The pro forma information is not necessarily indicative of the Company’s results of operations had the acquisition been completed on the above date, nor is it necessarily indicative of the Company’s future results. The pro forma information does not reflect any cost savings from operating efficiencies or synergies that could result from the acquisition, any incremental costs for Sid Wainer transitioning to become a public company, and also does not reflect additional revenue opportunities following the acquisition. The pro forma information reflects amortization and depreciation of the Sid Wainer acquisition at their respective fair values.

	Fiscal Years Ended
	December 25, 2020	December 27, 2019
Net sales	$1,124,409	$1,814,304
(Loss) income before income taxes	$(124,611)	$34,445

Bassian

On February 25, 2019, pursuant to an asset purchase agreement, the Company acquired substantially all of the assets of Bassian Farms, Inc. and certain affiliated entities (“Bassian”), a specialty center-of-the-plate distributor based in northern California. The aggregate purchase price for the transaction was approximately $31,777, including $27,990 paid in cash at closing and the issuance of a $4,000 unsecured convertible note, partially offset by the settlement of a net working capital true-up. The Company will also pay additional contingent consideration, if earned, in the form of an earn-out amount which could total $9,000 over a four-year period. The payment of the contingent earn-out liability is subject to the successful achievement of certain gross profit targets.

Customer relationships, non-compete agreements and trademarks are valued at fair value using Level 3 inputs and are being amortized over 15, 5 and 10 years, respectively. Goodwill for the Bassian acquisition is being amortized over 15 years for tax purposes. The goodwill recorded primarily reflects the value of acquiring an established center-of-the-plate distributor to grow the Company's center-of-the-plate product category in the West Coast region, as well as any intangible assets that do not qualify for separate recognition.
The table below sets forth the purchase price allocation of these and other acquisitions:

	Sid Wainer	Bassian	Other Acquisitions
Current assets	$22,960	$6,657	$6,795
Customer relationships	—	15,530	6,638
Trademarks	3,500	4,610	700
Non-compete agreements	—	1,000	—
Goodwill	11,571	13,065	5,892
Fixed assets	19,425	856	308
Other assets	—	10	—
Right-of-use assets	8,259	—	1,019
Lease liabilities	(8,259)	—	(1,019)
Current liabilities	(11,294)	(2,501)	(1,300)
Earn-out liability	(2,081)	(7,450)	(1,383)
Other long-term liabilities	—	—	(499)
Total consideration	$44,081	$31,777	$17,151

The Company recognized professional fees of $435 and $235 in other operating expenses related to acquisitions in fiscal 2020 and 2019, respectively. During the years ended December 25, 2020 and December 27, 2019, the Company also paid approximately $16,851 and $300, respectively, on other strategic acquisitions.

Note 7 – Inventories

Inventories consist primarily of finished product. Our entities record inventory using a mixture of first-in, first-out and average cost, which we believe approximates first-in, first-out. Inventory is reflected net of adjustments for shrinkage, excess and obsolescence totaling $9,013 and $1,937 at December 25, 2020 and December 27, 2019, respectively.

Note 8 – Equipment, Leasehold Improvements and Software

Equipment, leasehold improvements and software as of December 25, 2020 and December 27, 2019 consisted of the following:

	Useful Lives	December 25, 2020	December 27, 2019
Land	Indefinite	$5,020	$1,170
Buildings	20 years	15,685	1,360
Machinery and equipment	5 - 10 years	24,900	21,718
Computers, data processing and other equipment	3 - 7 years	14,207	12,686
Software	3 - 7 years	33,063	29,305
Leasehold improvements	1- 40 years	68,747	70,903
Furniture and fixtures	7 years	3,412	3,309
Vehicles	5 - 7 years	21,873	6,410
Other	7 years	88	95
Construction-in-process		8,115	9,200
		195,110	156,156
Less: accumulated depreciation and amortization		(79,662)	(63,310)
Equipment, leasehold improvements and software, net		$115,448	$92,846

Construction-in-process at December 25, 2020 and at December 27, 2019 related primarily to the implementation of the Company’s Enterprise Resource Planning (“ERP”) system. The rollout of its ERP system will continue through fiscal 2021. The net book value of equipment financed under finance leases at December 25, 2020 and December 27, 2019 was $14,705 and $3,905, respectively. No interest expense was capitalized during the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018.

The components of depreciation and amortization expense were as follows:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Depreciation expense	$14,984	$9,535	$7,142
Software amortization	$4,790	$3,793	$3,154

Note 9 – Goodwill and Other Intangible Assets

The Pandemic has had a material impact on the Company’s customers. In an effort to limit the spread of the virus, federal, state and local governments implemented measures that resulted in the temporary closure of non-essential businesses in many of the markets the Company serves, which forced its customers in those markets to either transition their establishments to take-out service, delivery service or temporarily cease operations. Beginning in mid-March, these actions led to a significant decrease in demand for the Company’s products. The adverse impact to the Company’s customer base and market capitalization at the onset of the Pandemic were considered triggering events during the first quarter of fiscal 2020, and accordingly, the Company performed interim goodwill and long-lived asset quantitative impairment tests as of March 27, 2020.

Interim Goodwill Impairment Test

The Company estimated the fair value of its reporting units using an income approach that incorporates the use of a discounted cash flow model that involves many management assumptions that are based upon future growth projections which include estimates of the Pandemic’s impact on our business. Assumptions include estimates of future revenues, growth rates which include estimates for the duration of the Pandemic’s impact on the Company’s customers, estimates of future levels of gross profit and operating profit, projected capital expenditures and discount rates based upon industry and competitor analyses. On the basis of these assumptions, the Company determined that the fair values of its reporting units exceeded the net carry values of their assets and liabilities. As such, goodwill was not impaired as of March 27, 2020.

Interim Long-lived Impairment Test

Long-lived assets, including other intangible assets, were tested for recoverability at the asset group level. The Company estimated the net undiscounted cash flows expected to be generated from the asset group over the expected useful of the asset group’s primary asset. Key assumptions include future revenues, growth rates, estimates of future levels of gross profit and operating profit and projected capital expenditures necessary to maintain the operating capacity of each asset group. On the basis of these assumptions, the Company determined that the undiscounted cash flows for each of the Company’s asset groups exceeded their respective carry values and therefore long-lived assets were not impaired as of March 27, 2020.

During the fourth quarter of fiscal 2020, the Company performed its annual goodwill impairment test, the results of which indicated that fair values of its reporting units exceeded their respective net carry values and as such goodwill was not impaired.

Also during the fourth quarter of fiscal 2020, the Company committed to a plan to shift its brand strategy to leverage its Allen Brothers brand in its west coast region and determined its Del Monte, Ports Seafood and Bassian Farms trademarks did not fit the Company’s long-term strategic objectives. This brand transition is planned to begin in the second quarter of fiscal 2021. The Company assessed these trademarks for impairment and used the relief of royalty method to determine fair value. Significant assumptions used include future sales forecasts, royalty rates and discount rates. As a result of the assessment, the Company recorded a $24,200 impairment charge, $17,545 net of tax, to write-down the value of its Del Monte and Bassian Farms trademarks. There were no other triggering events during fiscal 2020 that would require the Company to test the recoverability of its long-lived assets.

The impacts of the Pandemic on the Company’s business are uncertain and will depend on future developments, and as such, it is possible that another triggering event could occur that under certain circumstances could cause the Company to recognize an impairment charge in the future.

The changes in the carrying amount of goodwill are presented as follows:

Carrying amount as of December 28, 2018	$184,280
Acquisitions	13,424
Foreign currency translation	39
Carrying amount as of December 27, 2019	197,743
Acquisitions	17,104
Foreign currency translation	17
Carrying amount as of December 25, 2020	$214,864

Other intangible assets as of December 25, 2020 and December 27, 2019 consisted of the following:

	Weighted Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount
December 25, 2020
Customer relationships	128 months	$141,679	$(55,135)	$86,544
Non-compete agreements	37 months	8,579	(7,752)	827
Trademarks	209 months	44,520	(20,174)	24,346
Total		$194,778	$(83,061)	$111,717
December 27, 2019
Customer relationships	134 months	$135,226	$(45,454)	$89,772
Non-compete agreements	49 months	8,579	(7,479)	1,100
Trademarks	193 months	64,505	(16,626)	47,879
Total		$208,310	$(69,559)	$138,751

Amortization expense for other intangibles was $13,502, $12,663 and $11,910 for the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018, respectively.

As of December 25, 2020, estimated amortization expense for other intangible assets for each of the next five fiscal years and thereafter is as follows:

2021	$12,163
2022	10,901
2023	9,872
2024	9,528
2025	9,369
Thereafter	59,884
Total	$111,717

Note 10 – Debt Obligations

Debt obligations as of December 25, 2020 and December 27, 2019 consisted of the following:

	December 25, 2020	December 27, 2019
Senior secured term loan	$201,553	$238,129
Convertible senior notes	150,000	150,000
Asset-based loan facility	40,000	—
Finance lease and other financing obligations	15,798	3,905
Convertible unsecured note	4,000	4,000
Deferred finance fees and original issue discount	(7,172)	(9,207)
Total debt obligations	404,179	386,827
Less: current installments	(6,095)	(721)
Total debt obligations excluding current installments	$398,084	$386,106

Maturities of the Company’s debt, excluding finance leases, for each of the next five years and thereafter at December 25, 2020 are as follows:

2021	$1,712
2022	72,878
2023	5,712
2024	151,712
2025	163,539
Thereafter	—
Total	$395,553

Senior Secured Term Loan Credit Facility

On June 22, 2016, the Company refinanced its debt structure by entering into a credit agreement (the “Term Loan Credit Agreement”) with a group of lenders for which Jefferies Finance LLC acts as administrative agent and collateral agent. The Term Loan Credit Agreement provides for a senior secured term loan B facility (the “Term Loan Facility”) in an aggregate amount of $305,000 (the loans outstanding under the Term Loan Facility, the “Term Loans”) maturing on June 22, 2022. Additionally, the Term Loan Facility includes an accordion which permits the Company to request that the lenders extend additional Term Loans in an aggregate principal amount of up to $50,000 (less the aggregate amount of certain indebtedness incurred to finance acquisitions) plus an unlimited amount subject to the Company’s Total Leverage Ratio not exceeding 4.90:1.00 on a pro forma basis. Borrowings were used to repay the Company’s senior secured notes, as well as the prior term loan and revolving credit facility. Remaining funds were used for capital expenditures, permitted acquisitions, working capital and general corporate purposes of the Company.

On December 13, 2017, the Company completed a repricing of the Term Loan Facility to reduce Applicable Rate (as defined in the Term Loan Credit Agreement) from 475 basis points to 400 basis points over the London Inter-bank Offered Rate (“LIBOR”). In connection with the repricing, the Company paid debt financing costs of $761 which were capitalized as deferred financing charges.

On July 6, 2018, the Company made a $47,100 prepayment and was no longer required to make quarterly amortization payments on the Term Loans. On November 16, 2018, the Company completed a repricing of the Term Loan Facility to reduce the Applicable Rate from 400 basis points to 350 basis points over LIBOR. In connection with the repricing, the Company paid debt financing costs of $626 which were capitalized as deferred financing charges. The Company wrote off unamortized deferred financing fees of $1,081 as a result of this repricing.

On June 8, 2020, the Company entered into a sixth amendment (the “Sixth Amendment”) to its Term Loan Credit Agreement. Upon the consent of the lenders, the Sixth Amendment converted a portion of the term loans then outstanding of $238,129 (the “Term Loans”) into a new tranche of term loans (the “2025 Tranche”) which among other things extended the maturity date by three years and increased the fixed-rate portion of interest charged by 200 basis points. The portion of the Term Loans that did not convert (the “2022 Tranche”) retained the maturity date and interest rate in effect prior to the Sixth Amendment. The Company made a prepayment of $35,719 on the 2025 Tranche immediately after it was established.
The following table summarizes the key terms of the Term Loans as of December 25, 2020:

Term Loans	Principal Outstanding	Interest Rate	Maturity Date	Scheduled Principal Payments
2022 Tranche	$31,166	LIBOR + 3.5%	June 22, 2022	none
2025 Tranche	$170,387	LIBOR + 5.5%	June 22, 2025	0.25% per quarter

The 2025 Tranche has a springing maturity date of June 22, 2024 if, as of that date, the Company’s 1.875% convertible senior notes maturing on December 1, 2024 have not been repaid or refinanced by debt having a maturity date on or after December 23, 2025. The Sixth Amendment was accounted for as a debt modification. The Company incurred lender fees of $856 which were capitalized as debt issuance costs. Third-party transaction costs of $1,233 were expensed as incurred.

The Sixth Amendment introduced a minimum liquidity covenant which requires the Company to maintain at least $35,000 of liquidity as of the last day of any fiscal quarter where EBITDA, as defined in the Credit Agreement, is less than $10,000. The Company had minimum liquidity, as defined in the Credit Agreement, of $248,852 as of December 25, 2020.

The interest charged on the Term Loans, will be equal to a spread plus, at the Company’s option, either the Base Rate (as defined in the Term Loan Credit Agreement) or LIBOR for one, two, three, six or (if consented to by the lenders) twelve-month interest periods chosen by the Company. The weighted average interest rate on the Term Loans at December 25, 2020 was 5.3%.

The Term Loan Facility contains affirmative covenants, negative covenants and events of default customary for a term loan B facility of this type, as more particularly described in the Term Loan Credit Agreement. As of December 25, 2020, the Company was in compliance with all debt covenants under the Term Loan Credit Agreement.

Asset-Based Loan Facility

On June 29, 2018, the Company entered into a credit agreement (the “ABL Credit Agreement”) with a group of lenders for which BMO Harris Bank, N.A. acts as administrative agent. The ABL Credit Agreement provides for an asset-based loan facility (the “ABL”) in the aggregate amount of up to $150,000. Borrowings under the ABL will be used, and are expected to be used, for capital expenditures, permitted acquisitions, working capital and general corporate purposes of the Company. Availability under the ABL will be limited to a borrowing base equal to the lesser of: (i) the aggregate amount of commitments or (ii) the sum of specified percentages of eligible receivables and eligible inventory, minus certain availability reserves. The co-borrowers under the ABL are entitled on one or more occasions, subject to the satisfaction of certain conditions, to request an increase in the commitments under the ABL in an aggregate principal amount of up to $25,000. The ABL matures on the earlier of June 29, 2023 and 90 days prior to the maturity date of the Company’s Term Loan Facility. The Company incurred transaction costs of $877 which were capitalized as deferred financing fees to be amortized over the term of the ABL.

The interest rate charged on borrowing under the ABL is equal to a spread plus, at the Company’s option, either the Base Rate (as defined in the ABL Credit Agreement) or LIBOR (except for swingline loans) for one, two, three, six or (if consented to by the lenders) twelve-month, interest periods chosen by the Company. The Company will pay certain recurring fees with respect to the ABL, including fees on unused lender commitments. The interest rate on the ABL at December 25, 2020 was 1.9%.

The ABL Credit Agreement contains customary affirmative covenants, negative covenants and events of default as more particularly described in the ABL Credit Agreement. The Company is required to comply with a minimum consolidated fixed charge coverage ratio of 1:1 if the amount of availability under the ABL falls below $10,000 or 10% of the borrowing base.

As of December 25, 2020, the Company was in compliance with all debt covenants and the Company had reserved $20,141 of the ABL for the issuance of letters of credit. As of December 25, 2020, funds totaling $50,282 were available for borrowing under the ABL.

Convertible Senior Notes

On November 22, 2019, the Company issued $150,000 aggregate principal amount of 1.875% Convertible Senior Notes (the “Senior Notes”). The Senior Notes were issued pursuant to an indenture, dated as of November 22, 2019 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee. Approximately $43,225 of the net proceeds were used to repay all outstanding borrowings under the ABL and the Company intends to use the remainder for working capital and general corporate purposes, which may include future acquisitions. The Company incurred transaction costs of approximately $5,082 which were capitalized as deferred financing fees to be amortized over the term of the Senior Notes.

The Senior Notes bear interest of 1.875% per annum payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2020. At any time before the close of business on the scheduled trading day immediately before the maturity date, the Senior Notes will be convertible at the option of holders into shares of the Company’s common stock, together with cash in lieu of any fractional share, at an initial conversion price of approximately $44.20 per share. The conversion price is subject to adjustments upon the occurrence of certain events. The Senior Notes will mature on December 1, 2024, unless earlier converted or repurchased in accordance with their terms.

The Company may not redeem the Senior Notes at its option prior to maturity. In addition, if the Company undergoes a fundamental change, as described in the Indenture, holders may require the Company to repurchase for cash all or part of their Senior Notes at a repurchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the required repurchase date.

Convertible Unsecured Note

On February 25, 2019, the Company issued a $4,000 convertible unsecured note (the “Unsecured Note”), maturing on June 29, 2023, to Bassian Farms, Inc. (the “Holder”) as partial consideration in the Bassian acquisition. The interest rate charged on the Unsecured Note is 4.5% per annum and increases to 5.0% after the two-year anniversary of the closing date. The Company may, in certain instances beginning eighteen months after issuance of the Unsecured Note, redeem the Unsecured Note in whole or in part for cash or convert the Unsecured Note into shares of the Company’s common stock at the conversion price of $43.93 per share. After the two-year anniversary of the closing date, the Holder may convert the Unsecured Note into shares of the Company’s common stock at the conversion price. Upon a change of control event, the Holder may convert the Unsecured Note into shares of the Company’s common stock at the conversion price or redeem the Unsecured Note for cash.

Note 11 – Stockholders’ Equity

Preferred Stock Purchase Rights

On March 22, 2020, the Company’s board of directors approved a limited duration Preferred Stock Purchase Rights Agreement (the “Rights Agreement”). Under the Rights Agreement, the board of directors approved a dividend of one preferred share purchase right (a “Right”) for each share outstanding share of the Company’s common stock to purchase one one-thousandth of a share of Series A Preferred Stock of the Company at a price of $40.00 per Unit of Preferred Stock, subject to adjustment as provided in the Rights Agreement. The Rights will expire on March 21, 2021, unless the Rights are earlier redeemed or exchanged by the Company or upon the occurrence of certain transactions.

Public Common Stock Offering

On May 14, 2020, the Company completed a public offering of 5,769,231 shares of its common stock at a price of $13.00 per share to the underwriters, to be reoffered by the underwriters at variable prices per share, which resulted in net proceeds of approximately $74,691 after deducting underwriters’ fees, commissions and transaction expenses. In addition, the Company granted a 30-day option to purchase up to an additional 865,384 shares of its common stock at a price of $13.00 per share to the underwriters, to be reoffered by the underwriters at variable prices per share. The option was fully exercised on June 2, 2020 and resulted in additional proceeds of $11,250.

Conversion of Convertible Subordinated Notes

On July 25, 2018, the holders of the $36,750 principal amount of convertible subordinated notes that were issued in connection with the Company’s acquisition of Del Monte Capitol Meat Company converted these notes and related accrued interest of $265 into 1,246,272 shares of the Company’s common stock.

Equity Incentive Plan

On May 17, 2019, the Company’s stockholders approved the 2019 Omnibus Equity Incentive Plan (the “2019 Plan”). Concurrently, the 2011 Omnibus Equity Incentive Plan (the “2011 Plan”) was terminated and any shares remaining available for new grants under the 2011 Plan share reserve were extinguished. The purpose of the 2019 Plan is to promote the interests of the Company and its stockholders by (i) attracting and retaining key officers, employees and directors of, and consultants to, the Company and its Subsidiaries and Affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling such individuals to participate in the long-term growth and financial success of the Company; (iv) encouraging ownership of stock in the Company by such individuals; and (v) linking their compensation to the long-term interests of the Company and its stockholders.

The 2019 Plan is administered by the Compensation and Human Capital Committee (the “Committee”) of the Board of Directors and allows for the issuance of stock options, stock appreciation rights (“SARs”), RSAs, restricted share units, performance awards, or other stock-based awards. Stock option exercise prices are fixed by the Committee but shall not be less than the fair market value of a common share on the date of the grant of the option, except in the case of substitute awards. Similarly, the grant price of an SAR may not be less than the fair market value of a common share on the date of the grant. The Committee will determine the expiration date of each stock option and SAR, but in no case shall the stock option or SAR be exercisable after the expiration of 10 years from the date of the grant. The 2019 Plan provides for 2,600,000 shares available for grant. As of December 25, 2020, there were 1,562,724 shares available for grant.

Stock compensation expense was $9,292, $4,399 and $4,094 for the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018, respectively. The related tax benefit for stock-based compensation was $133, $883 and $864 for the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018, respectively.

The following table reflects the activity of RSAs during the fiscal year ended December 25, 2020:

	Time-based		Performance-based		Market-based
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested at December 27, 2019	286,917	$29.94	426,740	$26.01	26,952	$30.16
Granted	799,371	13.91	187,806	30.85	30,318	27.70
Vested	(167,883)	27.88	(144,556)	20.36	—	—
Forfeited	(17,087)	28.73	(469,990)	30.35	(30,318)	27.70
Unvested at December 25, 2020	901,318	$16.14	—	$—	26,952	$30.16

The fair value of RSAs vested during the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018, was $8,109, $3,742 and $2,936, respectively.

These awards are a mix of time-, market- and performance-based grants awarded to key employees and non-employee directors that generally vest over a range of periods up to four-years. The market- and performance-based RSAs generally cliff vest, if at all, after the conclusion of a three-year performance period and vesting is subject to the award recipient’s continued service to the Company as of the vesting date. The number of performance-based RSAs that ultimately vest is based on the Company’s attainment of certain profitability and return on invested capital targets.

During fiscal 2019, the Company awarded market-based RSAs that vest based on the Company’s attainment of an average closing trade price of the Company’s common stock of $39.86 per share, based on an average of 20 consecutive trading days. The grant date fair value of these market-based performance awards was determined using a Monte Carlo simulation in order to simulate a range of possible future stock prices. Key assumptions used included a risk-free interest rate of 2.2% and expected volatility of 44.6%.

During the fourth quarter of fiscal 2020, the Company modified its 2018 performance-awards and certain 2018 time-based awards such that they vested on December 17, 2020. The modifications affected seventeen employees and resulted in incremental stock compensation expense of $1,999. Concurrent with these modifications, the Company also cancelled its 2020 and 2019 performance-based awards and its 2020 market-based equity awards.

At December 25, 2020, the total unrecognized compensation cost for the Company’s unvested RSAs was $9,523 to be recognized over a weighted-average period of approximately 1.9 years. Of this total, $9,180 related to RSAs with time-based vesting provisions to be recognized over a weighted average period of 1.9 years and $343 related to RSAs with performance- or market-based vesting provisions to be recognized over a weighted average period of 1.5 years.

The following table summarizes stock option activity during the fiscal year ended December 25, 2020:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (in years)
Outstanding December 27, 2019	115,639	$20.23	$2,051	6.2
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding December 25, 2020	115,639	$20.23	$423	5.2
Exercisable at December 25, 2020	115,639	20.23	$423	5.2

The Company issues new shares upon the exercise of stock options. The Company recognized expense of zero, $114 and $601 on stock options during the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018, respectively. These awards fully vested during fiscal 2019. No compensation expense related to the Company’s RSAs or stock options has been capitalized.

Note 12 – Leases

 The components of net lease cost for the fiscal year ended December 25, 2020 and December 27, 2019 were as follows:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019
Operating lease cost	$27,521	$27,415
Finance lease cost:
Amortization of right-of-use asset	4,166	308
Interest expense on lease liabilities	552	96
Total finance lease cost	$4,718	$404
Short-term lease cost	2,475	2,143
Variable lease cost	1,990	2,707
Sublease income	(96)	(514)
Total lease cost, net	$36,608	$32,155

Total rent expense for operating leases for the fiscal years ended December 28, 2018 was $29,202. Total depreciation expense for finance leases for the fiscal years ended December 28, 2018 was $52.

The maturities of the Company’s lease liabilities for each of the next five fiscal years and thereafter at December 25, 2020 were as follows:

	Operating Leases				Finance Leases
	Related Party Real Estate	Third Party Real Estate	Vehicles and Equipment	Total	Vehicles and Equipment
2021	$499	$14,118	$9,925	$24,542	$4,905
2022	509	13,518	8,160	22,187	3,814
2023	387	12,462	5,751	18,600	2,942
2024	—	11,418	2,190	13,608	2,411
2025	—	10,457	1,039	11,496	1,880
Thereafter	—	87,307	—	87,307	1,307
Total	$1,395	$149,280	$27,065	$177,740	$17,259
Less interest				(51,440)	(1,461)
Present value				$126,300	$15,798

Supplemental balance sheet information related to finance leases was as follows:

	Balance Sheet Location	December 25, 2020	December 27, 2019
Short-term finance lease liabilities	Current portion of long-term debt	$4,383	$721
Long-term finance lease liabilities	Long-term debt, net of current portion	$11,415	$3,184

At December 25, 2020, the weighted-average lease term for operating and finance leases was 10.3 years and 4.5 years, respectively. At December 25, 2020, the weighted-average discount rate for operating and finance leases was 6.3% and 3.7%, respectively.

As of December 25, 2020, the Company is contractually obligated to make payments of approximately $30,174, related to a distribution facility that has not commenced. Accordingly, the Company has not recognized ROU assets or lease liabilities associated with this lease.

Note 13 – Income Taxes

In response to the Pandemic, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law on March 27, 2020. The legislation provides temporary changes to the extent to which companies can carryback net operating losses, changes to interest expense deduction limitations, raised the corporate charitable contribution deduction limitation to 25% of taxable income and other tax relief provisions. In December 2020 the Consolidated Appropriations Act, 2021, was signed into law, however, its provisions did not have a material impact on the Company.

The Company’s effective income tax rate was 32.9% and 25.3% for the fifty-two weeks ended December 25, 2020 and December 27, 2019, respectively. The higher effective tax rate in the current fiscal year is primarily related to the Company’s current net loss forecast for fiscal 2020 which, under the CARES Act, allows the Company to claim Federal tax refunds against prior year taxes paid, including taxes paid in fiscal 2015 and 2017, both of which were at statutory tax rates of 35%. The Company’s income tax provision reflects the impact of an expected income tax refund receivable of $21,250 as of December 25, 2020 which is reflected in prepaid expenses and other current assets on the Company’s consolidated balance sheet.

The provision for income taxes consists of the following:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Current income tax (benefit) expense:
Federal	$(21,877)	$4,003	$2,945
State	(408)	2,144	1,943
Total current income tax (benefit) expense	(22,285)	6,147	4,888
Deferred income tax (benefit) expense:
Federal	(10,740)	1,617	2,363
Foreign	50	17	(472)
State	(7,728)	429	663
Total deferred income tax (benefit) expense	(18,418)	2,063	2,554
Total income tax (benefit) expense	$(40,703)	$8,210	$7,442

Income tax (benefit) expense differed from amounts computed using the statutory federal income tax rate due to the following reasons:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Statutory U.S. Federal tax	$(25,957)	$6,805	$5,847
Differences due to:
State and local taxes, net of federal benefit	(6,414)	2,078	1,906
Change in valuation allowance	1,354	95	523
Changes in tax rates	24	(95)	(432)
Federal NOL rate differential	(5,212)	—	—
Stock compensation	(102)	(676)	(197)
Other	(4,396)	3	(205)
Income tax (benefit) expense	$(40,703)	$8,210	$7,442

Deferred tax assets and liabilities at December 25, 2020 and December 27, 2019 consist of the following:

	December 25, 2020	December 27, 2019
Deferred tax assets:
Receivables and inventory	$10,944	$4,468
Self-insurance reserves	2,210	1,957
Net operating loss carryforwards	15,413	1,393
Debt discount and interest	3,093	—
Stock compensation	1,686	1,894
Charitable contribution carryforward	3,166	368
Operating lease liabilities	34,460	37,740
Other	1,307	414
Total deferred tax assets	72,279	48,234
Deferred tax liabilities:
Property & equipment	(11,289)	(5,218)
Goodwill and intangible assets	(17,709)	(15,192)
Prepaid expenses and other	(2,071)	(2,905)
Operating lease right-of-use assets	(31,414)	(34,895)
Total deferred tax liabilities	(62,483)	(58,210)
Valuation allowance	(2,261)	(907)
Total net deferred tax asset (liability)	$7,535	$(10,883)

The deferred tax provision results from the effects of net changes during the year in deferred tax assets and liabilities arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company files income tax returns in the U.S. Federal and various state and local jurisdictions as well as the Canadian Federal and provincial districts. For Federal income tax purposes, the 2017 through 2020 tax years remain open for examination by the tax authorities under the normal three-year statute of limitations and the fact that we have not yet filed our tax return for 2020. For state tax purposes, the 2016 through 2020 tax years remain open for examination by the tax authorities under a four-year statute of limitations. The Company records interest and penalties, if any, in income tax expense.

The Company considered all available positive and negative evidence to determine if based on the weight of such evidence, a valuation allowance is needed. At December 25, 2020, the Company had a valuation allowance of $2,261, which consisted of $892 and $1,369 against foreign and certain state net operating loss carryforwards, respectively, as they are not expected to be fully realizable in the future. Despite the loss for the year ended December 25, 2020 as a direct impact of the Pandemic, the Company considered the substantial amount of taxable income available in carryback years under applicable tax law, strong history of earnings, no history of tax attributes expiring before utilization, reversing taxable temporary differences scheduled to reverse within the reversal period of the respective deferred tax assets, the long term and indefinite nature of tax attributes on hand, and forecasts of future taxable income in determining a valuation allowance is not needed on the remaining deferred tax assets. However, the impacts of the Pandemic on the Company’s business are uncertain and will depend on future developments, and as such, it is possible that under certain circumstances the Company may be required to recognize a valuation allowance in the future.
The Company’s Canada net operating loss carryforward of $1,139 expires at various dates between fiscal 2038 and 2040. The Company’s state net operating loss carryforwards of $7,082 expire at various dates, the earliest of which expire in fiscal 2023 while others are indefinite-lived. The Company’s federal net operating loss carry forward of $7,192 is indefinite-lived and its charitable contributions carry forward expires in fiscal 2025.

The Company’s foreign subsidiaries had operating (loss) income before income taxes as follows:

	Fiscal Year Ended
	December 25, 2020	December 27, 2019	December 28, 2018
Foreign subsidiaries operating (loss) income before income taxes	$(4,231)	$18	$(3,223)

The Company is permanently reinvesting the earnings of it’s foreign operations which are disregarded for US tax purposes. In addition, the US tax consequences and foreign withholding taxes on any future remittances are immaterial.

As of December 25, 2020 and December 27, 2019, the Company did not have any material uncertain tax positions.

Note 14 – Supplemental Disclosures of Cash Flow Information

	December 25, 2020	December 27, 2019	December 28, 2018
Cash paid for income taxes, net of cash received	$308	$6,046	$4,825
Cash paid for interest	$18,182	$16,271	$16,955
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$25,090	$25,302	$—
Operating cash flows from finance leases	$3,856	$96	$—
ROU assets obtained in exchange for lease liabilities:
Operating leases	$7,201	$155,027	$—
Finance leases	$16,063	$4,183	$—
Non-cash investing and financing activities:
Conversion of subordinated notes and accrued interest into common stock	$—	$—	$37,015
Contingent earn-out liabilities for acquisitions	$3,464	$7,929	$1,414
Convertible notes issued for acquisitions	$—	$4,000	$—

Note 15 – Employee Benefit Plans

Employee Tax-Deferred Savings Plan

The Company offers a 401(k) Plan to eligible employees that provides for tax-deferred salary deductions for eligible employees. Employees may choose to make voluntary contributions of their annual compensation to the 401(k) Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. The Company provides discretionary matching contributions equal to 50 percent of the employee’s contribution amount, up to a maximum of six of the employee’s annual salary, capped at $2.5 per employee per year. Matching contributions begin vesting after one year and are fully vested after five years. Employee contributions are fully vested when made. As a result of the Pandemic, the Company’s matching contributions were temporarily suspended as of March 31, 2020. Under the 401(k) Plan there is no option available to the employee to receive or purchase the Company’s common stock. Matching contributions under the 401(k) Plan were $720, $1,268 and $1,097, respectively, for fiscal 2020, 2019 and 2018.

Note 16 – Related Parties

The Company follows the guidance in ASC 850, “Related Party Disclosure”, which requires the disclosure of material related party transactions other than compensation arrangements, expense allowances, or other similar items that occur in the ordinary course of business.

The Chefs’ Warehouse Mid-Atlantic, LLC, a subsidiary of the Company, leases a distribution facility that is 100% owned by entities controlled by Christopher Pappas, the Company’s chairman, president and chief executive officer, and John Pappas, the Company’s vice chairman and one of its directors, and are deemed to be affiliates of these individuals. Expense related to this facility was $488 for fiscal 2020, $433 for fiscal 2019 and $533 for fiscal 2018. This lease was amended during the first quarter of fiscal 2020 and expires on September 30, 2023.

The Company purchases products from ConAgra Foods, Inc. of which Steve Goldstone, a Director of the Company, was a member of the board of directors through September 20, 2018. The Company purchased approximately $662 worth of products from ConAgra Foods, Inc. through September 20, 2018 of fiscal 2018.

John DeBenedetti was a prior owner of Del Monte and served on the Company’s board of directors through April 20, 2018 at which point he ceased to be a related party. John DeBenedetti, indirectly through TJ Investments, LLC, owned an 8.33% ownership interest in Old World Provisions, which supplied products to the Company after the Del Monte acquisition. The Company purchased approximately $474 of products from Old World Provisions during the sixteen weeks ended April 20, 2018. Mr. J. DeBenedetti was not involved in the day-to-day management of Old World Provisions.

Note 17 – Commitments and Contingencies

 Legal Contingencies

The Company is involved in various legal proceedings. The Company establishes reserves for specific legal proceedings when it determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Management has also identified certain other legal matters where the Company believes an unfavorable outcome is reasonably possible and/or for which no estimate of possible losses can be made. The Company does not believe that there is a reasonable possibility of material loss or loss in excess of the amount that the Company has accrued. The Company recognizes legal fees related to any ongoing legal proceeding as incurred.

Tax Audits

The Company is involved in various tax matters, with respect to some of which the outcome is uncertain. These audits may result in the assessment of additional taxes that are subsequently resolved with authorities or potentially through the courts.

Risk Management Programs

The Company’s self-insurance reserves for its medical program totaled $1,684 and $1,220 at December 25, 2020 and December 27, 2019, respectively.

The Company’s self-insurance reserves for its automobile liability program totaled $3,450 and $2,818 at December 25, 2020 and December 27, 2019, respectively. Self-insurance reserves for workers’ compensation totaled $7,696 and $7,082 at

December 25, 2020 and December 27, 2019, respectively.

Workforce

As of December 25, 2020, approximately 7% of the Company’s employees are represented by unions, all of whom are operating under collective bargaining agreements which expire at various times between fiscal 2021 and 2025. Approximately 2% of the Company’s employees are under a collective bargaining agreement that expires in fiscal 2021.

Note 18 – Valuation Reserves

The following tables summarize the activity in our valuation accounts during the fiscal years ended December 25, 2020, December 27, 2019 and December 28, 2018:

	Balance at Beginning of Period	Additions Charged to Expense	Deductions	Balance at End of Period
Allowance for doubtful accounts
December 25, 2020	$8,846	$21,372	$(6,191)	$24,027
December 27, 2019	7,460	4,981	(3,595)	8,846
December 28, 2018	8,026	3,790	(4,356)	7,460

Allowance for deferred tax assets
December 25, 2020	$907	$1,354	$—	$2,261
December 27, 2019	812	95	—	907
December 28, 2018	289	523	—	812

Note 19 – Quarterly Results (unaudited)

The quarterly results of the Company for the fiscal years ended December 25, 2020 and December 27, 2019, including the impacts of the reclassifications described in Note 2, are as follows:

	Fiscal 2020 (1)
	Q1 (2)	Q2	Q3	Q4 (3)
Net sales	$375,431	$200,496	$254,030	$281,674
Gross profit	85,488	43,426	60,362	58,875
Operating loss	(17,058)	(25,409)	(11,925)	(48,268)
Loss before income taxes	(22,182)	(31,181)	(16,631)	(53,612)
Net loss	(14,085)	(20,334)	(11,427)	(37,057)
Basic net loss per share	(0.48)	(0.62)	(0.31)	(1.02)
Diluted net loss per share	(0.48)	(0.62)	(0.31)	(1.02)

	Fiscal 2019
	Q1	Q2	Q3	Q4
Net sales	$357,027	$411,420	$396,880	$426,507
Gross profit	85,471	101,677	96,994	102,426
Operating profit	6,116	15,530	10,624	18,397
Income before income taxes	1,565	10,685	6,107	14,046
Net income	1,134	7,746	4,425	10,888
Basic net income per share	0.04	0.26	0.15	0.37
Diluted net income per share	0.04	0.26	0.15	0.36
(1)The Company’s results for fiscal 2020 were materially adversely impacted due to the Pandemic.
(2)The Company began reflecting the results of the Sid Wainer acquisition in the first quarter of 2020.
(3)Includes $24,200 intangible asset impairment charge.

Item 9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 25, 2020.

Management’s Annual Report on Internal Control Over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 25, 2020. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal control over financial reporting was effective as of December 25, 2020.

The Company’s financial statements included in this Annual Report on Form 10-K have been audited by BDO USA, LLP, an independent registered public accounting firm, as indicated in the report appearing on page 48 of this Form 10-K. BDO USA, LLP has also provided an attestation report on the Company’s internal control over financial reporting.

Changes In Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
The Chefs’ Warehouse, Inc.
Ridgefield, CT
Opinion on Internal Control over Financial Reporting
We have audited, The Chefs’ Warehouse, Inc. (the “Company’s”) internal control over financial reporting as of December 25, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2020, based on the COSO criteria
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 25, 2020 and December 27, 2019, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 25, 2020, and the related notes and our report dated February 23, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, LLP

Stamford, CT
February 23, 2021

Item 9B.    OTHER INFORMATION

None.

PART III

Item 10.    DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the captions “Corporate Governance,” “Proposal 1 - Election of Directors” and “Section 16(a) Beneficial Ownership Reporting Compliance” in our definitive Proxy Statement for our 2021 Annual Meeting of Stockholders to be held on May 14, 2021, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference. As provided in General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding executive officers of our Company is provided in Part I of this Annual Report on Form 10-K under the caption, “Information about our Executive Officers.”

Item 11.    EXECUTIVE COMPENSATION

The information set forth under the caption “Executive Compensation” in our definitive Proxy Statement for our 2021 Annual Meeting of Stockholders to be held on May 14, 2021, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Item 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption “Stock Ownership of Certain Beneficial Owners and Management” in our definitive Proxy Statement for our 2021 Annual Meeting of Stockholders to be held on May 14, 2021, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

The following table provides certain information with respect to equity awards under our equity compensation plans as of December 25, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plans approved by stockholders	115,639	$20.23	1,447,085
Plans not approved by stockholders	—	—	—
Total	115,639	$20.23	1,447,085

Item 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the captions “Corporate Governance – Director Independence” and “Corporate Governance – Certain Relationships and Related Transactions” in our definitive Proxy Statement for our 2021 Annual Meeting of Stockholders to be held on May 14, 2021, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Item 14.    PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the captions “Proposal 2 – Ratification of Independent Registered Public Accounting Firm – Fees Paid to BDO USA, LLP” and “Proposal 2 – Ratification of Independent Registered Public Accounting Firm – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services” in our definitive Proxy Statement for our 2021 Annual Meeting of Stockholders to be held on May 14, 2021, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

PART IV

Item 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The following documents are filed as part of this report:
1.Financial Statements – See Index to the Consolidated Financial Statements at Item 8 of this Annual Report on Form 10-K.
2.Financial Statement Schedules - Supplemental schedules are not provided because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.
3.Exhibits – The exhibits listed in the accompanying Index of Exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Item 16.    FORM 10-K SUMMARY

None.

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Asset Purchase Agreement, dated as of January 11, 2015, by and among The Chefs’ Warehouse, Inc., a Delaware corporation, Del Monte Capitol Meat Company, LLC, a Delaware limited liability company, T.J. Foodservice Co., Inc., a California corporation, TJ Seafood, LLC, a California limited liability company, John DeBenedetti, Victoria DeBenedetti, Theresa Lincoln, and John DeBenedetti, as the Sellers’ Representative (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on January 15, 2015) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to this agreement are omitted, but will be provided supplementally to the Securities and Exchange Commission upon request).

2.2	Merger Agreement, dated as of January 11, 2015, by and among The Chefs’ Warehouse, Inc., a Delaware corporation, Del Monte Merger Sub, LLC, a Delaware limited liability company, Del Monte Capitol Meat Co., Inc., a California corporation, David DeBenedetti, Victoria DeBenedetti, DeBenedetti/Del Monte Trust, and John DeBenedetti, as the Sellers’ Representative (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on January 15, 2015) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to this agreement are omitted, but will be provided supplementally to the Securities and Exchange Commission upon request).

2.3	Earn-Out Agreement, dated April 6, 2015 by and among The Chefs' Warehouse, Inc., Del Monte Capitol Meat Company, LLC, T.J. Foodservice Co., Inc., TJ Seafood, LLC, and John DeBenedetti, as the Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Company's 8-K filed on April 9, 2015)(Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to this agreement are omitted, but will be provided supplementally to the Securities and Exchange Commission upon request).

2.4	Indemnification Agreement, dated April 6, 2015, by and among Del Monte Merger Sub, LLC, The Chefs' Warehouse, Inc., Del Monte Capitol Meat Company, LLC, DeBenedetti/Del Monte Trust, Victoria DeBenedetti, David DeBenedetti, Del Monte Capitol Meat Co., Inc., T.J. Foodservice Co., Inc., TJ Seafood, LLC, John DeBenedetti, Theresa Lincoln and John DeBenedetti, as the Selling Parties' Representative (incorporated by reference to Exhibit 2.2 to the Company's 8-K filed on April 9, 2015) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to this agreement are omitted, but will be provided supplementally to the Securities and Exchange Commission upon request).

2.5	Earn-Out Agreement, dated August 25, 2017 by and among Fells Point, LLC, Fells Point Wholesale Meats, Inc., Erik M. Oosterwijk and Leendert H. Pruissen (incorporated by reference to Exhibit 2.1 to the Company’s 8-K filed on August 25, 2017).

2.6	Asset Purchase Agreement dated as of August 25, 2017, by and among Fells Point, LLC, a Delaware limited liability company, Fells Point Wholesale Meats, Inc., a Maryland close corporation, Erik M. Oosterwijk, and Leendert H. Pruissen (incorporated by reference to Exhibit 10.1 to the Company’s 8-K filed on August 25, 2017) (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits to this agreement are omitted, but will be provided supplementally to the Securities and Exchange Commission upon request).

3.1	Certificate of Incorporation of the Company, dated as of July 27, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on August 2, 2011).

3.2	Bylaws of the Company, dated as of January 30, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on January 31, 2017).

3.3	Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions of the Series A Preferred Stock of The Chefs’ Warehouse, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on March 23, 2020).

4.0	Description of Securities (incorporated by reference to Exhibit 4.0 to the Company's From 10-K filed on February 24, 2020).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s S-1/A filed on July 1, 2011).

4.2	Indenture, dated as of November 22, 2019, between The Chefs’ Warehouse, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on November 22, 2019).

4.3	Form of 1.875% Convertible Senior Note due 2024 (included as an exhibit to Exhibit 4.2)

4.4	Rights Agreement, dated as of March 22, 2020, between The Chefs’ Warehouse, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on March 23, 2020).

10.1	Joint and Several Guaranty of Payment, dated as of April 26, 2012, among The Chefs’ Warehouse, Inc., Chefs’ Warehouse Parent, LLC, Dairyland USA Corporation, The Chefs’ Warehouse Mid-Atlantic, LLC, Bel Canto Foods, LLC, The Chefs’ Warehouse West Coast, LLC, and The Chefs’ Warehouse of Florida, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on April 30, 2012).

10.2	Lease between The Chefs’ Warehouse Leasing Co., LLC and Dairyland USA Corporation, dated as of December 29, 2004 (incorporated by reference to Exhibit 10.2 to the Company’s Form S-1/A filed on June 8, 2011).

10.3	First Amendment of Lease dated as of January 1, 2015 between Dairyland USA Corporation and TCW Leasing Co., LLC, f/k/a The Chefs' Warehouse Leasing Co., LLC (incorporated by reference to Exhibit 10.12 to the Company's Form 10-Q filed on August 5, 2015).

10.4	Lease Agreement, dated as of June 30, 2015, between CW LV Real Estate, LLC, The Chefs' Warehouse, Inc., Chefs' Warehouse Parent, LLC and The Chefs' Warehouse West Coast, LLC, jointly and severally as the Tenant, and CW Nevada Landlord, LLC, as the Landlord (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 7, 2015).

10.5*	Employment Agreement between Christopher Pappas and The Chefs’ Warehouse, Inc., together with its subsidiaries, dated as of August 2, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 2, 2011).

10.6*	Amended and Restated Employment Agreement between John Pappas and The Chefs’ Warehouse, Inc., together with its subsidiaries, dated as of January 12, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on January 19, 2012).

10.7*	Offer letter between Chefs’ Warehouse Holdings, LLC and Patricia Lecouras, dated as of January 31, 2007 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K filed on March 13, 2013).

10.8*	Offer letter between Chefs’ Warehouse Holdings, LLC and Alexandros Aldous, dated as of February 18, 2011 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K filed on March 13, 2013).

10.9*	Severance Agreement, made as of August 1, 2014, by and between The Chefs’ Warehouse, Inc. and Alexandros Aldous (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on August 6, 2014).

10.10*	The Chefs’ Warehouse, Inc. 2011 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Form S-1/A filed on July 1, 2011).

10.11*	The Chefs’ Warehouse, Inc. Executive Change in Control Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on May 6, 2020).

10.12	Form of Non-Qualified Stock Option Agreement (Officers and Employees) (incorporated by reference to Exhibit 10.21 to the Company's Form 10-K filed on March 10, 2017).

10.13*	Form of Non-Qualified Stock Option Agreement (Directors) (incorporated by reference to Exhibit 10.15 to the Company’s Form S-1/A filed on July 1, 2011).

10.14	Form of Restricted Share Award Agreement (Officers and Employees), for awards granted starting March 6, 2017 (incorporated by reference to Exhibit 10.24(b) to the Company's Form 10-K filed on March 10, 2017).

10.15	Form of Restricted Share Award Agreement (Directors) (incorporated by reference to Exhibit 10.25 to the Company’s Form 10-K filed on March 10, 2017).

10.16*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.19 to the Company’s Form S-1/A filed on July 1, 2011).

10.17	Form of Performance Restricted Share Award Agreement (Officers and Employees), for awards granted starting March 6, 2017 (incorporated by reference to Exhibit 10.27(b) to the Company’s Form 10-K filed on March 10, 2017).

10.18*	Form of Restricted Share Award Agreement for a Transaction Bonus Award Grant (incorporated by reference to Exhibit 10.6 to the Company's Form 8-K filed on April 9, 2015).

10.19*	Form of LTIP award agreement (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on May 6, 2015).

10.20	Credit Agreement, dated as of June 22, 2016, by and among Dairyland USA Corporation and Chefs’ Warehouse Parent, LLC, as Borrowers, and The Chefs’ Warehouse, Inc. and the other Loan Parties party thereto, as Guarantors, the Lenders party thereto and Jefferies Finance LLC, as administrative agent and collateral agent (the “Term Loan Facility”) (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on June 22, 2016).

10.21	Amendment No. 1, dated as of September 14, 2016, to the Term Loan Facility (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 15, 2016).

10.22	Amendment No. 2, dated as of September 1, 2017, to the Term Loan Facility (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on November 8, 2017).

10.23	Amendment No. 3, dated as of December 13, 2017, to the Term Loan Facility (incorporated by reference to Exhibit 10.25 to the Company’s Form 10-K filed on March 1, 2019).

10.24	Amendment No. 4, dated as of November 16, 2018, to the Term Loan Facility (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 19, 2018).

10.25	Amendment No. 5, dated as of November 28, 2019, to the Term Loan Facility (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed on February 24, 2020).

10.26	Sixth Amendment to Credit Agreement, dated June 8, 2020, by and among Dairyland USA Corporation and Chefs’ Warehouse Parent, LLC, as borrowers, The Chefs’ Warehouse, Inc., certain other subsidiaries, as guarantors, the lenders party thereto and Jefferies Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 8, 2020).

10.27	Credit Agreement, dated as of June 29, 2018, by and among Chefs’ Warehouse Parent, LLC and Dairyland USA Corporation, as Borrowers, and The Chefs’ Warehouse, Inc., The Chefs’ Warehouse Mid-Atlantic, LLC, Bel Canto Foods, LLC, The Chefs’ Warehouse West Coast, LLC, The Chefs’ Warehouse Of Florida, LLC, Michael’s Finer Meats, LLC, Michael’s Finer Meats Holdings, LLC, The Chefs’ Warehouse Midwest, LLC, Fells Point Holdings, LLC and other Loan Parties party thereto as Guarantors, the Lenders party thereto and BMO Harris Bank N.A., as Administrative Agent and Swing Line Lender (the “ABL Facility”) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on July 2, 2018).

10.28	Amendment No. 1, dated as of November 28, 2019, to the ABL Facility (incorporated by reference to Exhibit 10.27 to the Company's Form 10-K filed on February 24, 2020).

10.29*	Offer Letter, dated October 17, 2017, by and between The Chefs’ Warehouse, Inc. and James Leddy (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on October 17, 2017).

10.30	Separation and Release of Claims Agreement, dated October 17, 2017, by and between The Chefs’ Warehouse, Inc. and John Austin (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on October 17, 2017).

10.31*	Offer Letter, dated February 19, 2018, by and between The Chefs’ Warehouse Inc. and Tim McCauley (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on February 20, 2018).

10.32
Cooperation Agreement dated January 15, 2018, among The Chefs’ Warehouse, Inc., Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. VII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, and Raymond White (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on January 16, 2018).

10.33*	Form of Indemnification Agreement by and between The Chefs’ Warehouse, Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.24 to the Company’s Form S-1/A filed on July 14, 2011).

10.34*†	The Chefs’ Warehouse, Inc. 2019 Cash Incentive Plan.

10.35*	The Chefs’ Warehouse, Inc. 2019 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on October 30, 2019).

10.36*	Form of Restricted Share Award Agreement under The Chefs’ Warehouse, Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on July 31, 2019).

10.37*	Form of Performance Restricted Share Award Agreement under The Chefs’ Warehouse, Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on July 31, 2019).

10.38*	Form of Non-Qualified Stock Option Agreement under The Chefs’ Warehouse, Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on July 31, 2019).

10.39	Form of Restricted Share Award Agreement under The Chefs’ Warehouse, Inc. 2019 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on May 6, 2020.

10.40	Form of Executive Severance Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on May 6, 2020).

10.41*†	The Chefs’ Warehouse, Inc 2020 Cash Incentive Plan.

14.1	The Chefs’ Warehouse, Inc. Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form 10-Q filed on August 6, 2013).

21	Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company’s Form 10-K filed on February 24, 2020).

23.1†	Consent of the Independent Registered Public Accounting Firm.

31.1†	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2†	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1†	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2†	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS†	XBRL Instance Document – the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH†	XBRL Schema Document
101.CAL†	XBRL Calculation Linkbase Document
101.DEF†	XBRL Definition Linkbase Document
101.LAB†	XBRL Label Linkbase Document
101.PRE†	XBRL Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Management Contract or Compensatory Plan or Arrangement
†	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 23, 2021.

THE CHEFS’ WAREHOUSE, INC.

February 23, 2021	/s/ Christopher Pappas
Christopher Pappas
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Christopher Pappas	Chairman, President and	February 23, 2021
Christopher Pappas	Chief Executive Officer (Principal Executive Officer)

/s/ James Leddy	Chief Financial Officer	February 23, 2021
James Leddy	(Principal Financial Officer)

/s/ Timothy McCauley	Chief Accounting Officer	February 23, 2021
Timothy McCauley	(Principal Accounting Officer)

/s/ John Pappas	Director and Vice Chairman	February 23, 2021
John Pappas

/s/ Alan Guarino	Director	February 23, 2021
Alan Guarino

/s/ Dominick C. Cerbone	Director	February 23, 2021
Dominick C. Cerbone

/s/ Joseph Cugine	Director	February 23, 2021
Joseph Cugine

/s/ Stephen Hanson	Director	February 23, 2021
Stephen Hanson

/s/ Katherine Oliver	Director	February 23, 2021
Katherine Oliver

/s/ Steven F. Goldstone	Director	February 23, 2021
Steven F. Goldstone

/s/ Ivy Brown	Director	February 23, 2021
Ivy Brown

/s/ Aylwin Lewis	Director	February 23, 2021
Aylwin Lewis

BOARD OF DIRECTORS

Christopher Pappas	Founder, Chairman, President and Chief Executive Officer, The Chefs’ Warehouse, Inc.
John Pappas	Founder, Vice Chairman and Former Chief Operating Officer, The Chefs’ Warehouse, Inc.
Ivy Brown	Former President of the United Parcel Service, Inc., Northeast District
Dominick Cerbone	Former Partner, Ernst & Young LLP
Joseph M. Cugine	President, BarFresh Food Group Inc.
Steven F. Goldstone	Former Non-Executive Chairman, ConAgra Foods, Inc.
Alan C. Guarino	Vice Chairman of Global Financial Markets, Korn/Ferry International
Stephen Hanson	Former President, B.R. Guest Restaurants
Aylwin Lewis	Former Chairman, Chief Executive Officer and President of Potbelly Corporation
Katherine Oliver	Principal, Bloomberg Associates

MANAGEMENT TEAM

Christopher Pappas	Founder, Chairman, President and Chief Executive Officer
John Pappas	Founder and Vice Chairman
James Leddy	Chief Financial Officer and Assistant Corporate Secretary
Alexandros Aldous	General Counsel, Corporate Secretary and Chief Government Relations Officer
Patricia Lecouras	Chief Human Resources Officer
Tim McCauley	Chief Accounting Officer

CORPORATE DATA

Available Information	Annual Meeting	Transfer Agent
The Company’s annual and quarterly reports and other news
releases are posted on its website
(investors.chefswarehouse.com). If you would like to have a printed copy of any of this information mailed to you, please call or write to our Corporate Secretary in the corporate offices and he will be glad to send them to you.

The annual meeting of stockholders will be held on May 14, 2021 at the Company’s principal executive offices located at 100 East Ridge Road, Ridgefield, Connecticut 06877, and simultaneously on the Internet through a virtual web conference at
	www.virtualshareholdermeeting.com/chef21.	American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, New York 11219

Independent Registered Public Accounting
Firm
BDO USA, LLP Melville, New York

Market Information	Corporate Offices	Securities Counsel
Our common stock trades on the NASDAQ Global Select Market under the symbol “CHEF.”	100 East Ridge Road Ridgefield, Connecticut 06877 (203) 894-1345 www.chefswarehouse.com	Shearman & Sterling LLP New York, New York